NO ACT

PE
3-21-14



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



14005660

Received SEC

MAR 25 2014

Washington, DC 20549

March 25, 2014

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 3-25-14

Sanford Lewis
sanfordlewis@strategiccounsel.net

Re: The Dow Chemical Company
Incoming letter dated March 21, 2014

Dear Mr. Lewis:

This is in response to your letters dated March 21, 2014 and March 24, 2014 concerning the shareholder proposal submitted to Dow by Amnesty International USA, the Unitarian Universalist Association and Calvert Investment Management, Inc. on behalf of the Calvert VP SRI Large Cap Value Portfolio, the Calvert S&P 500 Index Portfolio, the Calvert Large Cap Value Fund and the Calvert Equity Income Fund. We also have received a letter from Dow dated March 24, 2014. On March 18, 2014, we issued our response expressing our informal view that Dow could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

## SANFORD J. LEWIS, ATTORNEY

March 24, 2014

Keith F. Higgins, Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: Calvert Management Inc. Request for Reconsideration and Appeal to Commission on No Action Request: Shareholder Proposal to Dow Chemical Company (Report Regarding Bhopal) – Supplemental Letter**

Dear Mr. Higgins,

I am writing to you on behalf of the lead filers[1] who submitted a request for reconsideration March 21, 2014 shareholder proposal ("Proposal") on the March 18, 2014 no action letter granted to Dow Chemical Company ("Dow" or "The Company"). We stand by our previous reconsideration request and here will respond briefly to the letter in opposition to our reconsideration request submitted March 24, 2014 by Ronald Mueller of Gibson, Dunn & Crutcher, LLP on behalf of the Company.

In its response, the Company asserts that the letter does not present new information or novel or complex issues of substantial importance to the administration of Rule 14a-8, but only a difference of opinion and an elaboration of previously submitted materials.

Quite to the contrary, our most recently submitted materials document "financially material" costs of at least $300 million lost by the company as a result of the Bhopal legacy. The letter establishes conclusively that the Company formerly saw India as a key growth region. The intended investment in GACL, worth $70 million, and is documented in the new materials submitted to have as expected to result in turnover of $300 million by 2016, a return of four times the original investment across the first five year phase. A similar return upon the intended investment of $5 billion would have resulted in a materially significant percentage of the Company's overall business and been reflected in current and future earnings.

When combined with our prior submission, our recently submitted documentation demonstrates the implausibility of the Company's assertion that the Bhopal legacy will have no impact on the Company going forward. Notably, the Company has not denied the losses documented in our correspondence, but only has held to its opinion that no reputation or investment impact will be suffered. The losses the

[1] The lead filers of the Proposal are Calvert VP SRI Large Cap Value Portfolio, Calvert VP S&P 500 Index Portfolio, Calvert Large Cap Value Fund and Calvert Equity Income Fund (the "Proponents"). The Proposal was also co-filed by the Unitarian Universalist Association and Amnesty International USA.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • 413 549-7333 ph.

company has suffered in reputation and in investments in India are clearly documented, not merely "the Proponent's own views" as asserted by the Company in its latest letter.

Our request raises fundamental policy considerations regarding the operation of the Rule 14a-8, namely, whether the Staff from this point forward will allow implausible opinions and reports of companies to be deemed "substantial implementation" without providing information needed to avoid misleading shareholders. Accordingly, we urge that the Staff and Commission disallowed exclusion of this important proposal.

Sincerely,



Sanford Lewis

cc: Ronald O. Mueller, Gibson, Dunn & Crutcher, LLP
Charles J. Kalil, General Counsel and Corporate Secretary, Dow Chemical

# GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

March 24, 2014

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
*Stockholder Proposal of Amnesty International USA et al.*
*Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter relates to the no-action request (the "No-Action Request") submitted to the staff of the Division of Corporation Finance on February 7, 2014 on behalf of our client, The Dow Chemical Company (the "Company"), in response to the shareowner proposal (the "Proposal") and statements in support thereof received from Amnesty International USA, Unitarian Universalist Association and Calvert Investment Management, Inc., on behalf of the Calvert VP SRI Large Cap Value Portfolio, Calvert VP S&P 500 Index Portfolio, Calvert Large Cap Value Fund and Calvert Equity Income Fund (the "Proponents"). The Proposal requests that the Company report on (i) its assessment of the financial, reputational and operational impacts that the legacy of the chemical release at Bhopal may, if left unresolved, reasonably have on Dow's Indian and global business opportunities, and (ii) on any actions Dow intends to take to reduce such impacts.[1] In the No-Action Request, we argued that the Proposal could be excluded from the Company's proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders pursuant to Rule 14a-8(i)(10) because the Company substantially implemented the Proposal.

On March 7, 2014, counsel for the Proponents submitted a letter ("Proponents' Letter") setting forth arguments opposing the No-Action Request. The Staff granted the No-Action Request in

---

[1] The Bhopal tragedy occurred in 1984. Union Carbide Corporation owned 50.9% of Union Carbide India Limited, which owned and operated the pesticide plant in Bhopal, Madhya Pradesh, India, where the incident occurred. In 1994, Union Carbide Corporation sold its shares in Union Carbide India Limited. In 2001, the Company acquired all of the stock of Union Carbide Corporation.

a response letter dated March 18, 2014. By letter dated March 21, 2014 (the "Reconsideration Request"), counsel for certain of the Proponents requested reconsideration of the Staff's determination and, in the case reconsideration is denied, that the matter be presented to the Commission for its consideration.[2]

The Reconsideration Request does not raise any new facts or analysis beyond that contained in the Proponents' Letter, and does not present novel or complex issues that are of substantial importance to the administration of Rule 14a-8. Instead, the Reconsideration Request elaborates on assertions made in the Proponents' Letter and attaches six year old documents that it asserts demonstrate that the legacy of Bhopal caused the Company to forego material projects in India in the past.[3] Essentially, the Proponents, who concede that they have incomplete information and at times rely on news reports or anecdotes, simply disagree with the Company's assessment regarding the matters that the Proposal asks the Company to report on.

Because the Proposal requests that the Company report on its assessment regarding reasonably likely future implications of Bhopal on the Company's business opportunities and on actions it intends to take in the future, we respectfully believe that the Proponents' differing views do not bear on whether the Company has substantially implemented the Proposal. In this regard, after receiving the Proposal, the Company carefully considered the information requested in the Proposal, assessed the matter in light of its current business plans and prospects (whereas the Proponents have cited information that pre-dates 2008), and revised its already extensive disclosures to report on its assessment as requested in the Proposal. Moreover, the Company already had reported on actions it intends to take in the future with respect to the Bhopal situation. Under well-established Rule 14a-8(i)(10) precedent cited in the No-Action Request, the fact that the Company's implementation of the Proposal resulted in a different assessment than what the Proponents' prefer does not alter the fact that the Company's actions have addressed and fulfilled the guidelines of the Proposal.

---

[2] Under 17 C.F.R. § 202.1(d), "the [S]taff . . . will generally present questions to the Commission which involve matters of substantial importance and where the issues are novel or highly complex."

[3] While we do not believe that it is relevant to either the Reconsideration Request or the Proposal, the Company does not agree with the accuracy of a number of the assertions regarding its business in the Reconsideration Request.

Accordingly, because the Reconsideration Request is premised on the Proponents' own views regarding the situation that the Proposal requests the Company to assess, and does not raise new facts, analysis or policy issues beyond those set forth in the Proponents' Letter, the Staff should deny the Reconsideration Request and should not present this matter to the Commission.

If the Staff believes that further information regarding this matter would be of assistance, please do not hesitate to call me at (202) 955-8671 or Amy E. Wilson, the Company's Assistant Secretary and Senior Managing Counsel, at (989) 638-2176. Please send any correspondence regarding this letter to shareholderproposals@gibsondunn.com.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Amy E. Wilson, The Dow Chemical Company
Sanford J. Lewis, Esq.
Cheryl Barth, Amnesty International USA
Timothy Brennan, Unitarian Universalist Association
Gabriel Thoumi, Calvert Investment Management, Inc.

101655995.2

**From:** Sanford Lewis <sanfordlewis@gmail.com>
**Sent:** Friday, March 21, 2014 6:21 PM
**To:** shareholderproposals; cjkalil@dow.com; Mueller, Ronald O.; Bennett Freeman; Higgins, Keith
**Subject:** Re: Dow Chemical (Calvert): Request for Reconsideration and Appeal to the Commission
**Attachments:** Exhibit 1 - Record of Decision_cmp.pdf

Ladies and Gentlemen:

Enclosed find the Record of Decision, Exhibit 1 of the previously submitted request for reconsideration of the Dow Chemical shareholder proposal on Bhopal.

Sanford Lewis
Attorney
PO Box 231
Amherst, MA 01004

413-549-7333 direct

---



On Fri, Mar 21, 2014 at 5:21 PM, Sanford Lewis <sanfordlewis@gmail.com> wrote:
Ladies and Gentlemen:
On behalf of the Proponent and lead filer, Calvert funds that are beneficial owners of Dow Chemical stock, enclosed find a request for Staff reconsideration, and appeal to the Commission, of the no action letter granted to Dow Chemical dated March 18, 2014 on the proposal on the Bhopal legacy.

We note that the Staff has not waived the deadline of Rule 14a-8(j) regarding publication of the proxy prior to 80 days after the Company has filed its no action request.

The record of decision, Exhibit 1 of this submission, will follow in a separate email transmission.

Sincerely,

Sanford Lewis
Attorney

PO Box 231
Amherst, MA 01004

413-225-1552 voicemail and text messages
413-549-7333 direct office line

---

**Exhibit 1 – Record of Decision**

# GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

February 7, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
*Stockholder Proposal of Amnesty International USA et al.*
*Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Amnesty International USA, Unitarian Universalist Association and Calvert Investment Management, Inc., on behalf of the Calvert VP SRI Large Cap Value Portfolio, Calvert VP S&P 500 Index Portfolio, Calvert Large Cap Value Fund and Calvert Equity Income Fund (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

## BACKGROUND

On December 3, 1984, a gas leak occurred in Bhopal, India, at a chemical plant owned and operated by Union Carbide India Limited, an Indian company with shared ownership by Union Carbide Corporation, the Government of India, and private investors. In 2001, more than 16 years after the tragedy, and more than 10 years after the $470 million settlement agreement—paid by Union Carbide Corporation and Union Carbide India Limited—was approved by the Supreme Court of India, the Company acquired the shares of Union Carbide Corporation. In 2010, the Government of India filed a "Curative Petition" with the Supreme Court of India requesting that court to order additional funds to be paid for claimed gas release and site pollution-related injuries and damages, notwithstanding the 1989 settlement agreement entered into by the Government of India, Union Carbide Corporation, and Union Carbide India Limited. The Company never owned or operated Union Carbide India Limited's Bhopal site, and no court has to date found Union Carbide Corporation legally liable for damages arising from the gas release. Moreover, the United States Court of Appeals for the Second Circuit has specifically declined to find Union Carbide Corporation liable for pollution-related damages at the plant site, dismissing a putative class action in 2013 that sought such relief.

## THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders request that our Company prepare a report to shareholders by September 2014, at reasonable cost and excluding confidential information, assessing the short and long term financial, reputational and operational impacts that the legacy of the Bhopal disaster may, if left unresolved, reasonably have on Dow's Indian and global business opportunities, and reporting on any actions Dow intends to take to reduce such impacts.

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

## BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal properly may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has updated material on its website regarding this matter and thereby has substantially implemented the Proposal.

**ANALYSIS**

**The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented By Public Disclosures On The Company's Website.**

*A. Background.*

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal "[i]f the company has already substantially implemented the proposal." For the reasons set forth below, we ask that the Staff concur that the Proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Company has publicly disclosed on its website the information requested by the Proposal.

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," *see* the 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998).

Thus, when a company can demonstrate that it has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., The Dow Chemical Co.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal that requested a "global warming report" that discussed how the Company's efforts to ameliorate climate change may have affected the global climate when the Company had already made various statements about its efforts related to climate change, which were scattered throughout various corporate documents and disclosures). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

At the same time, a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018, at n.30 and accompanying text (May 21, 1998). *See, e.g., Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting). Differences between a company's actions and a stockholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions"); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring that a proposal requesting that the company confirm the legitimacy of all current and future U.S. employees was substantially implemented when the company had verified the legitimacy of 91% of its domestic workforce); *Masco Corp.* (avail. Mar. 29, 1999) (concurring in the exclusion of a proposal seeking specific criteria for the company's outside directors after the company had adopted a version of the proposal that included modifications and clarifications).

*B. Analysis.*

The Proposal requests that the Company prepare a report "assessing the short and long term financial, reputational and operational impacts that the legacy of the Bhopal disaster may, if left unresolved, reasonably have on [the Company's] Indian and global business opportunities, and reporting on any actions [the Company] intends to take to reduce such impacts." With almost 30 years having elapsed since the Bhopal tragedy, almost 20 years having elapsed since Union Carbide Corporation sold its shares in the Indian company at whose plant the event occurred, and a dozen years having elapsed since the Company acquired the stock of Union Carbide Corporation,[1] the Company has been transparent on its views and position regarding Bhopal. In connection with reviewing the Proposal, the Company reevaluated a document included on its website regarding the Bhopal Curative Petition, entitled "Q and A with respect to the Government of India's request for a Curative Petition related to the 1989 Bhopal Settlement" (the "Bhopal Q&A"), and determined to revise and supplement that document to more affirmatively report on the matters addressed in the Proposal. The Bhopal Q&A, as revised, is posted on the section of the Company's website devoted to Bhopal.[2] The Bhopal Q&A substantially implements the Proposal for purposes of Rule 14a-8(i)(10) by implementing the Proposal's essential objective.

---

[1] Until 1994, Union Carbide Corporation owned 50.9% of Union Carbide India Limited, which owned and operated the pesticide plant in Bhopal, Madhya Pradesh, India, where the incident occurred.

[2] The Company document entitled "Q and A with respect to the Government of India's request for a Curative Petition related to the 1989 Bhopal Settlement" is available at http://www.dow.com/sustainability/debates/pdfs/QA_Issuance_Notice_with_respect_Curative.pdf. Even before the revision addressed in this letter, the Bhopal Q&A stated: "Q. What does this mean for Dow

*(Cont'd on next page)*

As most relevant to the Company's substantial implementation of the Proposal, the Bhopal Q&A expressly indicates that the Company does not expect the legacy of the Bhopal disaster to have any financial, reputational or operational impacts upon Dow's Indian and global business opportunities. Specifically, the Company's Bhopal Q&A states:

> Q. What does this mean for Dow businesses in India, and does this change our position regarding growth in this region?
>
> Dow's affiliated companies continue to experience double-digit growth in India and employ approximately 900 employees in India. Dow's presence in India began with the Polychem Limited joint venture in 1957. Dow India continues to thrive fifty years later with a strong manufacturing and operations presence in ten locations across the country, supporting key applications for Dow products in industries as diverse as paints & coatings, water, pharmaceuticals, automotive, alternative energies, construction and agriculture. (Further information on Dow's business in India can be found at www.dow.in.) These recent proceedings have not changed the facts, our view on the applicable law or our position regarding Bhopal. For the reasons discussed above, we do not believe that Bhopal or the 2010 request for a Curative Petition will have any financial, operational or reputational impact on Dow's business opportunities in India or elsewhere in the world, and we will continue to oppose efforts to implicate Dow in the Bhopal matter.

Accordingly, as reflected in the Bhopal Q&A, the Company has (i) assessed the short and long term financial, reputational and operational impacts of the Bhopal matter, including the recent developments relating to the Curative Petition; (ii) issued a report addressing the impact it reasonably expects the Bhopal matter to have on the Company's Indian and global business opportunities; and (iii) reported on any actions the Company intends to take to reduce such impacts. With respect to the third prong of the Proposal, we note that the Proposal reflects a bias as to the outcome of the Company's assessment, and therefore that the Proposal does not require the Company to "report[] on any actions [it] intends to take to reduce such impacts" if the Company is of the view that there is no such impact. The Proposal acknowledges as much, requesting only that the Company report on actions that it will take to mitigate "such impacts," *i.e.*, the impacts, if any, that the Company identifies. Nevertheless, while addressing this aspect of the Proposal from a different perspective than the Proposal presupposes, the Bhopal Q&A implements the Proposal by addressing the

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*(Cont'd from previous page)*

businesses in India does this change our position regarding growth in this region? A. We do not believe that our business in India will be directly impacted by these proceedings."

actions that the Company intends to take with respect to the Bhopal matter, stating that the Company "will continue to oppose efforts to implicate Dow in the Bhopal matter."[3]

In sum, by disclosing the information requested by the Proposal, the Bhopal Q&A and statements on the Company's website devoted to Bhopal not only address the Proposal's underlying concern and essential objective, but also accomplish a result identical to that sought by the Proposal and therefore substantially implement the Proposal.

The Staff has consistently concurred with the exclusion of stockholder proposals that, like the Proposal, request a report containing information that the company has already publicly disclosed. Among the numerous precedent addressing this type of proposal under Rule 14a-8(i)(10) are the following:

- *The Coca-Cola Co.* (avail. Jan. 25, 2012, *recon. denied* Feb. 29, 2012), in which the proposal requested that the board prepare a report "updating investors on how the company is responding to the public policy challenges associated with [Bisphenol A]." The company asserted that its website already disclosed "information about the use of BPA in aluminum can liners and the [c]ompany's priority of ensuring the safety and quality of its products and packaging." Although the disclosures referenced by the company were scattered across multiple pages of the company's website, the Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10), noting that the company's "public disclosures compare favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal."

- *Target Corp.* (avail. Mar. 26, 2013), in which the Staff concurred in the exclusion of a proposal requesting that the board study the feasibility of adopting a policy prohibiting the use of treasury funds for direct and indirect political contributions, where the company referenced a one-page statement in opposition from a previous proxy statement and five pages excerpted from a company report, both of which addressed company reviews of the use of company funds for political purposes.

- *TECO Energy, Inc.* (avail. Feb. 21, 2013), in which the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proposal requesting a report on the environmental and public health effects of mountaintop removal operations as well as feasible mitigating

---

[3] The section of the Company's website devoted to Bhopal discusses other actions that the Company has taken and continues to take to respond to the Bhopal tragedy by affirming the Company's pledge and commitment everywhere the Company does business around the world to the full implementation of "Responsible Care," which is a set of process safety standards, emergency preparedness, and community awareness that was adopted by the chemical industry following the Bhopal incident. *See* http://www.dow.com/sustainability/issues/bhopal/.

measures, where the company supplemented its sustainability report with a two page report and four page table on the topic.

- *General Electric Co.* (avail. Jan. 18, 2011, *recon. granted* Feb. 24, 2011), in which the Staff concurred in the exclusion on substantial implementation grounds of a proposal requesting a report on legislative and regulatory public policy advocacy activities where the company prepared and posted an approximately 2 page report regarding public policy issues on its website, noting that the company's "policies, practices and procedures compare favorably with the guidelines of the proposal."

- *Pfizer Inc.* (avail. Jan. 11, 2013, *recon. denied* Mar. 1, 2013), in which the Staff concurred in the exclusion of a proposal requesting that the board issue a report detailing measures implemented to reduce the use of animals and specific plans to promote alternatives to animal use, where the company cited its compliance with the Animal Welfare Act and published a two-page "Guidelines and Policy on Laboratory Animal Care" on its website.

*See also Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (in each case, concurring in the exclusion, under Rule 14a-8(i)(10), of a proposal requesting that the company issue a report based upon the company having already publicly disclosed the subject matter of the requested report).

As with the companies in the foregoing precedents, the Company already has disclosed on its corporate website the information that the Proposal requests. Accordingly, the Company has substantially implemented the Proposal, and the Proposal may be excluded from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(10).

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(10).

We further request that the Staff waive the 80-day filing requirement as set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." Although it took some time for the Company to be able to take the steps necessary to respond to and substantially implement the Proposal, the

Company did so by the deadline requested in the Proposal. Accordingly, we believe that good cause for a waiver exists.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Amy E. Wilson, the Company's Assistant Secretary and Senior Managing Counsel, at (989) 638-2176.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Amy E. Wilson, The Dow Chemical Company
Cheryl Barth, Amnesty International USA
Timothy Brennan, Unitarian Universalist Association
Gabriel Thoumi, Calvert Investment Management, Inc.

101653387.7

GIBSON DUNN

**EXHIBIT A**

# FAX

**To:** MR. CHARLES KALIL

**From:** CHERYL BARTH

**Fax:** 1 989-638-1740

**Pages:** 3

**Phone:** 1 989-636-1792

**Date:** 11/25/13

**Re (Fax):** SHAREHOLDER PROPOSAL

**CC:**

**Comments:**


RECEIVED
NOV 25 2013
OFFICE OF THE
CORPORATE SECRETARY



November 25, 2013

Mr. Charles Kalil
Corporate Secretary and Chief Governance Officer
Dow Chemical Corporation
Office of the Corporate Secretary
2030 Dow Center
Midland, MI 48674

Dear Mr. Kalil:

I am writing to inform you that Amnesty International USA (AIUSA) is filing the enclosed shareholder proposal, in conjunction with Calvert Investments and the Unitarian Universalist Association, for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

AIUSA is the holder of stock in Chevron Corporation. We have held our shares in Chevron Corporation continually for almost ten years. AIUSA intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you and representatives of the other shareholders filing this resolution. Please feel free to contact me at (212) 633-4232 or cbarth@aiusa.org should you have any further questions on this matter.

Sincerely,

Cheryl Barth
Chief Financial and Administrative Officer

AMNESTY INTERNATIONAL USA | 5 PENN PLAZA | NEW YORK, NY 10001-1810
T 212.807.8400 | F 212.627.1451 | WWW.AMNESTYUSA.ORG

WHEREAS:

According to McKinsey on Chemicals Winning in India: The specialty-chemicals opportunity (2012), India's specialty-chemical sector is expected to grow 13% to 17% annually from 2010 to 2020 becoming the 4th largest specialty-chemical market in the world with an expected size of $80 to $100 billion.

Dow Chemical ("Dow") continues to experience significant business risks in India associated with the ongoing controversy over the Union Carbide Bhopal, India tragedy. Dow's acquisition of Union Carbide in 2001 has made it the focus of legal and campaign actions by both survivors and the Indian government.

This has significantly affected business opportunities in India, undermining Dow's ability to enter this market. In July 2013, a Bhopal court reissued a summons to Dow's offices in Michigan, requiring Dow to explain why Union Carbide has refused to appear in criminal proceedings. Union Carbide faces manslaughter charges arising from a 1984 gas leak from a Union Carbide plant in Bhopal, India which killed at least 7,000 people within days and at least 15,000 more in the following years. Records show that Union Carbide had stored bulk quantities of hazardous methyl isocyanate in Bhopal without equipping the plant with corresponding safety features.

In 1988, an Indian court upheld the liability of Union Carbide to pay damages for the disaster. Civil claims originally settled by Union Carbide in 1989 were reopened by the Indian government, which seeks additional compensation that could total over US$1 billion. Dow is a defendant in this action.

Studies have found toxic contaminants and heavy metals in soil and groundwater at the former Union Carbide site. Dow is also a defendant in Indian litigation concerning remediation of this ongoing contamination. The Indian Ministry of Law concluded that, "irrespective of the manner in which [Union Carbide] has merged or has been acquired by Dow Chemicals, if there is any legal liability, it would have to be borne by Dow".

In 2012, the Bhopal entanglement caused Dow reputational damage via its Olympics sponsorship. Governance Metrics International, an independent corporate governance research and ratings agency, called the resulting press "disastrous". London's City Hall resolved that Dow's sponsorship had "caused damage to the reputation of the London 2012 Olympic and Paralympic Games." They said Olympic organizing committees "should consider the environmental, social, ethical and human rights records of companies when awarding high-profile partnership and sponsorship deals."

India's specialty-chemical sector is expected to become the 4th largest market in the world. Association with the Bhopal disaster may continue to materially damage Dow's business opportunities and growth prospects in India.

RESOLVED: Shareholders request that the Board of Directors prepare a report to shareholders by September 30, 2014, at reasonable cost and excluding confidential information, assessing the short or long-term financial, reputational and operational impacts that the legacy of Bhopal may, if left unresolved, reasonably have on Dow's business in India and worldwide, and reporting on any actions Dow intends to take to reduce such impacts.



The Dow Chemical Company
Midland, Michigan 48674
USA

December 9, 2013

***VIA OVERNIGHT DELIVERY***
Ms. Cheryl Barth
Amnesty International USA
5 Penn Plaza
New York, NY 10001

Dear Ms. Barth:

I am writing on behalf of The Dow Chemical Company (the "Company"), which received on November 25, 2013, the stockholder proposal (the "Proposal") that you submitted on behalf of Amnesty International USA (the "Proponent").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(d) requires that any stockholder proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted symbols such as dollar and percent signs as words and have counted numbers and acronyms as multiple words. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent receives this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For reference, I enclose a copy of Rule 14a-8.

Sincerely,

Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

Enclosure



December 17, 2013

VIA FACSIMILE AND OVERNIGHT MAIL

Amy E. Wilson
Assistant Secretary and Senior Managing Counsel
Office of the Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Ms. Wilson:

In response to your request received by Calvert on December 9, 2013, please see the enclosed resolution draft which has 477 words. The proposal does not exceed the required 500 word maximum. If you have any further questions, please direct any correspondence to Gabriel Thoumi, CFA, at (301) 961-4759, or contact him via email at gabriel.thoumi@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,



Cheryl Barth
Chief Financial and Administrative Officer
Amnesty International USA

Enclosures:
Resolution text

Cc: Bennett Freeman, SVP, Social Research and Policy, Calvert Investment Management, Inc.
Stu Dalheim, VP, Shareholder Advocacy, Calvert Investment Management, Inc.
Gabriel Thoumi, CFA, Sr. Sustainability Analyst, Calvert Investment Management, Inc.

WHEREAS: McKinsey on Chemicals Winning in India: The specialty-chemicals opportunity, states India's specialty chemical sector is expected to grow 17% annually this decade becoming the 4th largest global market with an expected size of $100 billion.

Dow Chemical (Dow) continues to experience material business risks in India associated with the ongoing controversy over the Union Carbide Bhopal India tragedy. Dow acquired Union Carbide in 2001 making Dow the focus of legal actions by survivors and the Indian government.

This has significantly affected Dow's business opportunities in India, undermining Dow's Indian market strategy. In fact, recently, an Indian court reissued a summons to Dow requiring Dow to explain why Union Carbide (Dow) has refused to appear in criminal proceedings. Union Carbide (Dow) faces manslaughter charges arising from the 1984 Bhopal gas leak from their plant which killed at least 23,000 people. Records show that Union Carbide stored bulk quantities of hazardous methyl isocyanate in Bhopal without equipping the plant with required safety features.

In 1988, an Indian court upheld the liability of Union Carbide (Dow) to pay damages for the disaster. Dow is a defendant in this action.

Studies have found toxic contaminants in soil and groundwater at the former plant site. Dow is also a defendant in Indian litigation concerning remediation of this ongoing contamination. The Indian Ministry of Law concluded that, "irrespective of the manner in which [Union Carbide] has merged or has been acquired by Dow Chemicals, if there is any legal liability, it would have to be borne by Dow".

In 2012, the Bhopal disaster caused Dow reputational damage via its Olympics sponsorship. Governance Metrics International, an independent corporate governance research and ratings agency, called the resulting press "disastrous". London's City Hall resolved that Dow's sponsorship had "caused damage to the reputation of the London Olympic and Paralympic Games." They said Olympic organizing committees "should consider the environmental, social, ethical and human rights records of companies when awarding high profile partnership and sponsorship deals."

India's specialty chemical sector is expected to become the 4th largest global market this decade. Dow's inability to resolve the Bhopal disaster continues to materially damage Dow's Indian current business opportunities and potential growth prospects in India.

RESOLVED: Shareholders request that our Company prepare a report to shareholders by September 2014, at reasonable cost and excluding confidential information, assessing the short and long term financial, reputational and operational impacts that the legacy of the Bhopal disaster may, if left unresolved, reasonably have on Dow's Indian and global business opportunities, and reporting on any actions Dow intends to take to reduce such impacts.



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Unitarian Universalist Association
Human Resources
25 Beacon Street, Boston MA 02108
Phone: 617-948-4649
Fax: 617-367-3237

## FACSIMILE TRANSMITTAL SHEET

| TO: | FROM: |
|---|---|
| Mr. Charles Kalil - Corporate Secretary & Chief Governance Officer | Tim Brennan |
| **FAX NUMBER:** | **DATE:** |
| 989-638-1740 | 11-25-13 |
| **PHONE NUMBER:** | **TOTAL NO. OF PAGES** |
| 989-636-1792 | 6 |

**RE:**
Shareholder Resolution


RECEIVED
NOV 25 2013
OFFICE OF THE
CORPORATE SECRETARY



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and
Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 tel
617 367 3237 fax

www.uua.org

VIA FAX AND OVERNIGHT MAIL

November 25, 2013

Mr. Charles Kalil
Corporate Secretary and Chief Governance Officer
Dow Chemical Corporation
Office of the Corporate Secretary
2030 Dow Center
Midland, MI 48674

Dear Mr. Kalil:

I am writing to inform you that the Unitarian Universalist Association ("UUA") is joining with Amnesty International USA (AIUSA) and Calvert Investments in filing the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

The Unitarian Universalist Association is the holder of 172 shares in Dow Chemical Co. We have held our shares in the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholder's meeting. The UUA hereby delegates to Amnesty International USA (AIUSA) authority to act on behalf of the UUA in all respects with regard to this filing.

This resolution is proposed by the Unitarian Universalist Association, which is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been a force in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $157 million, the earnings of which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the value of our investments.

*Affirming the Worth and Dignity of All People*

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting.

Verification that we are beneficial owners of Dow Chemical Co. is enclosed. If you have any questions or wish to discuss the proposal, please contact Cheryl Barth at (212) 633-4232 or cbarth@aiusa.org.

Yours very truly,



Timothy Brennan

Enclosures: Shareholder resolution
Verification of ownership

WHEREAS:

According to McKinsey on Chemicals Winning in India: The specialty-chemicals opportunity (2012), India's specialty-chemical sector is expected to grow 13% to 17% annually from 2010 to 2020 becoming the 4th largest specialty-chemical market in the world with an expected size of $80 to $100 billion.

Dow Chemical ("Dow") continues to experience significant business risks in India associated with the ongoing controversy over the Union Carbide Bhopal, India tragedy. Dow's acquisition of Union Carbide in 2001 has made it the focus of legal and campaign actions by both survivors and the Indian government.

This has significantly affected business opportunities in India, undermining Dow's ability to enter this market. In July 2013, a Bhopal court reissued a summons to Dow's offices in Michigan, requiring Dow to explain why Union Carbide has refused to appear in criminal proceedings. Union Carbide faces manslaughter charges arising from a 1984 gas leak from a Union Carbide plant in Bhopal, India which killed at least 7,000 people within days and at least 15,000 more in the following years. Records show that Union Carbide had stored bulk quantities of hazardous methyl isocyanate in Bhopal without equipping the plant with corresponding safety features.

In 1988, an Indian court upheld the liability of Union Carbide to pay damages for the disaster. Civil claims originally settled by Union Carbide in 1989 were reopened by the Indian government, which seeks additional compensation that could total over US$1 billion. Dow is a defendant in this action.

Studies have found toxic contaminants and heavy metals in soil and groundwater at the former Union Carbide site. Dow is also a defendant in Indian litigation concerning remediation of this ongoing contamination. The Indian Ministry of Law concluded that, "irrespective of the manner in which [Union Carbide] has merged or has been acquired by Dow Chemicals, if there is any legal liability, it would have to be borne by Dow".

In 2012, the Bhopal entanglement caused Dow reputational damage via its Olympics sponsorship. Governance Metrics International, an independent corporate governance research and ratings agency, called the resulting press "disastrous". London's City Hall resolved that Dow's sponsorship had "caused damage to the reputation of the London 2012 Olympic and Paralympic Games." They said Olympic organizing committees "should consider the environmental, social, ethical and human rights records of companies when awarding high-profile partnership and sponsorship deals."

India's specialty-chemical sector is expected to become the 4th largest market in the world. Association with the Bhopal disaster may continue to materially damage Dow's business opportunities and growth prospects in India.

RESOLVED: Shareholders request that the Board of Directors prepare a report to shareholders by September 30, 2014, at reasonable cost and excluding confidential information, assessing the short or long-term financial, reputational and operational impacts that the legacy of Bhopal may, if left unresolved, reasonably have on Dow's business in India and worldwide, and reporting on any actions Dow intends to take to reduce such impacts.

11/25/2013 16:28 FAX 617 367 3237 UUA 006/006



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

11/25/2013

To Whom It May Concern:

As of November 25, 2013 State Street Bank held 172 shares of DOW CHEMICAL CO in account number OMB Memorandum M-The shares have been held in custody for more than one year and are thus eligible to file a shareholder proposal. The Unitarian Universalist Association is the beneficial owner of the shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,



Kenneth Burkhead
Client Service, Manager
State Street Corporation
Wealth Manager Services
~~816-871-9410~~
816-871-7504



The Dow Chemical Company
Midland, Michigan 48674
USA

December 9, 2013

***VIA OVERNIGHT DELIVERY***
Mr. Timothy Brennan
Unitarian Universalist Association
25 Beacon Street
Boston, MA 02108

Dear Mr. Brennan:

I am writing on behalf of The Dow Chemical Company (the "Company"), which received on November 25, 2013, the stockholder proposal (the "Proposal") that you submitted on behalf of the Unitarian Universalist Association (the "Proponent").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(d) requires that any stockholder proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted symbols such as dollar and percent signs as words and have counted numbers and acronyms as multiple words. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent receives this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For reference, I enclose a copy of Rule 14a-8.

Sincerely,

Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

Enclosure

cc: Cheryl Barth, Amnesty International USA



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Unitarian Universalist Association
Human Resources
25 Beacon Street, Boston MA 02108
Phone: 617-948-4649
Fax: 617-367-3237

# FACSIMILE TRANSMITTAL SHEET

| TO: Amy E. Wilson | FROM: Tim Brennan |
|---|---|
| FAX NUMBER: 989-638-1740 | DATE: 12-17-13 |
| PHONE NUMBER: | TOTAL NO. OF PAGES 3 |

RE:
Corrected shareholder proposal



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Via Facsimile

Timothy Brennan
Treasurer and
Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 tel
617 367 3237 fax

www.uua.org

Amy E. Wilson
Assistant Secretary and Senior Managing Counsel
Office of the Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

December 17, 2013

Dear Ms. Wilson:

In response to your letter dated December 9, 2013, please see the enclosed resolution which is less than the 500 word and symbol maximum allowed by Rule 14a-8(d).

Thank you for the opportunity to resolve the defect within the original proposal.

Yours truly,



Timothy Brennan

WHEREAS: McKinsey on Chemicals Winning in India: The specialty-chemicals opportunity, states India's specialty chemical sector is expected to grow 17% annually this decade becoming the 4th largest global market with an expected size of $100 billion.

Dow Chemical (Dow) continues to experience material business risks in India associated with the ongoing controversy over the Union Carbide Bhopal India tragedy. Dow acquired Union Carbide in 2001 making Dow the focus of legal actions by survivors and the Indian government.

This has significantly affected Dow's business opportunities in India, undermining Dow's Indian market strategy. In fact, recently, an Indian court reissued a summons to Dow requiring Dow to explain why Union Carbide (Dow) has refused to appear in criminal proceedings. Union Carbide (Dow) faces manslaughter charges arising from the 1984 Bhopal gas leak from their plant which killed at least 23,000 people. Records show that Union Carbide stored bulk quantities of hazardous methyl isocyanate in Bhopal without equipping the plant with required safety features.

In 1988, an Indian court upheld the liability of Union Carbide (Dow) to pay damages for the disaster. Dow is a defendant in this action.

Studies have found toxic contaminants in soil and groundwater at the former plant site. Dow is also a defendant in Indian litigation concerning remediation of this ongoing contamination. The Indian Ministry of Law concluded that, "irrespective of the manner in which [Union Carbide] has merged or has been acquired by Dow Chemicals, if there is any legal liability, it would have to be borne by Dow".

In 2012, the Bhopal disaster caused Dow reputational damage via its Olympics sponsorship. Governance Metrics International, an independent corporate governance research and ratings agency, called the resulting press "disastrous". London's City Hall resolved that Dow's sponsorship had "caused damage to the reputation of the London Olympic and Paralympic Games." They said Olympic organizing committees "should consider the environmental, social, ethical and human rights records of companies when awarding high profile partnership and sponsorship deals."

India's specialty chemical sector is expected to become the 4th largest global market this decade. Dow's inability to resolve the Bhopal disaster continues to materially damage Dow's Indian current business opportunities and potential growth prospects in India.

RESOLVED: Shareholders request that our Company prepare a report to shareholders by September 2014, at reasonable cost and excluding confidential information, assessing the short and long term financial, reputational and operational impacts that the legacy of the Bhopal disaster may, if left unresolved, reasonably have on Dow's Indian and global business opportunities, and reporting on any actions Dow intends to take to reduce such impacts.



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

Received

NOV 26 2013

C.J. Kalil
Legal Department

November 25, 2013

Charles A. Kalil
General Counsel, Corporate Secretary, and Executive Vice President
Office of the Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Kalil:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of November 22, 2013, Calvert had over $12.8 billion in assets under management.

The Calvert VP SRI Large Cap Value Portfolio, Calvert VP S&P 500 Index Portfolio, Calvert Large Cap Value Fund, and Calvert Equity Income Fund ("Funds") are each the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, each Fund has held the securities continuously for at least one year, and each Fund intends to continue to own the requisite shares in the Company through the date of the 2014 annual meeting of shareholders.

We are notifying you, in a timely manner that the Funds are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed requesting that The Dow Chemical Company and Board of Directors prepare a report to shareholders by September 30, 2014, at reasonable cost and excluding confidential information, assessing the short or long-term financial, reputational and operational impacts that the legacy of Bhopal may, if left unresolved, reasonably have on Dow's business in India and worldwide, and reporting on any actions Dow intends to take to reduce such impacts.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Gabriel Thoumi, CFA, at (301) 961-4759, or contact him via email at gabriel.thoumi@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Secretary, Calvert Social Index Series, Inc., Calvert Variable Products, Inc., and Calvert SAGE Fund
Assistant Vice President and Deputy General Counsel, Calvert Investment Management, Inc.

Enclosures:



STATE STREET.

Investment Services
P.O. Box 5607
Boston, MA 02110

November 22, 2013

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 21, 2013 the Calvert Funds listed below held the indicated amount of shares of the stock of Dow Chemical Co (Cusip 260543103). Also the funds held the amount of shares indicated continuously since 11/15/2012.

| Fund | Fund Name | CUSIP Number | Security Name | Shares/Par Value 11/21/2013 | Shares Held Since 11/15/2012 |
|---|---|---|---|---|---|
| D888 | CALVERT VP SRI LARGE CAP VALUE PORTFOLIO | 260543103 | DOW CHEMICAL CO. | 74,400 | 74,400 |
| D894 | CALVERT VP S&P 500 INDEX PORTFOLIO | 260543103 | DOW CHEMICAL CO. | 25,715 | 25,715 |
| D8A9 | CALVERT LARGE CAP VALUE FUND | 260543103 | DOW CHEMICAL CO. | 50,100 | 47,300 |
| D8B6 | CALVERT EQUITY INCOME FUND | 260543103 | DOW CHEMICAL CO. | 10,600 | 4,600 |

Please feel free to contact me if you need any further information.

Sincerely,

Brian McAnern
Assistant Vice President
State Street Bank and Trust Company

Limited Access

WHEREAS:

According to McKinsey on Chemicals Winning in India: The specialty-chemicals opportunity (2012), India's specialty-chemical sector is expected to grow 13% to 17% annually from 2010 to 2020 becoming the 4th largest specialty-chemical market in the world with an expected size of $80 to $100 billion.

Dow Chemical ("Dow") continues to experience significant business risks in India associated with the ongoing controversy over the Union Carbide Bhopal, India tragedy. Dow's acquisition of Union Carbide in 2001 has made it the focus of legal and campaign actions by both survivors and the Indian government.

This has significantly affected business opportunities in India, undermining Dow's ability to enter this market. In July 2013, a Bhopal court reissued a summons to Dow's offices in Michigan, requiring Dow to explain why Union Carbide has refused to appear in criminal proceedings. Union Carbide faces manslaughter charges arising from a 1984 gas leak from a Union Carbide plant in Bhopal, India which killed at least 7,000 people within days and at least 15,000 more in the following years. Records show that Union Carbide had stored bulk quantities of hazardous methyl isocyanate in Bhopal without equipping the plant with corresponding safety features.

In 1988, an Indian court upheld the liability of Union Carbide to pay damages for the disaster. Civil claims originally settled by Union Carbide in 1989 were reopened by the Indian government, which seeks additional compensation that could total over US$1 billion. Dow is a defendant in this action.

Studies have found toxic contaminants and heavy metals in soil and groundwater at the former Union Carbide site. Dow is also a defendant in Indian litigation concerning remediation of this ongoing contamination. The Indian Ministry of Law concluded that, "irrespective of the manner in which [Union Carbide] has merged or has been acquired by Dow Chemicals, if there is any legal liability, it would have to be borne by Dow".

In 2012, the Bhopal entanglement caused Dow reputational damage via its Olympics sponsorship. Governance Metrics International, an independent corporate governance research and ratings agency, called the resulting press "disastrous". London's City Hall resolved that Dow's sponsorship had "caused damage to the reputation of the London 2012 Olympic and Paralympic Games." They said Olympic organizing committees "should consider the environmental, social, ethical and human rights records of companies when awarding high-profile partnership and sponsorship deals."

India's specialty-chemical sector is expected to become the 4th largest market in the world. Association with the Bhopal disaster may continue to materially damage Dow's business opportunities and growth prospects in India.



The Dow Chemical Company
Midland, Michigan 48674
USA

December 9, 2013

***VIA OVERNIGHT DELIVERY***
Mr. Gabriel Thoumi
Calvert Investments, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

Dear Mr. Thoumi:

I am writing on behalf of The Dow Chemical Company (the "Company"), which received on November 26, 2013, the stockholder proposal (the "Proposal") that you submitted on behalf of several Calvert Investments, Inc. funds (together, the "Proponent").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(d) requires that any stockholder proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted symbols such as dollar and percent signs as words and have counted numbers and acronyms as multiple words. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent receives this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For reference, I enclose a copy of Rule 14a-8.

Sincerely,

Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

Enclosure

cc: Ivy Wafford Duke



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 17, 2013

VIA FACSIMILE AND OVERNIGHT MAIL

Amy E. Wilson
Assistant Secretary and Senior Managing Counsel
Office of the Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Ms. Wilson:

In response to your request received by Calvert on December 9, 2013, please see the enclosed resolution draft which has less than 500 words and symbols. The proposal does not exceed the required 500 word and symbol maximum. If you have any further questions, please direct any correspondence to Gabriel Thoumi, CFA, at (301) 961-4759, or contact him via email at gabriel.thoumi@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Secretary, Calvert Social Index Series, Inc., Calvert Variable Products, Inc., and Calvert SAGE Fund
Assistant Vice President and Deputy General Counsel, Calvert Investment Management, Inc.

Enclosures:

Resolution text

Cc: Bennett Freeman, SVP, Social Research and Policy, Calvert Investment Management, Inc.
Stu Dalheim, VP, Shareholder Advocacy, Calvert Investment Management, Inc.
Gabriel Thoumi, CFA, Sr. Sustainability Analyst, Calvert Investment Management, Inc.

WHEREAS: McKinsey on Chemicals Winning in India: The specialty-chemicals opportunity, states India's specialty chemical sector is expected to grow 17% annually this decade becoming the 4th largest global market with an expected size of $100 billion.

Dow Chemical (Dow) continues to experience material business risks in India associated with the ongoing controversy over the Union Carbide Bhopal India tragedy. Dow acquired Union Carbide in 2001 making Dow the focus of legal actions by survivors and the Indian government.

This has significantly affected Dow's business opportunities in India, undermining Dow's Indian market strategy. In fact, recently, an Indian court reissued a summons to Dow requiring Dow to explain why Union Carbide (Dow) has refused to appear in criminal proceedings. Union Carbide (Dow) faces manslaughter charges arising from the 1984 Bhopal gas leak from their plant which killed at least 23,000 people. Records show that Union Carbide stored bulk quantities of hazardous methyl isocyanate in Bhopal without equipping the plant with required safety features.

In 1988, an Indian court upheld the liability of Union Carbide (Dow) to pay damages for the disaster. Dow is a defendant in this action.

Studies have found toxic contaminants in soil and groundwater at the former plant site. Dow is also a defendant in Indian litigation concerning remediation of this ongoing contamination. The Indian Ministry of Law concluded that, "irrespective of the manner in which [Union Carbide] has merged or has been acquired by Dow Chemicals, if there is any legal liability, it would have to be borne by Dow".

In 2012, the Bhopal disaster caused Dow reputational damage via its Olympics sponsorship. Governance Metrics International, an independent corporate governance research and ratings agency, called the resulting press "disastrous". London's City Hall resolved that Dow's sponsorship had "caused damage to the reputation of the London Olympic and Paralympic Games." They said Olympic organizing committees "should consider the environmental, social, ethical and human rights records of companies when awarding high profile partnership and sponsorship deals."

India's specialty chemical sector is expected to become the 4th largest global market this decade. Dow's inability to resolve the Bhopal disaster continues to materially damage Dow's Indian current business opportunities and potential growth prospects in India.

RESOLVED: Shareholders request that our Company prepare a report to shareholders by September 2014, at reasonable cost and excluding confidential information, assessing the short and long term financial, reputational and operational impacts that the legacy of the Bhopal disaster may, if left unresolved, reasonably have on Dow's Indian and global business opportunities, and reporting on any actions Dow intends to take to reduce such impacts.

**SANFORD J. LEWIS, ATTORNEY**

March 7, 2014

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: Shareholder Proposal to Dow Chemical Company (Report Regarding Bhopal)**

Ladies and Gentlemen:

Calvert VP SRI Large Cap Value Portfolio, Calvert VP S&P 500 Index Portfolio, Calvert Large Cap Value Fund and Calvert Equity Income Fund (the "Proponents") are beneficial owners of common stock of The Dow Chemical Company ("Dow" or "The Company") who have submitted a shareholder proposal ("Proposal") to the Company. The Proposal was also co-filed by the Unitarian Universalist Association and Amnesty International USA. I am responding on behalf of the Proponent to the letter dated February 7, 2014, sent to the Securities and Exchange Commission by Ronald O. Mueller of Gibson, Dunn & Crutcher, LLP, on behalf of the Company. In that letter, the Company contends that the Proponent's shareholder Proposal may be excluded from the Company's 2014 proxy statement by virtue of Rule14a-8(i)(10), being that the Proposal is substantially implemented.

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2014 proxy materials and is not excludable by virtue of Rule 14a-8(i)(10).

## SUMMARY

A chemical disaster involving a release of deadly methyl isocynate gas took place in 1984 at a Union Carbide subsidiary plant in Bhopal, India. Thousands were killed overnight, and ultimately at least 23,000 people have died. Substantial evidence showed the company had failed to maintain the plant and its safety systems properly, creating unsafe conditions. Dow Chemical inherited the Bhopal legacy when it purchased Union Carbide in 2001.

The Proposal seeks a report to shareholders by September 2014, at reasonable cost and excluding confidential information, assessing the short and long term financial, reputational and operational impacts that the legacy of the Bhopal disaster may, if left unresolved, reasonably have on Dow's Indian and global business opportunities, and reporting on any actions Dow intends to take to reduce such impacts.

**The Company acknowledges that it has filed the no action request after the 80 day deadline under Rule 14a-8(j) has passed, and accordingly has sought a waiver of the no action request filing deadline, but has not provided sufficient justification**. The Company's "justification" is that it has disclosed information consistent with the timing provided in the Proposal. This would imply that providing a response and waiver request any time before the Proposal's deadline of September 2014 would be adequate for substantial implementation. In

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • 413 549-7333 ph.

addition, there is nothing in the reply letter or documentation provided that demonstrates any substantial burden that would have prevented the Company from filing its no action request in accordance with the Rule's deadline.

Because of the possibility that the Staff may choose to grant the deadline waiver, we also provide a response to the Company's assertion that it has substantially implemented the Proposal. We include significant evidence to demonstrate that the Company's disclosures in apparent implementation of the Proposal contain omissions such that if the same disclosures were issued in the proxy statement in response to the Proposal, they would seem materially misleading within the meaning of Rule 14a-9.

The Company's disclosures assert that there is no financial, reputational or operational impact on the Company from Bhopal. Yet, at least three different business opportunities in India have been undermined in recent years with no indication that the issues are abating. The Company's reputation and brand rating has suffered dramatically from association with the Bhopal legacy.

A preponderance of the evidence demonstrates that the Company has been suffering from financial, reputational and operational constraints in India over the last decade, with no evidence that the underlying dynamics will relent. Accordingly, the Company's assertion that it anticipates no financial, reputational or operational impacts from Bhopal are implausible. The Company at a minimum needs to answer the obvious question – how is it that what *has* been happening to the Company over the last decade will suddenly stop? At a minimum, the Company would have an affirmative disclosure obligation in the context of the Proposal to discuss those recent impacts and why it believes they will not persist. The disclosures are also incomplete in other material ways such as failing to discuss a recent court order summoning the Company to appear before India's criminal courts on July 4th, 2014. As such, the disclosures cannot be deemed to substantially implement the Proposal.

## THE PROPOSAL

WHEREAS: McKinsey on Chemicals Winning in India: The specialty-chemicals opportunity, states India's specialty chemical sector is expected to grow 17% annually this decade becoming the 4th largest global market with an expected size of $100 billion.

Dow Chemical (Dow) continues to experience material business risks in India associated with the ongoing controversy over the Union Carbide Bhopal India tragedy. Dow acquired Union Carbide in 2001 making Dow the focus of legal actions by survivors and the Indian government.

This has significantly affected Dow's business opportunities in India, undermining Dow's Indian market strategy. In fact, recently, an Indian court reissued a summons to Dow requiring Dow to explain why Union Carbide (Dow) has refused to appear in criminal proceedings. Union Carbide (Dow) faces manslaughter charges arising from the 1984 Bhopal gas leak from their plant which killed at least 23,000 people. Records show that Union Carbide stored bulk quantities of hazardous methyl isocyanate in Bhopal without equipping the plant with required safety features.

In 1988, an Indian court upheld the liability of Union Carbide (Dow) to pay damages for the disaster. Dow is a defendant in this action.

Studies have found toxic contaminants in soil and groundwater at the former plant site. Dow is also a defendant in Indian litigation concerning remediation of this ongoing contamination. The Indian Ministry of Law concluded that, "irrespective of the manner in which [Union Carbide] has merged or has been acquired by Dow Chemicals, if there is any legal liability, it would have to be borne by Dow".

In 2012, the Bhopal disaster caused Dow reputational damage via its Olympics sponsorship. Governance Metrics International, an independent corporate governance research and ratings agency, called the resulting press "disastrous". London's City Hall resolved that Dow's sponsorship had "caused damage to the reputation of the London Olympic and Paralympic Games." They said Olympic organizing committees "should consider the environmental, social, ethical and human rights records of companies when awarding high profile partnership and sponsorship deals."

India's specialty chemical sector is expected to become the 4th largest global market this decade. Dow's inability to resolve the Bhopal disaster continues to materially damage Dow's Indian current business opportunities and potential growth prospects in India.

RESOLVED: Shareholders request that our Company prepare a report to shareholders by September 2014, at reasonable cost and excluding confidential information, assessing the short and long term financial, reputational and operational impacts that the legacy of the Bhopal disaster may, if left unresolved, reasonably have on Dow's Indian and global business opportunities, and reporting on any actions Dow intends to take to reduce such impacts.

## ANALYSIS

### I. THE WAIVER OF THE 80 DAY DEADLINE OF RULE 14a-8(j)(1) IS NOT JUSTIFIED, AS THE COMPANY HAS NOT SHOWN GOOD CAUSE.

The Company requests a waiver of the deadline of Rule 14a-8(j), requiring the company to file a no action request "no later than 80 calendar days before it files its definitive proxy statement and proxy with the Commission." *Company letter,* page 7.

The Company has provided no justification for such a waiver. The Company's waiver request asserts that "Although it took some time for the Company to be able to take the steps necessary to respond to and substantially implement the Proposal, the Company did so by the deadline requested in the Proposal. Accordingly we believe that good cause for a waiver exists."

What the company is saying here is that since the Proposal requests a report by September 2014, a reply of the Company prior to September 2014 would entitle them to a waiver. This cannot be true.

The purpose of the 80 day deadline is to provide sufficient opportunity for the Proponent, the Company and the Staff to debate and deliberate on the merits of the Proposal under Rule 14a-8.

The Company's assertion that it met the deadline in the Proposal is a non sequitur. Furthermore neither the eight-page no action request letter nor the Company's revised Q&A concerning the Curative Petition ("Bhopal Q&A") demonstrate extraordinary burdens or efforts that would justify such a waiver and delay.

Review of the revised Bhopal Q&A, referenced in the Company letter, page 4, compared with a prior version of the Bhopal Q&A that pre-existed the Proposal, shows that the Company added less than one page of summary information to the pre-existing Bhopal Q&A on the website, merely updating the Bhopal Q&A with materials from 2013. See Appendix 1 of this letter. Also, as will be discussed further below, the revised Bhopal Q&A and company disclosures within it appear materially incomplete, in that it is apparent that Bhopal is already having a reputational impact on the Company, as well as on its business opportunities in India. So it is inaccurate to say the Company substantially implemented the Proposal in any event.

Accordingly, the Staff should not grant a waiver for the late filing of this no action request, and should deny further consideration of the no action request on this basis.

## II. THE COMPANY HAS NOT DEMONSTRATED THAT IT HAS SUBSTANTIALLY IMPLEMENTED THE PROPOSAL.

### A. Synopsis of the Company's argument.

The Company Letter claims that disclosures by the Company have substantially implemented the Proposal:

> In connection with reviewing the Proposal, the Company reevaluated a document included on its website regarding the Bhopal Curative Petition, entitled "Q and A with respect to the Government of India's request for a Curative Petition related to the 1989 Bhopal Settlement" (the "Bhopal Q&A"), and determined to revise and supplement that document to more affirmatively report on the matters addressed in the Proposal. The Bhopal Q&A, as revised, is posted on the section of the Company's website devoted to Bhopal. The Bhopal Q&A substantially implements the Proposal for purposes of Rule 14a-8(i)(10) by implementing the Proposal's essential objective. *Company letter*, page 4.

The Bhopal Q&A expressly indicates that the Company does not expect the legacy of the Bhopal disaster to have any impacts upon Dow's Indian and global business opportunities:

> Q. What does this mean for Dow businesses in India, and does this change our position regarding growth in this region?
> Dow's affiliated companies continue to experience double-digit growth in India and employ approximately 900 employees in India. Dow's presence in India began with the Polychem Limited joint venture in 1957. Dow India continues to thrive fifty years later with a strong manufacturing and operations presence in ten locations across the country...
> For the reasons discussed above, we do not believe that Bhopal or the 2010 request for a Curative Petition will have any financial, operational or reputational impact on Dow's business opportunities in India or elsewhere in the world, and we will continue to oppose

> efforts to implicate Dow in the Bhopal matter. (Emphasis added)

The Company goes on to assert:

> Accordingly, as reflected in the Bhopal Q&A, the Company has (i) assessed the short and long term financial, reputational and operational impacts of the Bhopal matter, including the recent developments relating to the Curative Petition; (ii) issued a report addressing the impact it reasonably expects the Bhopal matter to have on the Company's Indian and global business opportunities; and (iii) reported on any actions the Company intends to take to reduce such impacts.

***

The Company concludes:

> In sum, by disclosing the information requested by the Proposal, the Bhopal Q&A and statements on the Company's website devoted to Bhopal not only address the Proposal's underlying concern and essential objective, but also accomplish a result identical to that sought by the Proposal and therefore substantially implement the Proposal.

However, as will be documented below, the Company's existing disclosures do not substantially implement the Proposal, because they are materially incomplete and misleading:

1) Existing criminal and civil proceedings are playing a documented role in interfering with the Company's investment in India.

2) The reputation and brand impact of the Bhopal legacy on Dow Chemical is well documented by a preponderance of evidence and expert opinion.

**B. Available evidence renders the Company's "belief" that there will be no impact on the Company's reputation and investments as implausible, and demonstrates misleading omissions in the Company's disclosures.**

The essential purpose of the Proposal is for the Company to provide reasonably accurate and complete disclosure of the anticipated impacts of the Bhopal legacy on the Company. However, the Company's "implementing" statements in the Bhopal Q&A, if they were filed in the proxy as a response to the shareholder proposal, could well be seen as misleading within the meaning of Rule 14a-9, due to material omissions. As such, the existing disclosures cannot be seen as substantially implementing the Proposal.

SEC Rule 14a-9 provides:

> No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material

> fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

A publication issued in conjunction with a proxy may thus be misleading either in regard to the facts it discloses, or if it omits to state facts necessary to avoid misleading shareholders. It seems clear that at a minimum, the information that the Company has published would need additional disclosures in order to avoid misleading shareholders as to the likelihood of future reputational impacts of the Bhopal legacy.

The Company letter asserts that, by denying in the Bhopal Q&A that the civil 'curative' petition or the legacy of Bhopal will have any impact upon their Indian or global business, they have addressed the essential purpose of the Proposal:

> We do not believe that Bhopal or the 2010 request for a Curative Petition will have any financial, operational or reputational impact on Dow's business opportunities in India or elsewhere in the world, and we will continue to oppose efforts to implicate Dow in the Bhopal matter.

The Company is entitled under SEC rules to assert any well-founded legal opinion that it will prevail in the various legal proceedings, if it has reached such an opinion. However, it is not permissible under SEC rules to deny or mislead when it comes to impacts it is experiencing or reasonably anticipating. The evidence that we have been able to gather from media and web searches demonstrates to us that the formidable investment and reputational challenges this Company is facing do not seem likely to abate anytime soon. It appears to be fundamentally misleading for the Company to publish materials that do not acknowledge the recent challenges as detailed below, and a strong potential for continuation of these challenges going forward.

**C. <u>The ongoing criminal and civil cases relating to the Bhopal legacy are having documented impact on the Company's activities in India.</u>**

The Company's disclosures neglect ongoing developments in the criminal case in India against Union Carbide Corporation. Crime No.1104/84 was registered less than 24 hours after the onset of the Bhopal gas disaster, and remains unresolved almost three decades later.[1] The case involves several serious charges outstanding against Union Carbide, including a charge equivalent to criminally negligent manslaughter.[2] Though this criminal matter has generated summonses,

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[1] IN THE COURT OF CHIEF JUDICIAL MAGISTRATE BHOPAL MP, (Presided By Mohan P.Tiwari), Cr. Case No. 8460 / 1996 Date of Institution 01.12.1987, State of Madhya Pradesh through CBI Vs Complainant, Decision and Order Dated 07 June, 2010:
226. Mr. Warren Anderson, UCC USA and UCC Kowlnn (sic) Hongkong are still absconding and therefore, every part of this case (Criminal File) is kept intact along with the exhibited and unexhibited documents and the property related to this case, in safe custody, till their appearance.
Accessed at http://bhopaldistrictcourt.nic.in/UCIL.pdf

[2] Indian Penal Code, section 304, ch. 16. Punishment for culpable homicide not amounting to murder.-- Whoever commits culpable homicide not amounting to murder shall be punished with ... [ imprisonment for life], or imprisonment of either description for a term which may extend to ten years, and shall also be liable to fine, if the

arrest warrants and asset attachment orders in India against Union Carbide, as a *corporation* - and it has been proclaimed an 'absconder' by the Indian courts (equivalent to the term 'fugitive from justice' under U.S. law) as a consequence of its refusal to attend court - its existence was denied in pre-merger regulatory filings by Union Carbide.

In 2003, after its acquisition of Union Carbide, then Dow Chemical CEO William Stavropoulos informed the Company's AGM that he was unaware of any criminal charges except those faced by Union Carbide's *former chairman* Warren Anderson. In other words, he neglected to recognize the charges against the newly acquired *subsidiary*. [3]

Financial media have also recognized the Company's failure to recognize any successor liability for Bhopal:

> "... after purchasing Union Carbide in 2001, Dow acknowledged its responsibility for asbestos liabilities from American incidents involving Union Carbide dating back to 1972. In fact, Dow set aside $2.2 billion to resolve the asbestos issues. So Dow recognizes that "successor liability" applies, yet it ignores the inherited liabilities of the Bhopal disaster."
> http://www.dailyfinance.com/2012/07/27/how-dow-chemical-can-end-the-bhopal-tragedy/

In short, the Company has a track record of publicly ignoring or denying criminal charges and liabilities still pending against subsidiary Union Carbide.

Privately, however, and as revealed in civil litigation, the Company has acknowledged their seriousness. A civil case brought in Connecticut by a former distributor of Union Carbide elucidates the difficulties caused to the Company's business operations in India by the pending criminal proceedings.[4] Shortly after the 2001 merger, the Company considered distributing Union Carbide produced goods in India directly. The advice received from the Company's Dow

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act by which the death is caused is done with the intention of causing death. or of causing such bodily injury as is likely to cause death; or with imprisonment of either description for a term which may extend to ten years, or with fine, or with both, if the act is done with the knowledge that it is likely to cause death, but without any intention to cause death, or to cause such bodily injury as is likely to cause death.

[3] Documented in the film, "*Twenty Years Without Justice: The Bhopal Chemical Disaster*," http://www.youtube.com/watch?v=0csW97x8d24 at 12:32. Reportedly, a company spokesman corrected the CEO's inaccurate statement the next day.

[4] Throughout the 1990's, and unable itself to sell directly due to the unresolved criminal matter, Union Carbide employed a third party to distribute its products within India. The Company's merger with Union Carbide was ratified in February 2001. Following the merger, the pre-existing contractual relationship with the third party presented the Company's Indian holdings with a business dilemma. The resulting events were drawn out in a civil action brought by the third party against the Company and Union Carbide:

> Consequently, the amended complaint alleges that Union Carbide and its affiliates ceased acting consistently with their alleged contractual and legal obligations and, in particular, undertook efforts to establish Dow, untainted by the Bhopal tragedy, in place of the plaintiffs as a direct seller of products to end-users in India.

Mm Global Services, Inc., : Mm Global Services Pte, Ltd. : And Mega Visa Solutions (S) : Pte., Ltd., : Plaintiffs, : Vs. : The Dow Chemical Company, : Union Carbide Corporation, : And Union Carbide Asia : Pacific, Inc. : Defendants. Civil No. 3:02cv 1107 (AVC), accessed at: http://www.ctd.uscourts.gov/sites/default/files/opinions/081104.AVC_.MMGolbal.pdf

Pacific legal department was unequivocal:

> Country management and I are against this idea at the present time due to the threat of litigation and the protest incident of a couple of months ago.[5]

The only litigation extant in India at the time - and therefore posing a threat - was the outstanding criminal case relating to the Bhopal disaster. A full year after the merger, the Company's lawyers remained concerned about its impact upon the Company's activities:

> Assuming legal opinions are not positive or uncertain on Dow's position on the UCC issues in India... We may end paying a lot more.[6]

The evident fact is that the "UCC issues in India" are still uncertain for the Company today, despite its assertions to the contrary. Even as the present no action reply letter was being drafted, news reports from India reveal that the Company has itself been issued a summons to attend the ongoing criminal proceedings in Bhopal by July 4th, 2014. Reports of this have begun to reach the financial press.

> Chief Judicial Magistrate (CJM), Bhopal, Pankaj Maheshwari today issued a notice to The Dow Chemical Company (NYSE:DOW) to appear before the court on July 4 and present its stand with regard to the Bhopal gas leak disaster of December 1984.[7]

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[5] Email exchange between Ako Serizawa, Dow Pacific Customer Interface, and Edward R.J. Neunuebel, Dow Pacific Legal, Subject: FW: India Orders, dated July 6, 2001. Case 3:02-cv-01107-AVC, Document 365-2, Filed 11/16/2005 Page 15 of 19, accessed at: http://www.findforms.com/pdf_files/ctd/19228/365-2.pdf

[6] In early 2002, when considering termination of contract with the third party Indian distributor, the Company weighed the prospect of retaliatory legal action and again had to assess the potential costs of the criminal issue against Union Carbide. Exhibit B1, Email, Lawrence Cheung, Subject: Re: Dow/MV W&C distributorship & related issues, dated March 3, 2002, Case 3:02-cv-01107-AVC Document 365 Filed 11/16/2005 Page 12 of 16, accessed at http://www.findforms.com/pdf_files/ctd/19228/365-1.pdf

[7] Gary Demarzo, March 3, 2014, Gaining Green, accessed at: http://www.gaininggreen.com/basic-material-new-highs-dow-chemical-nysedow-total-nysetot-eog-resources-nyseeog-e-i-du-pont-de-nysedd/1211915/

On July 23rd, 2013 the Chief Judicial Magistrate (CJM), Bhopal, Sanjay Pande, directed concerned authorities to issue summons against The Dow Chemical Company (TDCC), Midland, Michigan to appear in the CJM's Court, Bhopal, to explain why TDCC's wholly owned subsidiary, Union Carbide Corporation (UCC), has repeatedly ignored court summons in the ongoing criminal case concerning the 1984 Bhopal gas disaster, where UCC is accused of "culpable homicide not amounting to murder". The charge of culpable homicide was formally filed against UCC on December 1st, 1987, by India's Central Bureau of Investigation. After authorised representatives of UCC ignored several summons, the CJM, Bhopal issued a bailable arrest warrant. The criminal proceedings were however quashed on February 14th, 1989 as part of the civil settlement between India and UCC. Though the civil settlement was affirmed by the Supreme Court of India's October 1991 Review decision, the criminal proceedings were revived in order to prevent a 'miscarriage of justice'. UCC has since evaded several summonses issued by the CJM, Bhopal. To compel its appearance in court, in April 1992 the CJM issued attachment orders against all UCC movable and immovable properties in India. However, in October 1994 UCC sold its entire shareholding in Union Carbide India Limited, leaving the proceeds in the care of India's courts. The criminal proceedings have continued ever since in UCC's absence. On January 6th, 2005, the CJM, Bhopal issued summons to TDCC to explain the non-appearance of UCC. Shortly after, Dow Chemical International Private Ltd, a wholly owned subsidiary of TDCCC, applied in the Madhya Pradesh State High Court for a "stay" on the summons to TDCC. The stay was granted pending further representations, but finally lifted in October 2012, when the matter was referred back to the CJM, Bhopal. The July 2013 order is significant, as it confirms the view of the court that Dow has responsibility for Union

Perils posed by the criminal proceedings are currently unquantifiable. Indian law allows for punitive and restitutionary sanctions that are related to the scale of the crime and the ability of the convicted to pay. As noted within the Proposal, the Indian Ministry of Law, which is prosecutor of the criminal case via its Central Bureau of Investigation, has already taken the position that "irrespective of the manner in which [Union Carbide] has merged or has been acquired by Dow Chemicals, if there is any legal liability, it would have to be borne by Dow".

The Company's resistance to addressing the criminal case has become interwoven, politically and practically, with the company's resistance to litigation relating to cleanup of the Bhopal site. In 2006, Dow's CEO Andrew Liveris began a series of discussions with Indian officials concerning proposed Indian investments by the Company. It was made clear that investments would be conditional upon the Indian government taking steps to resolve the 'Bhopal legacy' issues facing the Company in India, principally a request filed in the High Court of Madhya Pradesh by an Indian Ministry that Dow and other respondents pay approximately $22 million in costs relating to the clean up of pollution at the former Union Carbide factory site in Bhopal.

Instead of India granting what Liveris sought, things took a turn for the worse, and *against* Dow's Indian investments. Though permission was granted in October 2006 for an Indian company to engage in a collaboration with a technical division of Dow Chemical[8], the Indian Ministry of Chemicals and Fertilisers requested of authorized Ministries afterwards that the approval "be reconsidered and any future investments by Dow Chemicals Company should be allowed only after the $22 million cleanup case is resolved."[9]

The Company has a history of underestimating how poor the Indian political climate remains for Dow, which arguably is demonstrated most recently in the Company's so-called "disclosure" documents. In India, Dow Chemical is principally known as the owner of the foreign company, Union Carbide, which caused thousands of deaths and generations of injury in Bhopal, with birth defects and pervasive illness continuing to this day, a company that has never been held accountable in criminal court. The political climate has become particularly heated and emotional after the June 7, 2010 convictions of seven Indian citizens, former Union Carbide employees, who were criminally implicated along with their employer, in the ongoing Bhopal criminal proceedings. See compilation of recent articles from India in Appendix 2.

**D. <u>The legacy of Bhopal played a pivotal role in failure of at least three Dow Chemical investments in India over the last decade.</u>**

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Carbide.

[8] In early 2006 Reliance Petroleum Ltd, a large Indian corporation, applied for permission for a Foreign Technical Collaboration with Dow Global Technologies Inc., a wholly-owned subsidiary of Dow.

[9] Office memorandum No. 14014/2/2006-PC-1, Government of India, Surjit Bhujabal, Director, Ministry of Chemicals & Fertilizers, Department of Chemicals & Petrochemicals, Shastri Bhawan, New Delhi, dated 22nd March, 2007. Addressed to Secretary, (Sh. A.K. Dua), Ministry of Commerce & Industry, Department of Industrial Policy & Promotion, Udyog Bhawan, New Delhi - 11 0011

The Company's disclosure documents asserting that the company expects no reputational damage in India is hard to reconcile with recent history, in which at least three Indian investment projects were undermined by the Company's affiliation with the legacy of Bhopal. These included:

- India Oil (cancelled 2005),
- Pune R&D Center (cancelled 2010)
- Gujarat Alkalies and Chemicals (joint project cancelled 2012)

**India Oil**

In late 2004 organizations of Bhopal survivors began protesting against a proposed $2 million technology deal between the state-owned India Oil Corporation and Dow. By May 2005, the survivor organizations had called for a national boycott of India Oil products, a call that was supported by Trade Unions in the state of Tamil Nadu.

Shortly after, Bhopal survivors wrote letters *in their own blood* to the Prime Minister of India, and 250 people demonstrated in the constituency of the Indian Minister of Petroleum against the deal. Bhopal activists also sent representations to concerned Ministries purporting to show that the technology being offered by Dow belonged to Union Carbide. In July 2005, Bhopal groups announced that they had been informed that the deal had been cancelled due to Dow having been found to have *misrepresented the provenance of the technology being offered.* The reasons for the cancellation were confirmed by letter.

***Media coverage of Indian Oil protests***

*http://news.bhopal.net/2005/05/24/bhopalis-call-for-boycott-of-indian-oil/*
*Bhopal organisations call for boycott of India Oil, May 24, 2005:*

*http://www.hindu.com/lf/2005/05/29/stories/2005052911330200.htm*
***IOC depots face boycott call***
*Staff Reporter, May 29, 2005*
*CHENNAI: Trade unions and women's groups have called for a nationwide boycott of Indian Oil Corporation depots in protest against the proposed business links between the company and Dow Chemical, which owns Union Carbide.*

*http://news.bhopal.net/2005/05/29/bhopalis-sign-letters-of-protest-in-their-own-blood/*
*Today, more than 200 people affected by Union Carbide's poison's wrote letters to Indian Oil Corporation headquarters in Delhi and also to Prime Minister. In the letter, people of Bhopal urged Indian Oil Corporation (IOC) to abandon its plans to do business with Union Carbide or its new owner Dow Chemical.*

*http://www.tribuneindia.com/2005/20050719/nation.htm#1*

***IOC cancels deal with Dow 'Bhopal gas leak survivors rejoice'N.D. Sharma***
*Bhopal, July 18:The 1984 Bhopal gas leak survivors rejoiced today at the cancellation of the agreement between the Indian Oil Corporation (IOC) and Dow Chemicals Company. They assembled at the site of the erstwhile Union Carbide Corporation pesticide plant and danced to the beating of drums.*

**Pune R&D Center and Campus Tech Recruitment Boycott**

In October 2007, Dow struck a partnership with the State of Maharashtra regarding the building of a major R & D center close to the city of Pune. According to Dow director Peter Halloran, the project was to be completed within three years, and would involve 500 employees. Mr. Halloran stated that Dow intended to move approximately 50% of its core R & D work to India, also expanding the number of employees at its Chennai engineering facility to 1000. However, within a month, Bhopal supporters had begun a successful campaign against Dow recruitment in several high profile India Institute of Technology centers, gaining over a thousand signatures and effectively blocking Dow recruiters from campuses in Madras, Kharagpur, Kanpur and Bombay, a boycott which remains in place.[10]

At the same time, Bhopal organizations built alliances with groups local to the R & D center near Pune. In January 2008, 500 locals began protests at the planned construction site, digging up approach roads and organizing sit-ins and halting the development:

*"Dow is a criminal company that is responsible for the continued suffering of gas victims and residents of Bhopal.* ***Dow will come to realize that communities will make it impossible to expand its business in India unless it addresses the Bhopal legacy,****" said Vilas Sonawane of the Warkari Samiti.*

Within six months the protest had intensified, and in July 2008 around 100 protestors set fire to equipment at the development site. On October 1, 2008, and *in the face of the fierce ongoing local opposition, the State Chief Minister ordered a halt on the project. Two years later, it was announced that the project had been abandoned*.[11]

***Media coverage of Pune R&D***

*http://articles.economictimes.indiatimes.com/2007-09-10/news/27687733_1_r-d-centre-supply-chain-dow-chemical-international*

*Dow Chem sees 50% R&D done here*

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[10] http://www.thehindu.com/news/cities/chennai/dow-chemical-recruits-graduates-from-city-engineering-colleges/article3017583.ece

[11] Jean François Tremblay, "BHOPAL LEGACY Dow shelves major India R&D center in face of local opposition", Chemical & Engineering News, 2010, *88* (38), p 5. Accessed at: http://pubs.acs.org/doi/abs/10.1021/CEN092010172807

*Sep 10, 2007*
*HYDERABAD: Plastic and chemicals major Dow Chemical International is looking to expand its R&D presence in India. This would help the company leverage on the high quality talent pool available here to create process excellence.*

*In the next five years, Dow expects 50% of its core R&D activities to be done out of India. The company is also evaluating setting up a manufacturing facility in the country.*

*"Dow has 150 manufacturing facilities in 37 countries and a separate team evaluating pros and cons of a manufacturing base in India," said Dow's director Peter G Halloran.*

*"We have set up an R&D centre in Pune focusing on chemistry. The centre employs over 100 people. We are looking at scaling up the headcount to 500 in about three years. Besides, we have an engineering R&D centre in Chennai, which houses over 100 people.*

*The headcount there will be ramped up to 1,000 in over two years," he said on the sidelines of the global supply chain summit orgainsed by the Indian School of Business. Dow Chem has partnered TCS for a shared services division in Mumbai, which is a BPO unit doing high-end back office work.*

*"The headcount at this centre will also be enhanced from 250 to 1,000 in about three years," he said*

***Arijit Sen, "IITS snub Dow Chem for Bhopal tragedy", CNN-IBN, December 3, 2007***
*http://ibnlive.in.com/news/iits-snub-dow-chem-for-bhopal-tragedy-link/53493-3.html*

*Now, over a thousand IIT alumni, students, professors and technical staff are protesting against Dow's attempts to recruit engineers from the IITs and the direct fallout is here:*

*On October 25, IIT-Madras cancelled pre-placement talks by Dow Chemicals. IIT-Bombay followed suit on October 28.*

*Dow did not get an invite for placements at IIT-Kharagpur and even their sponsorship for a college festival stands cancelled.*

*And in IIT Kanpur, students are demanding that the institute refuse Dow sponsorship for a big international seminar in December.*

*http://news.bhopal.net/2008/01/19/villagers-dig-up-road-block-construction-of-dow-rd-centre/* ***19 January, 2008. NEW DELHI*** *— Construction work at Dow Chemical's Rs. 400 crore R&D centre in Chakhan, near Pune, was brought to a halt by local residents and farmers who have told the company that it will not be allowed to set up until it addresses the issues facing the survivors of the 1984 Union Carbide disaster. More than 500 women associated with the local 15-village Bhamchandragarh Bachao Warkari Farmer Sangharsh Samiti are protesting at the site of the facility for the fourth day now. Last December, the Shinde Vasuli villagers passed a resolution against Dow's expansion in their area.*

*"Dow is a criminal company that is responsible for the continued suffering of gas victims and residents of Bhopal. Dow will come to realize that communities will make it impossible to expand its business in India unless it addresses the Bhopal legacy," said Vilas Sonawane of the Warkari Samiti. Even now, Dow's nearly 125 researchers are working in subterfuge out of a rented facility at a secret location.*

*http://www.reuters.com/article/2008/07/25/india-dow-fire-idUSBOM25940220080725*
***Indian villagers burn Dow Chemical building site***
***MUMBAI, July 25** Fri Jul 25, 2008*
*(Reuters) - About 100 people worried about industrial pollution set fire to a construction site of a local unit of Dow Chemical Co in western India on Friday, police and a Dow official said.*
*The company is setting up a research and development centre with an initial investment of 4 billion rupees ($90 million) near Shinde village, about 200 km (120 miles) from Mumbai. For many Indians, Dow is synonymous with the catastrophic industrial accident in Bhopal in central India in 1984, when tonnes of toxic gas leaked from a pesticide plant owned at the time by Union Carbide.*

*http://www.hindustantimes.com/business-news/dow-chemicals-project-to-be-shifted-out-of-pune/article1-597484.aspx*

*"Dow's Indian troubles extend beyond issues directly related to Bhopal. In Chakhan, some 120 miles from Mumbai, Dow is building a $100 million R&D center. But since January, residents of nearby villages have staged a sit-in, blocking access to the site. The villagers of Chakhan are worried that what befell Bhopal awaits them, despite full-page reassurances, paid for by Dow, published in local papers. Dow's reputation in India took another hit last year after the company revealed that some employees had bribed Indian officials, resulting in a $325,000 fine from the SEC."*
*http://www.businessweek.com/stories/2008-05-27/dow-chemical-liable-for-bhopal*

**Gujarat Alkalies and Chemicals (GACL)**

In July 2007 - at the same time as initial Ministerial discussions concerning a possible freeze upon future Dow investments (p. 18 above) - a planned 50-50 joint venture was announced between the Company and Gujarat Alkalies and Chemicals (GACL) to build a manufacturing facility to produce chloromethane in the State of Gujarat.

Following the announcement, Bhopal activists began a campaign around the deal. Agreement was reached in April 2008 but little progress occurred for over two years, when it finally emerged that the Gujarat government was considering cancellation of the agreement.

Following the June 7, 2010 decision in the criminal case against seven former employees of Union Carbide India Ltd, an enormous amount of mainstream political pressure made the issue of Bhopal especially heated for the leading Indian political parties. This led directly to Government of India actions such as the Curative Petition, cited by the company in its no action request, and put the deal between Dow and GACL in the firing line and subject to exploitation by political parties.

**In September 2012 it was quietly announced that the agreement between GACL and Dow had been shelved and GACL decided to go solo in implementing this project, halting Dow's investment in the project.**

*Media Coverage of the GACL-Dow deal*

*PTI "GACL ventures with Dow Chemicals", Jul 24, 2008, The Economic Times*
*http://articles.economictimes.indiatimes.com/2008-07-24/news/27713394_1_gacl-dow-chemicals-chemicals-limited*

> *City based Gujarat Alkalies and Chemicals Limited (GACL) has formed joint venture with $59 billion Dow Chemicals, a US based multinational company, for setting up a Rs 600 crore plant at Dahej.*
>
> *This is GACL's first venture with a multinational company, said Managing Director, GACL, Guruprasad Mohapatra.*
>
> *He said that this plant will produce two lakh tonnes chlormathan group of chemicals per annum.*
>
> *The new joint venture company is registered as "DOW-GACL Solvdenture Ltd", which has 50:50 equity partnership.*
>
> *The plant will be commissioned 2011, Mohapatra said.*

*Rajiv Shah, "Bhopal gas tragedy cloud over GACL-Dow deal?", Times of India, June 15, 2010*
*http://epaper.timesofindia.com/Default/Scripting/ArticleWin.asp?From=Archive&Source=Page&Skin=TOINEW&BaseHref=TOIA/2010/06/15&PageLabel=5&EntityId=Ar00500&ViewMode=HTML&GZ=T*

> *Gandhinagar: Gujarat government is starting to show its reservations on whether to continue implementing the agreement between Gujarat Alkalies and Chemicals Ltd (GACL), a state PSU, and Dow Chemicals Company, reached in April 2008 to set up a Rs 600-crore plant to produce chloromethane.*
>
> *If senior state bureaucrats insist that the agreement remains in place and the plant will be 'implemented', a top Modi minister has given indications about possibilities of cancellation.*
>
> *In 1999, Dow bought over Union Carbide Corporation (UCC), responsible for the Bhopal gas tragedy, leading to the death of 20,000 people. With sharp demands again being raised to bring UCC to book, Dow's involvement in Gujarat by setting up the plant with GACL at 50-50 has come under a cloud.*

> *Minister of state for petrochemicals, Saurabh Patel told TOI on Monday that his government was ready to cancel the agreement with Dow, in case the Central government also moves in that direction.*

*India Today, "Gujarat Cong lashes out at Modi for signing MoU with Dow Chemicals", June 15, 2010, Ahmedabad*
*http://indiatoday.intoday.in/story/gujarat-cong-lashes-out-at-modi-for-signing-mou-with-dow-chemicals/1/101563.html*

> *Gujarat Congress on Monday lashed out at the Narendra Modi government for signing an MoU with Dow Chemicals, which had taken over Union Carbide, two years ago.*
>
> *"The Modi government had signed an MoU with Dow Chemicals and provided it an entry into India despite the fact that it had purchased Union Carbide, the company responsible for the deaths of thousands of people in the gas disaster," Shaktisinh Gohil, leader of opposition in the Assembly, said at a press conference here.*
>
> *"Why did the Chief Minister act as a spokesperson of Dow Chemicals company after signing MoU? **It is very clear from the letter of the Dow company that neither any other state government nor the Union government was ready to partner with Dow.** In such a situation, why did the Gujarat government partner with the company in April 2008?" Gohil asked.*

***Kalpesh Damor, "GACL snaps ties with Dow", Business Standard, September 28, 2012***
*http://www.business-standard.com/article/companies/gacl-snaps-ties-with-dow-112092800068_1.html*

> *Both the companies had entered into a memorandum of understanding (MoU) in 2008 for the project. **"However, Dow took so much time in implementing the project and there were also some problems. As a result, GACL decided to go solo in implementing this project," said government officials closely monitoring the development.** Both the JV partners had envisaged an investment of Rs 600 crore for the project earlier.*

**E. Acquiring Union Carbide has made the Bhopal legacy a long-lasting, widely recognized brand and reputation burden on Dow Chemical.**

Ever since Dow Chemical purchased Union Carbide, the Company has been struggling to dissociate itself from the Bhopal legacy. As one public relations industry writer has written:

> *Dow's goal was to be the largest, most profitable and most respected chemical company in the world, but consumers generally had little idea what the company did. .... in 1999, Dow announced plans to purchase Union Carbide, a company saddled with reputation issues stemming from the 1984 Bhopal Disaster. Under those circumstances, how could Dow establish the reputation it sought?* [12]

[12] http://www.ketchumperspectives.com/archives/2010_i2/Reputation_Capital/How_Research_Helped_Boost_Reput

The answer is that the Company undertook a $100 million advertising campaign, the "Human Element" campaign in the mid-2000's, attempting to humanize the company and its relationship to Third World images in particular.[13] The person appointed Vice-President, Global Communications and Reputation by the Company in order to oversee the campaign was in no doubt that its necessity stemmed from the reputational impact of issues such as Bhopal:

> *Temple Rocks started her marketing career at Dow in the early 1980s. She knew the company, its history and its culture. And she knew of Dow's desire to restore its reputation after years in which most media mentions of the company centered around breast implants and its association (through its acquisition of Union Carbide in 2001) with the Bhopal chemical leak. "I thought this is such a great company; how did it get off track?" Temple Rocks said.*[14]

Although the advertising campaign had some initial impact when it was undertaken, Dow's reputation nevertheless diminished steeply between 2007 and 2012, according to Core Brand (http://www.corebrand.com/), a company used by Dow to "*understand, define, express and leverage their brands for measurable results*". Within those five years, Dow's brand dropped 150 'Brand Power' places from a high of 68. This heavy decline in Dow's brand ranking coincided with the period in which management undertook efforts to raise the Company's profile through television and print advertising and Core Sponsorship of the Olympic Games, an effort which dramatically backfired. This brand decline therefore cannot be a consequence of a diminishment of the Company's "Familiarity". It must be attributable to the impact upon the Company's "Favorability", namely its Overall Reputation, Perception of Management and Investment Potential.[15]

---

ation_for_Dow_Chemical.php

[13] http://adage.com/article/rance-crain/dow-s-corporate-ads-great-chemistry-respect-follow/119676/http://adage.com/article/btob/patti-temple-rocks-vp-global-public-affairs-brand-reputation-dow-chemical/277200/

[14] http://www.btobonline.com/apps/pbcs.dll/article?AID=/20061024/FREE/610240732

[15] Core Brand's explanation for how its brand rankings are measured provides both some insight into the reasons behind Dow's declining brand reputation and also how that decline would have a material impact upon financial performance:

> CoreBrand has conducted continuous benchmark tracking over a twenty-year period (involving 1,000 companies across 54 industries). This research is focused on corporate brands, not product brands. It is conducted among business decision-makers, defined as vice president-level executives at major corporations in the United States. It is based on measurements of "Familiarity" and three measured attributes that form "Favorability:" Overall Reputation, Perception of Management and Investment Potential.
>
> * * *
>
> The corporate brand represents, on average, 5-7% of market capitalization of the 1,000 companies tracked. The biggest and best known corporate brands can represent as much as 21% of market capitalization.

Quote from James R. Gregory, Richard S. Levick and David Reibstein, "Crisis Diagnostics: Assessing Brand Damage. Restoring Brand Equity." Core Brand White Paper, accessed at: http://www.corebrand.com/images/downloads/crisis_diagnostics_ama.pdf

Sigwatch (http://www.sigwatch.com/) provides international businesses with activist and issue tracking and reputational impact data. Its 2010-2011 analysis found Dow to have suffered the 7th worst reputational impact amongst chemical corporations that year. Its 2013-14 data finds that Dow has become the 3rd most reputationally impacted chemical corporation, and the 16th most impacted corporation globally, demonstrating that the trend shows reputational impacts increasing.

A review of Media reports across the corresponding period reflects the perception that Bhopal has been the one issue most damaging to the Company's "Favorability". The effects are encapsulated in articles like the following:

**Reputation Management:**

> *Dow chemicals, one of world's largest chemical producing companies seems to be in some disarray following the renewed controversy over Bhopal. Their brand ideology is built around the combination of science and technology with the "Human Element" included.*
>
> *Why should Bhopal impact Dow who only bought Union Carbide fifteen years after the disaster at Bhopal? They can rightly claim no involvement with the disaster. The counter argument is that Dow bought everything including the reputational risk of Union Carbide at the same time. Has it come back to bite them. ... It's enough to worry any CEO, let alone brand director.*
>
> ***
>
> *Being driven by so much anger and frustration of the masses, Dow needs to show responsibility and compensate for all the negligence and communicate to those affected. This will send out a strong message that Dow, is a concerned company. The company even needs to take a strong stand by coming out and presenting its side rather than staying aloof, or else the day is not far when this largest chemical producer would be more known as a killer company, even as their reputation takes a beating.*[16]

**F. 2012 Olympics sponsorship by Dow Chemical renews reputational crisis**

The Company's high profile sponsorship of the London Olympics in 2012, which might have been an opportunity to boost its reputation, became a PR nightmare for the Company as the legacy of the Bhopal disaster was brought to the forefront.

During the London Olympics, numerous organizations and interest groups attempted to remove Dow Chemical from sponsorship of the Olympics. Although the sponsorship was not eliminated, the company suffered a very high profile barrage of bad publicity and its reputation suffered accordingly.

**MSN Money**

[16] http://www.reputationmanagementfor.com/blog/2010/06/17/dow-chemicals-sinking-reputation/

*The Dow Chemical Company (DOW 0.00%) has been facing immense pressure from the Indian Olympic Association regarding its sponsorship of the London 2012 Olympics. Instead of promoting goodwill – which is usually expected from such financial support – Dow's sponsorship of the Olympics has turned into a public relations disaster.* [17]

**Reuters**

*London politicians called on Olympic officials to rethink their sponsorship contract with Dow Chemical on Wednesday, saying the company's links to the 1984 Bhopal disaster damaged the reputation of this month's Games.*[18]

**Huffington Post**

*Whereas Dow can resort to their lawyers to avoid alleged liabilities for the pain in Asia they are credibly linked to, the IOC and British organisers did have a choice about which partners to associate with. Their decisions in that regard taint this otherwise triumphant event and constitute an offence against the spirit of the Olympic movement of which they are supposed to be the faithful custodians.Cheer the Olympics, but shame on the IOC.*[19]

*Website (MLive): EVEN OLYMPIC ATHLETES TOOK UP THE PROTEST*

*Kathyln Lynch Morin, "Athletes against Dow Chemical's Olympic sponsorship' group pops up on Facebook", January 20, 2012, Michigan Live*

*A group of athletes is protesting the Dow Chemical Co. sponsorship of the London Olympics by way of a Facebook group.*

*'Athletes against Dow Chemical's Olympic Sponsorship,' has garnered likes from 126 members of the social networking website, and calls for professional athletes to join the cause by posting their support on the group's wall.*

*"We, former and current competitive athletes, former and current National Team Members and Olympians, do not feel that Dow Chemical embodies the spirit and humanity of the Olympic Games," the group's description reads. "That is why we feel Dow Chemical is not a suitable sponsor for the Olympic Games.*[20]

London's Sustainability watchdog was also brought squarely into the controversy when one of its Commissioners made a high profile resignation due to the Company's association with Bhopal. The board of the Commission followed up by issuing a statement recommending that future sponsorship deals be explicitly linked to the Olympic movement's ethics and values, a clear criticism of the process that had allowed the Company to become an Olympic sponsor.[21]

---

[17] http://money.msn.com/top-stocks/post.aspx?post=69bccaa7-7ec9-41a5-815c-4fbb8062c426
[18] http://www.reuters.com/article/2012/07/11/oly-dow-sponsorship-idUSL6E8IBAZZ20120711
[19] http://www.huffingtonpost.co.uk/emanuel-stoakes/tainting-london-2012_b_1708439.html
[20] http://www.mlive.com/business/mid-michigan/index.ssf/2012/01/athletes_against_dow_chemicals.html
[21] http://www.cslondon.org/2012/02/shaun-mccarthy-clarifies-media-inaccuracies-re-stadium-wrap-procurement/
**The Chair, Commission for a Sustainable London 2012, Shaun McCarthy, stated; "we have already advised that future Olympic and Paralympic Games incorporate new rules to ensure that sponsorship is inexorably linked to**

G. **Financial, public relations and investment analysts call on Dow to address Bhopal Legacy**

The financial media and PR media joined with others in calling on Dow Chemical to handle the Bhopal issue differently, and to do more to address the legacy it has inherited.

**Motley Fool[22]**
*Full article is attached as Appendix 3*

*Dow's refusal to take responsibility for Bhopal has hit the company's bottom line well beyond the associated legal costs. The unaddressed liability has hurt its reputation, resulted in protests and media backlash, and even limited its ability to invest overseas.*

***

*Despite Dow's disregard for Bhopal, the company's "human element" advertising campaign allegedly "showcases Dow's commitment to addressing global economic, social and environmental concerns." Now is the time for Dow to embody this uplifting message it has paid millions to publicize. By taking action for Bhopal, Dow has an opportunity to rebuild its brand and become the paradigm for corporate social responsibility.*

*Dow's employees, shareholders, and even the broader investing community have something at stake. Dow's reparations would pay back a debt to thousands of victims that had previously been excluded from its balance sheet, creating transparency in an opaque reporting environment. This approach should be championed across the business world.*

**Daily Finance**

*The story of Bhopal has been unearthed because of Dow's prominent role as a key sponsor in the 2012 Summer Olympics.*

*We also believe Dow can reverse this public relations nightmare by taking responsibility for Bhopal on the global stage of the Olympics.[23]*

**GMI Ratings**

*Over the summer, the company received disastrous press due to its official partnership with the Summer Olympics held in London. The London Assembly even went so far to say that the decision to have Dow Chemical as a worldwide partner has "caused damage to the*

---

Olympic and Paralympic values and ethical behaviour. We hope that this recommendation is adopted and will be pushing to ensure that it is."

[22] Pino, Isaac; Kannel, Charlie; Gardner, Tom. "How Dow Chemical Can End the Bhopal Tragedy." *Fool.com.* 07/27/2012. http://www.fool.com/investing/general/2012/07/27/how-dow-chemical-can-end-the-bhopal-tragedy.aspx
[23] http://www.dailyfinance.com/2012/07/27/how-dow-chemical-can-end-the-bhopal-tragedy/

*reputation of the London 2012 Olympic and Paralympic Games." The Assembly went on to say that Olympic organizing committees "should consider the environmental, social, ethical and human rights records of companies when awarding high-profile partnership and sponsorship deals." At issue are the links between Dow Chemical and the Bhopal, India gas tragedy that killed thousands in 1984.*

*A gas leak at the Union Carbide India Limited pesticide plant in early December 1984 leaked forty tons of a the methyl isocyanate toxin and was said to have killed at least 15,000 people in a matter of days. In 2006, the Indian government revealed that nearly 560,000 were injured from the leak. The BBC reported that a water sample taken in 2009—an astounding 15 years later—contained "nearly 1,000 times the World Health Organization's recommended maximum amount of carbon tetrachloride, a pollutant known to cause cancer and liver damage." Dow Chemical's involvement in the tragedy began in 2001 when it bought Union Carbide, and therefore, was presumed to assume complete responsibility. Except that Dow Chemical assumed no responsibility at all, claimed it had no liability for the cleanup or for the victims, and even went so far as to sue victim groups, an attitude that has resulted in years and years of anger and protest.*

*The company's reluctance to assume liability at Bhopal is indicative of a long line of environmental disasters at Dow Chemical.*[24]

**Brandwatch**

*According to Brandwatch, 92% of sentiment online relating to Dow was negative.*[25]

**Former Union Carbide PR Advisor**

*Says Ogilvy PR crisis management MD Al Tortorella, who worked on the Union Carbide affair in 1984. "Dow needs to find its one big product or service, and yes, a generous amount of money, that the Indian government and the citizens of India will recognize as a sincere attempt to finally rectify the past, and is seen as giving back to the Indian citizens and the world more than the Bhopal disaster took from it."*[26]

**Wall Street Journal**

*The tone of English-language conversations about Dow and the Olympics on social-media platforms in the 10-week run-up to the games was at least 75% negative every week, and entirely negative for most of June, according to Brandwatch, a U.K. social-media monitoring firm.*

*Gareth Ham, head of insights at Brandwatch, says the statistics raise questions about whether high-profile sponsorship backfires when it pushes "brands that are already deeply*

[24] http://www3.gmiratings.com/home/2012/11/yet-another-leak-at-dow-chemical/
[25] http://www.brandwatch.com/2012/07/the-friday-the-brand-olympics/
[26] http://www.holmesreport.com/featurestories-info/11377/The-Top-10-Crises-Of-2011.aspx

*unpopular in certain quarters further into a more general limelight."*[27]

**Convonix Brand Advisors**

***The Tragedy that is Dow Chemicals***
*If there is one brand that did itself a lot more harm than good this Olympics, it is Dow Chemicals. There have been constant protests against Dow's association with the Olympics and the increased noise over the past few months has led to even more hatred build up against the company. The awareness levels of the various ethical wrongdoings committed by Dow at Bhopal and Vietnam have increased manifold and become mainstream.*

*If you think that was as bad as things could go for Dow at Olympics, you're wrong. Dow did something more to make it worse for themselves. They introduced what is being termed as the worst mascot ever – Faceless Wedge man. None could see sense in an unpleasant looking mascot trying to promote the cause of environment, and that too from Dow. Nothing seems to have gone right for Dow at the Olympics. Their association with the Olympics has led to it becoming the worst faring sponsor with a negative impact index of -(.0093)*[28]

**Summary: Dow Chemical Omits Powerful Evidence of Impacts on Indian Development And Brand/Reputation**

Based on this preceding information, it appears that either the Company's published disclosures in the Bhopal Q&A are inaccurate, or at a minimum they require additional discussion and disclosure so as to not be misleading. The Company's assertions that the Bhopal legacy will have no financial, reputational or operational impact on the Company is inconsistent with a preponderance of evidence regarding ongoing impacts; it seems clear that the statement of the Company's "belief" of no impacts going forward must, at a minimum, be tempered with accurate discussion of the trends and impacts of recent years in order to avoid being misleading.

Accordingly, the Proposal cannot be deemed to be substantially implemented, since the essential purpose of the Proposal is to ensure reasonably accurate and complete discussion of the impact of the Bhopal legacy on the Company going forward.

**CONCLUSION**

The Company has not provided sufficient justification for a waiver of the deadline for filing its no action request, and therefore, the waiver and no action request should be denied by the Staff on that basis. However, if the Staff should grant the waiver, it is clear from the above information that the Company has not met its burden of proving that the Proposal is excludable

---

[27] Sonne, Paul. "Dow's Olympic Goals." *The Wall Street Journal*. 8/08/2012. http://online.wsj.com/news/articles/SB10000872396390443991704577577370414589082

[28] http://www.convonix.com/research/olympic-brand-monitoring-study/

under Rule 14a-8(i)(10).

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's No Action Request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Ronald O. Mueller

**APPENDIX 1**
**Comparison of Bhopal Q&A Before and After Receiving the Shareholder Proposal**

28 February 2011
Prior to Proposal

**Q and A with respect to the Government of India's request for a Curative Petition**

**related to the 1989 Bhopal Settlement**

**Q. What is a Curative Petition and what is the significance of the India Supreme Court's Order responding to it?**

A Curative Petition is a procedural device in India's legal system designed for use in rare and narrowly defined situations to correct judgments entered as a result of procedural judicial error. We believe that the Government of India's attempt to use the Curative Device Procedure to try to renege on the 1989 agreement it negotiated with Union Carbide Corporation (UCC) to settle the tragic 1984 Bhopal Gas Disaster not only violates principles of fundamental fairness and the rule of law, but also does not meet the core requirements/grounds for filing such a petition under Indian law. In any event, the India Supreme Court's recent Order issuing notice on the Curative petition does not address the legal merits of the petition, but simply gives the parties Notice that the petition has been filed and invites the parties to file responses in anticipation of a later hearing.

**Q. What is the basis for Dow's belief that the Curative Petition is improper?**

Putting aside the Government of India's failure to meet the procedural requirements for filing a Curative Petition, by filing the petition to reopen the settlement of the Bhopal Gas Disaster, some 21 years after the fact, the Government is in effect reneging on the 1989 agreement it negotiated and signed with Union Carbide Corporation and its Indian subsidiary, Union Carbide India Limited (UCIL). That agreement was recorded and approved by the India Supreme Court in 1989 and has since been twice reviewed and validated (1991 and 2007) in the face of challenges very similar to what is now brought by the Government of India. In rejecting previous attacks on the settlement agreement, the India Supreme Court has described the agreement as fair, just, appropriate – and final. Given these facts, the Government's decision to renege on the settlement agreement is a serious breach of its obligations to respect and observe the rule of law.

Not only is it improper to reopen the settlement agreement with regard to Union Carbide, but it is even more inappropriate to try to impose liability for the Bhopal tragedy on The Dow Chemical Company given that Dow did not become a shareholder in Union Carbide until 2001, some 17 years after the event and 12 years after Union Carbide and UCIL had settled the matter with the full approval of the India Supreme Court. The fact is that Dow had no connection whatsoever to the tragedy or its aftermath.

Twenty six years after the tragedy of the 1984 gas leak in Bhopal, this terrible event continues to evoke strong emotions. But India is a country committed to justice, fairness and the rule of law. Allowing the thoroughly understandable human emotions evoked by the tragedy to do away with these principles, as the Curative Petition seeks to do, is not only wrong, but it sends an unfortunate message that the Indian government does not honor the rule of law or its own commitments. Its actions here will inevitably lead to reluctance by parties in the future to voluntarily resolve and compromise controversies with the Government of India and erosion of confidence in investing in India's vibrant economy.

The attempt to rewrite the settlement agreement to obtain additional funds is improper for the additional reasons that UCC has never been found legally liable for damages resulting from the Bhopal gas release; rather, the settlement was a voluntary undertaking to compromise disputed liability. As the India Supreme Court noted at the time it approved the settlement, in analyzing whether "the settlement is just, fair and adequate," it is "necessary to remind ourselves" that "we should not proceed on the premise that the liability of UCC has been firmly established" because "the suit involves complex questions as to the basis of UCC's liability and assessment of the quantum of compensation in a mass tort action." October 3, 1991 Order, Paragraph 188.

In any event, the Supreme Court of India's issuance of notice on the Curative Petition does not mean that it has agreed that the settlement should be reopened or that it is not legally binding on the parties. Nor does it mean that Dow, which had no connection to the disaster, can be held responsible for it. Those questions can only be decided by the Supreme Court of India after hearing the opposition of all the parties and only in accordance with the law. Principles of the rule of law, due process and fundamental fairness should lead the Court to reject the relief sought in the Curative Petition on its merits – just as it did in 1991, and again in 2007, when essentially the same grounds were presented by certain Non-Government Organizations to justify reneging on the agreement. Indeed, the Government of India itself defended the settlement as fair and appropriate against both of those challenges, and the Welfare Commissioner – the Government of India office charged with administrating the settlement fund – has continued to defend the fairness and finality of the settlement agreement as recently as November 2010.

**Q. Did Dow inherit the liabilities for the Bhopal tragedy when it bought Union Carbide Corporation?**

No. While UCC's stock is owned by Dow, UCC remains a separate company as a Dow subsidiary. Under well-established principles of corporate law, both in India and the United States, Dow did not assume UCC's liabilities as part of the 2001 acquisition transaction.

Indeed, according to the formal legal opinions of two respected Indian jurists, Senior Counsel, Dr. Abhishek Manu Singhvi and Mr. Arun Jaitely, Dow cannot be found liable under the laws of India. (See the full opinions at: Mr. Arun Jaitley Opinion EXPARTE.pdf; Dr.Abhishek Manu Singhvi.pdf)

It is also important to note that, by the time Dow purchased UCC's stock in 2001, UCC had settled all liability claims related to the gas release under a legally-binding settlement approved by the Supreme Court of India some 12 years earlier. The Court has reviewed and upheld the agreement twice since it was agreed to in 1989.

28 February 2011

**Q. Why has the Government of India suddenly reversed its longstanding position that the 1989 settlement was fair and final?**

We do not know. Putting politics aside, the Government's sudden reversal is inexplicable for a number of reasons. In 1991, when the India Supreme Court rejected attempts to reopen the 1989 Settlement, the proponents of reopening the 1989 settlement at that time used similar arguments to those that we understand are now set forth by the Government in the current request for a Curative Petition. A second collateral attack was made on the Settlement in 2006 by NGO's. Once again, the Government of India defended the settlement and the India Supreme Court held in 2007 that "it [re-opening] cannot be done and the said issue has been decided by this court." [pdf of the 2007 decision of the India Supreme Court available upon request.]

It is instructive (and it was entirely appropriate) that the Government of India opposed the 2006 attempt to reopen the 1989 settlement, stating in an affidavit dated October 26, 2006, that "the validity of the settlement by no stretch of interpretation can be questioned at this stage as each and every claimant has got compensation as per law and his entitlement," that "by no logic and reason is it open to say even for a moment that the justness or determination [of compensation] is impaired," and that "[t]he application filed by the applicants is frivolous and may be dismissed with heavy costs." Even as recently as November 2010, the affidavit of the office of Welfare Commissioner – the government office charged with administering the settlement – reaffirmed, using the same language the Government used in 2006, that all those legitimately affected had been paid, including people who were merely present in the area and not injured. [pdfs of the 2006 affidavit from a Government of India representative and the November 2010 affidavit from a Government of India representative available upon request].

Nothing has changed that would justify the Government of India's change in position.

**Q: What is Dow's position regarding this request for a Curative Petition by the Indian Government?**

The 1984 gas release in Bhopal was a tragedy of such immense and unprecedented scale that it understandably evokes powerful emotions even more than a quarter of a century later. But those emotions do not justify abandoning principles of fairness and the rule of law. Dow believes that the Curative Petition is meritless as to all the parties as to which the Government seeks relief. As to Dow itself, the Curative Petition is inappropriate for the additional reason that Dow had no involvement at all with the Bhopal tragedy, which occurred more than 16 years before Dow acquired stock in Union Carbide Corporation. The attempt to hold Dow responsible is apparently based on the Government of India's erroneous belief that Dow and UCC are the same company. In fact, Dow and UCC are, and have always been, separate companies. Under well-established principles of the corporate law of both India and the United States, Dow did not assume UCC's actual or potential liabilities as part of the 2001 transaction in which UCC became a subsidiary of Dow. Additionally, under India Law only parties to the original proceedings can be added as parties in a Curative Petition proceeding and it is unheard of to add a new party, such as Dow in this situation.

Also, it is important to remember that after the 1989 settlement, UCC – with the permission of the India Supreme Court - sold all of its shares and interest in UCIL. With the sale, UCC completely severed its ties with India. With UCC's consent, the proceeds of the sale were put in an independent charitable trust to be used to build a hospital in Bhopal.

Again, The Dow Chemical Company had no ties to the Bhopal plant at the time of tragedy. Many years after UCC had sold its stock in UCIL, The Dow Chemical Company acquired the UCC's shares in 2001. And given that the 1989 settlement UCC had entered into with the Government of India had been finalized and, at that point, re-affirmed by the Indian Supreme Court, there is no basis for holding Dow accountable now.

**Q. What are next procedural steps for the Curative Petition?**

Our understanding is that procedurally both The Dow Chemical Company and Union Carbide Corporation, along with the other named parties, must be formally served with the official notice of the Curative Petition. We understand that once the parties are served, the parties will be given an appropriate time to prepare and file their formal responses. After these responses are filed, a formal hearing before the India Supreme Court will take place. Given the nature of the proceeding and our understanding of Indian procedure, we believe that the process will proceed in an orderly fashion and will take time, likely months, not weeks, before any decision is rendered on the merits.

**Q. Some say that the amount of funding needed to help survivors and their families was underestimated in the initial settlement. Is that so, and if more money is needed, will it come from Dow or Union Carbide?**

Putting aside that Dow had nothing to do with the 1984 tragedy and was not a party to the 1989 agreement, the Supreme Court of India has previously considered and rejected the argument that additional funds might be required by any parties to the settlement agreement. In its 1991 reaffirmation of the 1989 Bhopal settlement, the Court required that the Government of India be responsible for any potential shortfall in the settlement account (page 682, paragraph 198 of the Court's ruling of order dated October 3, 1991) and for acquiring a medical insurance policy to cover 100,000 people who might later develop symptoms shown to have resulted from being exposed during the gas release (pages 684-686, paragraph 205-208, order dated October 3, 1991).

Indeed, as recently as 2006, the Government of India filed an affidavit with the India Supreme Court asserting that the settlement was appropriate and reasonable and that it should not be revisited. In a 2007 decision, the India Supreme Court agreed with this view. At that time, it was noted that the actual amount awarded to individuals and families had been higher than prescribed, with no new claimants stepping forward. In fact, the Government of India, through its Welfare Commissioner, reaffirmed the fairness and completeness of the 1989 settlement agreement and its implementation as recently as November 2010. [Again, pdfs of the Government of India affidavits of 2006 and November 2010 available upon request].

We understand that there are virtually no new facts to consider since this issue was considered in 2007. We understand that the additional settlement funds being sought in the Curative Petition are based primarily on a large number of supposedly unanticipated "minor injury" claims. This is a category that – according to the Government of India's own 2006 affidavit – required "mere presence" in an affected part of the city, without physical injury. These very same grounds were rejected by the India Supreme Court as a ground for reopening the settlement in 2007.

The Curative Petition's core allegation – that the number of affected persons entitled to compensation has far exceeded the estimates on which the 1989 settlement agreement was based – is not only an improper legal ground for reopening the settlement, it is also simply untrue. The charts provided in the Curative Petition purporting to support these assertions are virtually identical to the charts provided by the Indian Welfare Commissioner's office in connection with opposing similar arguments both in 2006 and 2010. The Indian Welfare Commissioner office has repeatedly certified that there were sufficient funds available for distribution to all those legitimately affected and that all legitimately affected persons had been compensated. In fact, as a result of a pro rata distribution of surplus funds ordered by the Supreme Court of India, the victims were ultimately paid double the amount of compensation deemed fair by the Government of India. The Government has, in its wisdom, subsequently decided, wholly apart from the requirements of the settlement agreement, to distribute additional money from public coffers beyond the original amounts set forth in the settlement agreement. This decision was within the Government's legitimate discretion as a political matter. But it is not a permissible basis for reneging on the 1989 settlement agreement that it had voluntarily negotiated with Union Carbide and UCIL with the approval of the India Supreme Court.

**Q. Was the Government of India right to attempt to re-open the 1989 Bhopal settlement and name The Dow Chemical Company as a liable party?**

No. The India Supreme Court, the highest court in the land, reviewed and deemed just and fair the 1989 settlement with the Government of India, UCIL and UCC and subsequently reaffirmed the adequacy of the settlement in 1991 and again as recently as 2007.

The Dow Chemical Company cannot be liable for the additional reasons that Dow acquired the shares of UCC in 2001, more than 10 years after the 1989 settlement was reached and re-examined (1991), and that Dow never had any connection to the Bhopal plant, which was owned by UCIL.

In today's global economy, it is critical that the rule of law be honored and upheld and that the certainty of laws and their application be guaranteed. We believe that as foreign governments enter into settlements with multinational corporations, honoring the terms of agreements – which are recognized as fair and just by their own courts – will be critical to the spirit of international trade and business.

**Q. What role has the Government of India played in the aftermath of the Bhopal Tragedy?**

In its 1991 reaffirmation of the 1989 Bhopal settlement, the India Supreme Court required the Government of India to make up for any potential shortfall in the settlement amount (see page 682, paragraph 198 of the Court's ruling on Bhopal.com) and to acquire a medical insurance policy to cover 100,000 people who might later develop symptoms shown to have resulted from being exposed during the gas release. (see pages 684-686, paragraph 205-208). The Government of India did not challenge these directives from the Supreme Court when this ruling was issued. In fact, the 1991 Review Petitions challenging the settlement were filed by NGO Groups and not by the Government of India.

After the case was settled, the settlement funds were paid to the Government of India and the Government devised and administered the compensation scheme, including determining the validity of the claims it received.

As it happens, there was no shortfall. In fact, the settlement fund was sufficient to compensate all claimants double the amounts the Government of India set as fair compensation. Therefore, any question regarding additional payments to those who died, sustained injuries or continue to suffer health effects as a result of the Bhopal tragedy should be directed to the Government of India.

**Q. Has Dow accepted liability for other claims that were filed against Union Carbide, such as asbestos?**

No. Although some news reports in India have made such an assertion, it is false.

**Q: The Government of India has also filed a "transfer petition" related to the environmental litigation that is pending in the Madhya Pradesh High Court against UCC and Dow. What is this petition about?**

The Government of India is a defendant in the Bhopal plant site environmental litigation, as is the state government, in addition to the corporate parties. The claims in that case, related to cleaning up the plant site, are unrelated to the gas release and were not part of the UCC-UCIL settlement in 1989. Nevertheless, the Government of India now seeks to combine this entirely separate lawsuit with the Government's curative petition related to the 1989 settlement, and is requesting its transfer to the Supreme Court -- despite the fact that the claims and parties are different, and despite the fact that the Madhya Pradesh High Court has been actively managing this litigation for the past seven years. Dow believes that a transfer is inappropriate and will unnecessarily conflate the historic issues of the settlement's validity with the unresolved and unrelated issue of clean-up of the plant site. Again, responsibility for clean up of the Bhopal plant site lies with the state and central governments.

**Q. Who should clean up the Bhopal plant site?**

The Bhopal plant site remediation is currently the subject of separate litigation in the High Court, State of Madhya Pradesh. No liability determinations have been made in that proceeding. The Curative Petition also seems to seek recovery of those same costs, unrelated to the 1984 gas leak, to clean up the old UCIL plant site. But responsibility for the clean-up of the Bhopal site lies with the Madhya Pradesh State government, not with Dow or UCC. In 1998, more than a decade ago and several years before Union Carbide became a subsidiary of Dow, the Madhya Pradesh State Government, which owned and had been leasing the property to UCIL, took over the facility and assumed all accountability for the site, including the completion of any additional remediation. The State is in the best position to evaluate all available scientific information, to complete whatever remediation may be necessary and to make the right decision for Bhopal. In 2010 the Ministry of Chemicals and Fertilizers of the Government of India announced that the clean-up would be undertaken and completed by the state of Madhya Pradesh. This commitment should be honored.

**Q. Is there groundwater contamination at the site?**

According to media reports, various groups have made assessments of the groundwater quality at the Bhopal site through the years. In a report to the State of Madhya Pradesh dated June 2010, India's National Environmental Engineering Research Institute concluded that the "groundwater in general is not contaminated due to seepage of contaminants from the UCIL" plant site. This conclusion is consistent with NEERI's earlier findings that all groundwater samples tested were within drinking water standards.

**Q. How will Dow and Union Carbide respond to the Curative Petition in further proceedings before the India Supreme Court?**

We expect that Union Carbide Corporation will vigorously oppose the requested Curative Petition based on the rule of law, the fairness and finality of the settlement, due process and other grounds. Dow will oppose the request on similar grounds and on the additional ground, among others, that it is a separate corporation, which was not a party to the settlement agreement, is not responsible for Union Carbide or UCIL's obligations, and had no involvement in the 1984 tragedy or its aftermath.

In summary, this settlement was deemed to be a fair compromise since 1989. The settlement has been affirmed by the Indian Supreme Court twice and as recently as 2007. The Dow Chemical Company had no ties to the Bhopal plant, which was owned by UCIL at the time of tragedy. The Dow Chemical Company acquired UCC's shares in 2001, many years after UCC sold its stock in UCIL. And given that the settlement UCC had entered into with the Government of India had been finalized and, at that point, re-affirmed by the India Supreme Court, there is no basis for holding Dow accountable.

**Q. What is the amount requested in the Curative Petition, and does it include the $470 Million that was already paid by UCC and UCIL to settle the claims?**

We understand that the Government of India is asking for a judicially imposed enhancement of the 1989 Settlement Agreement in amounts ranging from $1.2 billion to $1.6 billion. We further understand that the amounts sought do not contemplate return of the $470 million previously paid by UCC and UCIL to settle the claims rather than litigate them in the courts of India and, instead, are in addition to that amount.

**Q. Do we have any idea of the breakdown between parties - what portion of the amounts sought is being sought from Dow, from UCC and from other parties?**

The Curative Petition appears to be directed to all the named parties without an allocation among them.

**Q. What is the legal precedent for this type of activity?**

None. The request in the Curative Petition is so contrary to law and due process, even under India's own legal procedures, that it can't be seen as a valid claim. The Curative Petition mechanism is rarely used provision in Indian law permitting revisiting final judgments only where the judgment was the result of an error or breach of the principles of natural justices due to a mistake by the court and where certain other procedural requirements have been met. Here, the India Supreme Court made no mistake in approving (and reapproving) the 1989 settlement, nor have the other procedural requirements been met.

Even if the requested Curative Petition were somehow resolved in the Government of India's favor (contrary to the long adherence by India's highest court to the rule of law and due process), it should not properly result in a judgment for money. A Curative Petition in India is designed to "unwind" a legal judgment entered as a result of procedural error or mistake.. Here, such a result would effectively reinstate the litigation. For that reason, were the Supreme Court of India to permit the Government to renege on the agreement, the proper result would be to return the money with interest to UCC and to require the Government to prove UCC's liability before any money judgment could be ordered. Such a result under these circumstances would be a violation of due process given the underlying events occurred more than 26 years ago. Remember that in 1991 the Indian Supreme Court stated that "we should not proceed on the premise that the liability of UCC has been firmly established" because "the suit involves complex questions as to the basis of UCC's liability and assessment of the quantum of compensation in a mass tort action." October 3, 1991 Order, Paragraph 188.

**Q. Has Dow accrued any liability for this on its balance sheet?**

No. We do not believe that an accrual is appropriate or necessary since the demands in the petition are so outside the law. Neither Union Carbide nor Dow has ever been found liable in the Bhopal tragedy, and this Curative Petition should not change that even if it were accepted by India's Supreme Court.

The Court has already reassessed and reconfirmed the validity of the settlement twice. There is nothing new in this proceeding. In fact, in 2006, when NGOs made a similar request for additional funds which was rejected by the India Supreme Court in 2007, the Government of India itself filed an affidavit strongly defending the validity and integrity of the settlement, and the Government reasserted this very same position as recently as November 2010. [Again, pdfs of the Government of India affidavits of 2006 and November 2010 are available upon request]. For all these reasons, the India Supreme Court should once again reject this challenge to the agreement and to the rule of law.

**Q. Does Dow have insurance / other protection for this type of claim?**

That isn't necessary because Dow has no liability for the Bhopal incident. Dow never owned or operated the Bhopal plant and didn't acquire Union Carbide until many years after the incident and after the settlement had been executed.

**Q. What does this mean for Dow businesses in India does this change our position regarding growth in this region?**

We do not believe that our business in India will be directly impacted by these proceedings.

**Q. When will Union Carbide Corporation have finality with respect to the Bhopal Settlement Agreement?**

This was finally, and fairly, resolved in 1991.



Revised version
subsequent to Proposal

The Dow Chemical Company

# Q&A with respect to the Government of India's request for a Curative Petition Related to the 1989 Bhopal Settlement

**Q. What is a Curative Petition and what is the significance of the India Supreme Court's Order responding to it?**

A. A Curative Petition is a procedural device in India's legal system designed for use in rare and narrowly defined situations to correct judgments entered as a result of procedural judicial error. We believe that the Government of India's attempt to use the Curative Device Procedure to try to renege on the 1989 agreement it negotiated with Union Carbide Corporation (UCC) to settle the tragic 1984 Bhopal Gas Disaster not only violates principles of fundamental fairness and the rule of law, but also does not meet the core requirements/grounds for filing such a petition under Indian law. In any event, the India Supreme Court's Order issuing notice on the Curative Petition does not address the legal merits of the petition, but simply gives the parties Notice that the petition has been filed and invites the parties to file responses in anticipation of a later hearing.

**Q. What is the basis for Dow's belief that the Curative Petition is improper?**

A. Putting aside the Government of India's failure to meet the procedural requirements for filing a Curative Petition, by filing the petition to reopen the settlement of the Bhopal Gas Disaster, some 21 years after the fact, the Government is in effect reneging on the 1989 agreement it negotiated and signed with Union Carbide Corporation and its Indian subsidiary, Union Carbide India Limited (UCIL). That agreement was recorded and approved by the India Supreme Court in 1989 and has since been twice reviewed and validated (1991 and 2007) in the face of challenges very similar to what is now brought by the Government of India. In rejecting previous attacks on the settlement agreement, the India Supreme Court has described the agreement as fair, just, appropriate – and final. Given these facts, the Government's decision to renege on the settlement agreement is a serious breach of its obligations to respect and observe the rule of law.

Not only is it improper to reopen the settlement agreement with regard to Union Carbide, but it is even more inappropriate to try to impose liability for the Bhopal tragedy on The Dow Chemical Company given that Dow did not become a shareholder in Union Carbide until 2001, some 17 years after the event and 12 years after Union Carbide and UCIL had settled the matter with the full approval of the India Supreme Court. The fact is that Dow had no connection whatsoever to the tragedy or its aftermath.

Thirty years after the tragedy of the 1984 gas leak in Bhopal, this terrible event continues to evoke strong emotions. But India is a country committed to justice, fairness and the rule of law. Allowing the thoroughly understandable human emotions evoked by the tragedy to do away with these principles, as the Curative Petition seeks to do, is not only wrong, but it sends an unfortunate message that the Indian government does not honor the rule of law or its own commitments. Its actions here will inevitably lead to reluctance by parties in the future to voluntarily resolve and compromise controversies with the Government of India and erosion of confidence in investing in India's vibrant economy.

The attempt to rewrite the settlement agreement to obtain additional funds is improper for the additional reasons that UCC has never been found legally liable for damages resulting from the Bhopal gas release; rather, the settlement was a voluntary undertaking to compromise disputed liability. As the India Supreme Court noted at the time it approved the settlement, in analyzing whether "the settlement is just, fair and adequate," it is "necessary to remind ourselves" that "we should not proceed on the premise that the liability of UCC has been firmly established" because "the suit involves complex questions as to the basis of UCC's liability and assessment of the quantum of compensation in a mass tort action." October 3, 1991 Order, Paragraph 188.

In any event, the Supreme Court of India's issuance of notice on the Curative Petition does not mean that it has agreed that the settlement should be reopened or that it is not legally binding on the parties. Nor does it mean that Dow, which had no connection to the disaster, can be held responsible for it. Those questions can only be decided by the Supreme Court of India after hearing the opposition of all the parties and only in accordance with the law. Principles of the rule of law, due process and fundamental fairness should lead the Court to reject the relief sought in the Curative Petition on its merits – just as it did in 1991, and again in 2007, when essentially the same grounds were presented by certain Non-Government Organizations to justify reneging on the agreement. Indeed, the Government of India itself defended the settlement as fair and appropriate against both of those challenges, and the Welfare Commissioner – the Government of India office charged with administrating the settlement fund – has continued to defend the fairness and finality of the settlement agreement as recently as November 2010.

**Q. Did Dow inherit the liabilities for the Bhopal tragedy when it bought Union Carbide Corporation?**

A. No. While UCC's stock is owned by Dow, UCC remains a separate company as a Dow subsidiary. Under well-established principles of corporate law, both in India and the United States, Dow did not assume UCC's liabilities as part of the 2001 acquisition transaction.

Indeed, according to the formal legal opinions of two respected Indian jurists, Senior Counsel, Dr. Abhishek Manu Singhvi and Mr. Arun Jaitely, Dow cannot be found liable under the laws of India. (See the full opinions at: Mr. Arun_Jaitley_Opinion_EXPARTE.pdf; Dr.Abhishek_Manu_Singhvi.pdf)

It is also important to note that, by the time Dow purchased UCC's stock in 2001, UCC had settled all liability claims related to the gas release under a legally-binding settlement approved by the Supreme Court of India some 12 years earlier. The Court has reviewed and upheld the agreement twice since it was agreed to in 1989.

**Q. Why has the Government of India suddenly reversed its longstanding position that the 1989 settlement was fair and final?**

A. We do not know. Putting politics aside, the Government's sudden reversal is inexplicable for a number of reasons. In 1991, when the India Supreme Court rejected attempts to reopen the 1989 Settlement, the proponents of reopening the 1989 settlement at that time used similar arguments to those that we understand are now set forth by the Government in the current request for a Curative Petition. A second collateral attack was made on the Settlement in 2006 by NGO's. Once again, the Government of India defended the settlement and the India Supreme Court held in 2007 that "it [re-opening] cannot be done and the said issue has been decided by this court." [PDFs of the 2007 decision of the India Supreme Court available upon request.]

It is instructive (and it was entirely appropriate) that the Government of India opposed the 2006 attempt to reopen the 1989 settlement, stating in an affidavit dated October 26, 2006, that "the validity of the settlement by no stretch of interpretation can be questioned at this stage as each and every claimant has got compensation as per law and his entitlement," that "by no logic and reason is it open to say even for a moment that the justness or determination [of compensation] is impaired," and that "[t]he application filed by the applicants is frivolous and may be dismissed with heavy costs." Additionally, in November 2010, the affidavit of the office of Welfare Commissioner – the government office charged with administering the settlement – reaffirmed, using the same language the Government used in 2006, that all those legitimately affected had been paid, including people who were merely present in the area and not injured. [PDFs of the 2006 affidavit from a Government of India representative and the November 2010 affidavit from a Government of India representative available upon request].

Nothing has changed that would justify the Government of India's change in position.

**Q. What is Dow's position regarding this request for a Curative Petition by the Indian Government?**

A. The 1984 gas release in Bhopal was a tragedy of such immense and unprecedented scale that it understandably evokes powerful emotions even thirty years later. But those emotions do not justify abandoning principles of fairness and the rule of law. Dow believes that the Curative Petition is meritless as to all the parties as to which the Government seeks relief. As to Dow itself, the Curative Petition is inappropriate for the additional reason that Dow had no involvement at all with the Bhopal tragedy, which occurred more than 16 years before Dow acquired stock in Union Carbide Corporation. The attempt to hold Dow responsible is apparently based on the Government of India's erroneous belief that Dow and UCC are the same company. In fact, Dow and UCC are, and have always been, separate companies. Under well-established principles of the corporate law of both India and the United States, Dow did not assume UCC's actual or potential liabilities as part of the 2001 transaction in which UCC became a subsidiary of Dow. Additionally, under India Law only parties to the original proceedings can be added as parties in a Curative Petition proceeding and it is unheard of to add a new party, such as Dow in this situation.

Also, it is important to remember that after the 1989 settlement, UCC – with the permission of the India Supreme Court – sold all of its shares and interest in UCIL. With the sale, UCC completely severed its ties with India. With UCC's consent, the proceeds of the sale were put in an independent charitable trust to be used to build a hospital in Bhopal.

Again, The Dow Chemical Company had no ties to the Bhopal plant at the time of tragedy. Many years after UCC had sold its stock in UCIL, The Dow Chemical Company acquired the UCC's shares in 2001. And given that the 1989 settlement UCC had entered into with the Government of India had been finalized and, at that point, re-affirmed by the Indian Supreme Court, there is no basis for holding Dow accountable now.

**Q. What are next procedural steps for the Curative Petition?**

A. Our understanding is that procedurally both The Dow Chemical Company and Union Carbide Corporation, along with the other named parties, must be formally served with the official notice of the Curative Petition. We understand that once the parties are served, the parties will be given an appropriate time to prepare and file their formal responses. After these responses are filed, a formal hearing before the India Supreme Court will take place. Given the nature of the proceeding and our understanding of Indian procedure, we believe that the process will proceed in an orderly fashion and will take time, likely months, not weeks, before any decision is rendered on the merits.

**Q. Some say that the amount of funding needed to help survivors and their families was underestimated in the initial settlement. Is that so, and if more money is needed, will it come from Dow or Union Carbide?**

A. Putting aside that Dow had nothing to do with the 1984 tragedy and was not a party to the 1989 agreement, the Supreme Court of India has previously considered and rejected the argument that additional funds might be required by any parties to the settlement agreement. In its 1991 reaffirmation of the 1989 Bhopal settlement, the Court required that the Government of India be responsible for any potential shortfall in the settlement account (Page 682, paragraph 198 of the Court's ruling of order dated October 3, 1991) and for acquiring a medical insurance policy to cover 100,000 people who might later develop symptoms shown to have resulted from being exposed during the gas release (Pages 684-686, paragraph 205-208, order dated October 3, 1991).

Indeed, as recently as 2006, the Government of India filed an affidavit with the India Supreme Court asserting that the settlement was appropriate and reasonable and that it should not be revisited. In a 2007 decision, the India Supreme Court agreed with this view. At that time, it was noted that the actual amount awarded to individuals and families had been higher than prescribed, with no new claimants stepping forward. In fact, the Government of India, through its Welfare Commissioner, reaffirmed the fairness and completeness of the 1989 settlement agreement and its implementation in November 2010. [Again, PDFs of the Government of India affidavits of 2006 and November 2010 available upon request]

We understand that there are virtually no new facts to consider since this issue was considered in 2007. We understand that the additional settlement funds being sought in the Curative Petition are based primarily on a large number of supposedly unanticipated "minor injury" claims. This is a category that – according to the Government of India's own 2006 affidavit – required "mere presence" in an affected part of the city, without physical injury. These very same grounds were rejected by the India Supreme Court as a ground for reopening the settlement in 2007.

The Curative Petition's core allegation – that the number of affected persons entitled to compensation has far exceeded the estimates on which the 1989 settlement agreement was based – is not only an improper legal ground for reopening the settlement, it is also simply untrue. The charts provided in the Curative Petition purporting to support these assertions are virtually identical to the charts provided by the Indian Welfare Commissioner's office in connection with opposing similar arguments both in 2006 and 2010. The Indian Welfare Commissioner office has repeatedly certified that there were sufficient funds available for distribution to all those legitimately affected and that all legitimately affected persons had been compensated. In fact, as a result of a pro rata distribution of surplus funds ordered by the Supreme Court of India, the victims were ultimately paid double the amount of compensation deemed fair by the Government of India. The Government has, in its wisdom, subsequently decided, wholly apart from the requirements of the settlement agreement, to distribute additional money from public coffers beyond the original amounts set forth in the settlement agreement. This decision was within the Government's legitimate discretion as a political matter. But it is not a permissible basis for reneging on the 1989 settlement agreement that it had voluntarily negotiated with Union Carbide and UCIL with the approval of the India Supreme Court.

**Q. Was the Government of India right to attempt to re-open the 1989 Bhopal settlement and name The Dow Chemical Company as a liable party?**

A. No. The India Supreme Court, the highest court in the land, reviewed and deemed just and fair the 1989 settlement with the Government of India, UCIL and UCC and subsequently reaffirmed the adequacy of the settlement in 1991 and again in 2007.

The Dow Chemical Company cannot be liable for the additional reasons that Dow acquired the shares of UCC in 2001, more than 10 years after the 1989 settlement was reached and re-examined (1991), and that Dow never had any connection to the Bhopal plant, which was owned by UCIL.

In today's global economy, it is critical that the rule of law be honored and upheld and that the certainty of laws and their application be guaranteed. We believe that as foreign governments enter into settlements with multinational corporations, honoring the terms of agreements – which are recognized as fair and just by their own courts – will be critical to the spirit of international trade and business.

**Q. What role has the Government of India played in the aftermath of the Bhopal Tragedy?**

A. In its 1991 reaffirmation of the 1989 Bhopal settlement, the India Supreme Court required the Government of India to make up for any potential shortfall in the settlement amount (See page 682, paragraph 198 of the Court's ruling on Bhopal.com) and to acquire a medical insurance policy to cover 100,000 people who might later develop symptoms shown to have resulted from being exposed during the gas release (See pages 684-686, paragraph 205-208). The Government of India did not challenge these directives from the Supreme Court when this ruling was issued. In fact, the 1991 Review Petitions challenging the settlement were filed by NGO Groups and not by the Government of India.

After the case was settled, the settlement funds were paid to the Government of India and the Government devised and administered the compensation scheme, including determining the validity of the claims it received.

As it happens, there was no shortfall. In fact, the settlement fund was sufficient to compensate all claimants double the amounts the Government of India set as fair compensation. Therefore, any question regarding additional payments to those who died, sustained injuries or continue to suffer health effects as a result of the Bhopal tragedy should be directed to the Government of India.

**Q. Has Dow accepted liability for other claims that were filed against Union Carbide, such as asbestos?**

A. No. Although some news reports in India have made such an assertion, it is false.

**Q. The Government of India has also filed a "transfer petition" related to the environmental litigation that is pending in the Madhya Pradesh High Court against UCC and Dow. What is this petition about?**

A. The Government of India is a defendant in the Bhopal plant site environmental litigation, as is the state government, in addition to the corporate parties. The claims in that case, related to cleaning-up the plant site, are unrelated to the gas release and were not part of the UCC-UCIL settlement in 1989. Nevertheless, the Government of India now seeks to combine this entirely separate lawsuit with the Government's Curative Petition related to the 1989 settlement, and is requesting its transfer to the Supreme Court – despite the fact that the claims and parties are different, and despite the fact that the Madhya Pradesh High Court has been actively managing this litigation for the past ten years. Dow believes that a transfer is inappropriate and will unnecessarily conflate the historic issues of the settlement's validity with the unresolved and unrelated issue of clean-up of the plant site. Again, responsibility for clean-up of the Bhopal plant site lies with the state and central governments.

**Q. Who should clean-up the Bhopal plant site?**

A. The Bhopal plant site remediation is currently the subject of separate litigation in the High Court, State of Madhya Pradesh. No liability determinations have been made in that proceeding. The Curative Petition also seems to seek recovery of those same costs, unrelated to the 1984 gas leak, to clean-up the old UCIL plant site. But responsibility for the clean-up of the Bhopal site lies with the Madhya Pradesh State government, not with Dow or UCC. In 1998, more than a decade ago and several years before Union Carbide became a subsidiary of Dow, the Madhya Pradesh State Government, which owned and had been leasing the property to UCIL, took over the facility and assumed all accountability for the site, including the completion of any additional remediation. The State is in the best position to evaluate all available scientific information, to complete whatever remediation may be necessary and to make the right decision for Bhopal. In 2010 the Ministry of Chemicals and Fertilizers of the Government of India announced that the clean-up would be undertaken and completed by the state of Madhya Pradesh. This commitment should be honored.

**Q. Is there groundwater contamination at the site?**

A. According to media reports, various groups have made assessments of the groundwater quality at the Bhopal site through the years. In a report to the State of Madhya Pradesh dated June 2010, India's National Environmental Engineering Research Institute concluded that the "groundwater in general is not contaminated due to seepage of contaminants from the UCIL" plant site. This conclusion is consistent with NEERI's earlier findings that all groundwater samples tested were within drinking water standards.

**Q. How will Dow and Union Carbide respond to the Curative Petition in further proceedings before the India Supreme Court?**

A. We expect that Union Carbide Corporation will vigorously oppose the requested Curative Petition based on the rule of law, the fairness and finality of the settlement, due process and other grounds. Dow will oppose the request on similar grounds and on the additional ground, among others, that it is a separate corporation, which was not a party to the settlement agreement, is not responsible for Union Carbide or UCIL's obligations, and had no involvement in the 1984 tragedy or its aftermath.

In summary, this settlement was deemed to be a fair compromise since 1989. The settlement has been affirmed by the Indian Supreme Court twice and as recently as 2007. The Dow Chemical Company had no ties to the Bhopal plant, which was owned by UCIL at the time of tragedy. The Dow Chemical Company acquired UCC's shares in 2001, many years after UCC sold its stock in UCIL. And given that the settlement UCC had entered into with the Government of India had been finalized and, at that point, reaffirmed by the India Supreme Court, there is no basis for holding Dow accountable.

**Q. What is the amount requested in the Curative Petition, and does it include the $470 Million that was already paid by UCC and UCIL to settle the claims?**

A. We understand that the Government of India is asking for a judicially imposed enhancement of the 1989 Settlement Agreement in amounts ranging from $1.2 billion to $1.6 billion. We further understand that the amounts sought do not contemplate return of the $470 million previously paid by UCC and UCIL to settle the claims rather than litigate them in the courts of India and, instead, are in addition to that amount.

**Q. Do we have any idea of the breakdown between parties – what portion of the amounts sought is being sought from Dow, from UCC and from other parties?**

A. The Curative Petition appears to be directed to all the named parties without an allocation among them.

**Q. What is the legal precedent for this type of activity?**

A. None. The request in the Curative Petition is so contrary to law and due process, even under India's own legal procedures, that it can't be seen as a valid claim. The Curative Petition mechanism is rarely used provision in Indian law permitting revisiting final judgments only where the judgment was the result of an error or breach of the principles of natural justices due to a mistake by the court and where certain other procedural requirements have been met. Here, the India Supreme Court made no mistake in approving (and reapproving) the 1989 settlement, nor have the other procedural requirements been met.

Even if the requested Curative Petition were somehow resolved in the Government of India's favor (contrary to the long adherence by India's highest court to the rule of law and due process), it should not properly result in a judgment for money. A Curative Petition in India is designed to "unwind" a legal judgment entered as a result of procedural error or mistake. Here, such a result would effectively reinstate the litigation. For that reason, were the Supreme Court of India to permit the Government to renege on the agreement, the proper result would be to return the money with interest to UCC and to require the Government to prove UCC's liability before any money judgment could be ordered. Such a result under these circumstances would be a violation of due process given the underlying events occurred thirty years ago. Remember that in 1991 the Indian Supreme Court stated that "we should not proceed on the premise that the liability of UCC has been firmly established" because "the suit involves complex questions as to the basis of UCC's liability and assessment of the quantum of compensation in a mass tort action." October 3, 1991 Order, Paragraph 188.

**Q. Has Dow accrued any liability for this on its balance sheet?**

A. No. We do not believe that an accrual is appropriate or necessary since the demands in the petition are so outside the law. Neither Union Carbide nor Dow has ever been found liable in the Bhopal tragedy, and this Curative Petition should not change that even if it were accepted by India's Supreme Court.

The Court has already reassessed and reconfirmed the validity of the settlement twice. There is nothing new in this proceeding. In fact, in 2006, when NGOs made a similar request for additional funds which was rejected by the India Supreme Court in 2007, the Government of India itself filed an affidavit strongly defending the validity and integrity of the settlement, and the Government reasserted this very same position in November 2010. [Again, PDFs of the Government of India affidavits of 2006 and November 2010 are available upon request]. For all these reasons, the India Supreme Court should once again reject this challenge to the agreement and to the rule of law.

**Q. Does Dow have insurance / other protection for this type of claim?**

A. That isn't necessary because Dow has no liability for the Bhopal incident. Dow never owned or operated the Bhopal plant and didn't acquire Union Carbide until many years after the incident and after the settlement had been executed.

**Q. What is the status of Bhopal litigation in the U.S.?**

A. The Dow Chemical Company is not a party to Bhopal litigation in the United States.

In June 2013, the U.S. Second Circuit Court of Appeals affirmed a 2012 judgment of a lower court that found Union Carbide Corporation not liable for any environmental remediation or related site environmental consequences at the Bhopal plant site in India, which was formerly owned by Union Carbide India Limited (an entity that had been partially owned by Union Carbide).

In its written decision, the Court of Appeals agreed with the lower court, noting: "...many others living near the Bhopal [India] plant may well have suffered terrible and lasting injuries from a wholly preventable disaster for which someone is responsible. After nine years of contentious litigation and discovery, however, all that the evidence in this case demonstrates is that UCC is not that entity."

The case – Janki Bai Sahu versus Union Carbide – originally was filed in November 2004. The suit sought damages for alleged personal injuries from exposure to contaminated water; remediation of the former UCIL plant site; and to hold Union Carbide liable for the acts of Union Carbide India Limited.

Additional information may be found at www.bhopal.com.

A separate case – Jagarnath Sahu et al v. UCC and Warren Anderson – filed in 2007 in New York District Court seeks damages to clean-up six individual properties allegedly polluted by contaminants from the Bhopal plant, as well as the remediation of property in 16 colonies adjoining the plant. This suit, which had been stayed pending resolution of appeals in Janki Bai Sahu case, is the last remaining Bhopal-related case before U.S. Courts. UCC has indicated to the court and opposing parties that it will be moving for summary judgment in this case.

**Q. What does this mean for Dow businesses in India, and does this change our position regarding growth in this region?**

A. Dow's affiliated companies continue to experience double-digit growth in India and employ approximately 900 employees in India. Dow's presence in India began with the Polychem Limited joint venture in 1957. Dow India continues to thrive fifty years later with a strong manufacturing and operations presence in ten locations across the country, supporting key applications for Dow products in industries as diverse as paints & coatings, water, pharmaceuticals, automotive, alternative energies, construction and agriculture. (Further information on Dow's business in India can be found at www.dow.in.) These recent proceedings have not changed the facts, our view on the applicable law or our position regarding Bhopal. For the reasons discussed above, we do not believe that Bhopal or the 2010 request for a Curative Petition will have any financial, operational or reputational impact on Dow's business opportunities in India or elsewhere in the world, and we will continue to oppose efforts to implicate Dow in the Bhopal matter.

**Q. When will Union Carbide Corporation have finality with respect to the Bhopal Settlement Agreement?**

A. This was finally, and fairly, resolved in 1991.

# How Dow Chemical Can End the Bhopal Tragedy

*Editor's note: This article has been corrected to reflect that the Bhopal company was majority-owned, not wholly owned, by Union Carbide.*

Early in the morning on Dec. 3, 1984, a leaking tank within an insecticide plant unleashed approximately 45 tons of a toxic gas in the northern area of Bhopal, a city in central India. The poisonous gas cloud -- a methyl isocyanate compound -- spread across the surrounding neighborhoods and slums as the people of Bhopal slept. Direct exposure to the substance reportedly killed 3,800 people during the night, while thousands of others fled the city and the expanding cloud of toxic fumes.

Almost three decades later, the gas has vanished, but Bhopal remains devastated by the toxic leak. The company responsible for the disaster was a majority-owned subsidiary of Union Carbide, which itself is now a subsidiary of **Dow Chemical.** The story of Bhopal has been unearthed because of Dow's prominent role as a key sponsor in the 2012 Summer Olympics.

**A controversial Summer Games**

London's 2012 Summer Olympics were supposed to be the "first truly sustainable Olympic Games," according to organizers. Contrasting with Beijing's over-the-top production, London aimed to leave a legacy of environmental responsibility. Dow's sponsorship (to say nothing of co-sponsors **BP** and **Rio Tinto**) has put that legacy in serious jeopardy. The relationship between Dow, Bhopal, and Olympic sustainability triggered protests and anti-greenwashing campaigns, while provoking outcries against globalization. We believe the story of Bhopal and Dow should be shared with investors to encourage corporate transparency around the world.

We also believe Dow can reverse this public relations nightmare by taking responsibility for Bhopal on the global stage of the Olympics. As outlined below, we propose a very clear, simple, and fair solution. We strongly encourage readers to share this article to bring further attention to an important issue. We recommend financing a Bhopal remediation effort through a public stock offering, a move that would boost Dow Chemical's reputation and, most importantly, provide the people of Bhopal with the services and health care they desperately need.

**APPENDIX 2**
**Additional Compilation of news articles and photos from India and London regarding impact of Bhopal disaster on Dow Chemical**


WE DEMAND
JUSTICE

House of Lords, London, candlelit vigil before Paralympics


london

Street art and online graphics sprang up constantly throughout the Games.



Breakfast demonstration outside hotel of Dow Executives during London Olympics


Dont Let Dow Chem Contaminate Olympics

Olympic protest, New Delhi



Bhopal 'Dow Paralympics' torch relay



'Die-in' at final IOC press conference. 85,000 name petition handed in protesting Dow's involvement



Anti Dow die-in and press conference, Trafalgar Square London


POISONS

Competitors in Bhopal Paralympics


DOWN WITH LONDON DOWLYMPICS
Protest in Bhopal with London Assembly Member Navin Shah


Die-in protest at main Olympic Gates on opening day


KILLER
CARBIDE IS
NOW DOW
CHEMICAL
New Delhi protest 2013


M.I.T students launch year-long Global Solidarity Fast Dec 2013


HARVARD
NO MORE BHOPALS
DOW
CLEAN UP
Supporters at Harvard, Boston, US

20,000 spoof Olympic newspapers handed out at London Olympic site. Selection of anti Dow material:

# Dow Chemical in Faceless Monster Shocker



**FURTHER SCANDAL HAS ERUPTED AROUND OLYMPIC SPONSORS DOW CHEMICAL TODAY, WITH THE INTRODUCTION OF THEIR NEW OLYMPIC MASCOT. THE BIZARRE FACELESS MONSTER HAS BEEN SPOTTED ANNOYING COMPETITORS BY HANGING AROUND THE ATHLETE'S VILLAGE AND GENERALLY BEING A NUISANCE.**

As the Olympic park opened to the public, it quickly became clear that the engorged green figure had been frightening away any children that dared go near it.

Worse was to come, as the despicable blob was spotted attempting a sinister charm offensive on local children, offering them sweets and ice cream believed to contain genetically modified substances.

Speculation has been growing as to what motivates the horrendous, hedge-like being, and the question on everyone's lips is: who could possibly be hiding inside?

Conspiracy theorists say the leafy abode could be home to an escaped criminal, a dead celebrity, or even a camera-shy Hollywood star wanting an 'eco-break' with a difference.

Whatever the truth behind the ungainly topiary, chemical company Dow's charm offensive seems to have hit the buffers, as Londoners remain staunchly unimpressed by its monstrous antics.


BHOPAL
DISASTER
1984-????
find out more at bhopal.org

# BHOPAL PARALYMPICS GAMES



PHOTO: BHOPAL MEDICAL CAMPAIGN



PHOTO: BHOPAL MEDICAL CAMPAIGN

On a muddy playing field inside a run-down concrete stadium, just metres from an abandoned pesticide factory and site of the world's worst industrial disaster, the children of Bhopal, India, show the London Olympic organisers what sport is really all about.

The participating children, who are between 5 and 18 years old, all have birth defects, a legacy from their parents' exposure to the gas released in the 1984 Bhopal Disaster. Either that, or from their long-term use of the contaminated drinking water around the abandoned factory.

With a refreshing absence of sponsors and a distinct lack of expensive branded sportswear, the games opened with a parade of children, some with cerebral palsy, partial paralysis or mental disability; others with twisted or withered limbs.

The children carried brooms, a symbol of their demand that multinational Dow Chemical take responsibility for cleaning up the plant. Others in the concrete stands held banners reading 'Dow Poisons' or 'Don't let Dow Chemical Contaminate Olympics'.

As the events unfolded, dozens of giggling children raced for gold in wheelchair races and an 'assisted walking' 25-metre sprint. Jamila Bi brought her 11-year-old grandson, Amaan, who has cerebral palsy. "Today these children are participating, in spite of what Unic Carbide did to them," said Jamil: "In spite of what they did, these children are still participating."

Dow Chemical refuse to acknowledge responsibility for any of this toxic waste, despite acquiring Union Carbide in 2001.

**DOW CHEMICAL IS A PROUD SPONSOR OF THE LONDON PARALYMPIC GAMES.**

https://pubs.acs.org/cen/news/85/i02/8502notw6.html

Fearful of Bhopal-related asset claims, Dow has not invested in new plants in India since acquiring Carbide in 2001. Pressure from activists in 2005 led to the cancellation of a technology licensing deal between Dow and Indian Oil Corp.

http://ibnlive.in.com/news/iits-snub-dow-chem-for-bhopal-tragedy-link/53493-3.html

Now, over a thousand IIT alumni, students, professors and technical staff are protesting against Dow's attempts to recruit engineers from the IITs and the direct fallout is here:

On October 25, IIT-Madras cancelled pre-placement talks by Dow Chemicals. IIT-Bombay followed suit on October 28.

Dow did not get an invite for placements at IIT-Kharagpur and even their sponsorship for a college festival stands cancelled.

And in IIT Kanpur, students are demanding that the institute refuse Dow sponsorship for a big international seminar in December.

http://www.telegraphindia.com/1100614/jsp/frontpage/story_12563045.jsp

New Delhi, June 13: The government will examine the deal under which Dow Chemical bought Union Carbide to see if Dow can be allowed to shrug off financial responsibility for cleaning up Bhopal's environment.

"We will have to examine the nature of the purchase agreement by which Dow Chemical bought over Union Carbide and see whether it absolves them of financial liability for Bhopal," said Salman Khursheed, corporate affairs minister.

The minister, however, added the analogy of a "buyer of a house (who) cannot escape paying an electricity bill left unpaid by claiming he was unaware of the bill".

Implicit in the statement is the indication that Dow would have to pay the dues that Carbide would have borne, if the purchase agreement did not protect it from past liabilities.

http://epaper.timesofindia.com/Default/Scripting/ArticleWin.asp?From=Archive&Source=Page&Skin=TOINEW&BaseHref=TOIA/2010/06/15&PageLabel=5&EntityId=Ar00500&ViewMode=HTML&GZ=T

Gandhinagar: Gujarat government is starting to show its reservations on whether to continue implementing the agreement between Gujarat Alkalies and Chemicals Ltd (GACL), a state PSU, and Dow Chemicals Company, reached in April 2008 to set up a Rs 600-crore plant to produce chloromethane.

If senior state bureaucrats insist that the agreement remains in place and the plant will be 'implemented', a top Modi minister has given indications about possibilities of cancellation.

In 1999, Dow bought over Union Carbide Corporation (UCC), responsible for the Bhopal gas tragedy, leading to the death of 20,000 people. With sharp demands again being raised to bring UCC to book, Dow's involvement in Gujarat by setting up the plant with GACL at 50-50 has come under a cloud.

Minister of state for petrochemicals, Saurabh Patel told TOI on Monday that his government was ready to cancel the agreement with Dow, in case the Central government also moves in that direction.

http://indiatoday.intoday.in/story/gujarat-cong-lashes-out-at-modi-for-signing-mou-with-dow-chemicals/1/101563.html

Gujarat Congress on Monday lashed out at the Narendra Modi government for signing an MoU with Dow Chemicals, which had taken over Union Carbide, two years ago.

"The Modi government had signed an MoU with Dow Chemicals and provided it an entry into India despite the fact that it had purchased Union Carbide, the company responsible for the deaths of thousands of people in the gas disaster," Shaktisinh Gohil, leader of opposition in the Assembly, said at a press conference here.

"Why did the Chief Minister act as a spokesperson of Dow Chemicals company after signing MoU? It is very clear from the letter of the Dow company that neither any other state government nor the Union government was ready to partner with Dow. In such a situation, why did the Gujarat government partner with the company in April 2008?" Gohil asked.

http://online.wsj.com/news/articles/SB10001424052748703615104575328062392272680

NEW DELHI—The Indian government late Thursday approved measures recommended by a group of ministers to enhance compensation for victims of the 1984 Bhopal gas tragedy, pursue an acknowledgment of liability from Dow Chemical Co. and pressure the U.S. to extradite former Union Carbide Chairman Warren Anderson.

http://blogs.wsj.com/indiarealtime/2010/06/22/india-inc-meets-us-inc-in-bhopal-shadow/

This time, the elephant in the room is one with feet in both countries: the lingering aftermath of the 1984 Bhopal gas tragedy, which killed thousands and resulted in chronic suffering for tens of thousands more. Ears will be tuned to the stance India will take toward Dow Chemical Co. of the U.S. after a group of Indian ministers recommended that the government ramp up efforts to extradite former Union Carbide chief Warren Anderson and pursue an acknowledgment of liability from Dow, which purchased Union Carbide in 2001.

http://articles.economictimes.indiatimes.com/2010-07-03/news/27580271_1_union-carbide-india-pesticide-plant-dow

Here is something for legal eagles of the government of India to chew on: while Dow Chemical Company denies any responsibility for damages caused by Union Carbide in Bhopal, it has taken over all liability of Carbide for fighting out over 75,000 asbestos related law suits in the US. Dow/Carbide expects to incur liability costs of $839 million in the coming years. They have already spent a whopping $687 million in litigation costs, besides paying out $1,480 million to an unspecified number of claimants till date. Carbide became a subsidiary of Dow through a merger in 2001.

These facts, gleaned from the mandatory annual filing (Form 10-k ) for 2009 submitted by Dow to the Securities and Exchange Commission (SEC) of the US on February 19, 2010, clearly establish that Dow has taken over Union Carbide liabilities for bodily damages caused by the latter's commercial activities. In the case of Bhopal, Dow has consistently claimed that it had nothing to do with the massive gas leak disaster of December 3, 1984 in the pesticide plant run by Union Carbide.

http://timesofindia.indiatimes.com/india/US-nudges-India-to-go-easy-on-Dow-Chemicals/articleshow/6331976.cms?referral=PM

Dow Chemicals, which took over the US-based Union Carbide Corporation in 2001, claims that it owes no liability for the Bhopal tragedy. It says that the incident happened much before it took over UCC. It also points out that the Indian operations of UCC had been sold off before they took over the US-based parent company.

However, the Indian government's demand for compensation marks a rejection of Dow Chemicals' plea. As does the government's decision to make Dow Chemicals a respondent in existing cases in various courts related to the liability for decontamination of the Bhopal site.

http://www.india-forums.com/news/national/266085-ministerial-panel-on-bhopal-for-examination-of-dow-liability.htm

New Delhi, July 29 (IANS) The ministerial panel on the 1984 Bhopal gas tragedy has sought legal scrutiny of the possible criminal and civil liabilities of Dow Chemicals in the world's worst industrial disaster, triggered by multinational Union Carbide Corporation, which Dow took over in 2001.

The ministerial panel, headed by Union Home Minister P. Chidambaram, has recommended scrutiny of Dow Chemical's liability in its report submitted to Prime Minister Manmohan Singh June 21.

http://archive.asianage.com/india/dow-chem-has-be-prosecuted-kamal-nath-380

Road transport and highways minister Kamal Nath on Saturday reinforced the government's viewpoint, stating that the financial liability for the Bhopal gas tragedy must be placed firmly on Dow Chemicals.

A key member of the reconstituted Group of Ministers on the Bhopal disaster, Mr Nath said: "We will have to use every legal method available to bring Dow to book since they have purchased the assets of Union Carbide and are therefore liable for all the consequences of these assets."

http://www.thehindu.com/todays-paper/tp-national/us-presses-india-on-dows-liability/article1595929.ece

The Government of India's problem, the cable reports him as saying, "is that the NGOs are very active and vocal in this case, and it is very difficult for the Government to now drop its claims against Dow. The GOI was hoping for a quick resolution of the case which would have settled the issue, but Dow prevented this by asking for a stay in the proceedings. Ahluwalia noted that the issue of whether a company like Dow can be held liable for the actions of another company solely on the basis of acquiring that company after the culpable activity occurred is an important and novel legal issue in India that needs to be resolved.

http://www.indiablooms.com/EnvironmentDetailsPage/2010/environmentDetails210710g.php

Bhopal, July 21 (IBNS) Five Bhopal based organizations, working among the neighbourhood residents of the abandoned Union Carbide factory, on Wednesday welcomed the legal initiative of the central government in seeking Rs 350 crores from Dow Chemical, current owner of Union Carbide as the first installment towards the cost of the clean up & remediation of soil and groundwater in and around the factory.

The organizations also expressed satisfaction with Wednesday's order of the state High court directing Dow Chemical to disclose its assets, liabilities & other business interests in India and to also to produce its merger documents in the next 15 days.

http://www.thehindu.com/todays-paper/tp-national/india-should-become-a-party-in-plea-in-us-against-dow-says-sushma/article565502.ece

Seeking a better deal for victims of the 1984 Bhopal Gas Tragedy, the Bharatiya Janata Party on Wednesday asked the government to become a party to a petition filed in a United States court to obtain compensation from the American firm Dow Chemicals.

Ms. Swaraj suggested that the country should take a cue from the Rs. 90,000-crore compensation secured by the U.S. from British Petroleum for the recent oil spill in the Gulf of Mexico to strengthen the case in a U.S. court for more relief for the Bhopal victims.

"India should become a party in the suit filed by some NGOs [non-governmental organisations] from Bhopal in the New York South court to get "thousands of crores as compensation" from Dow Chemicals, which now owns the assets of Carbide."

http://timesofindia.indiatimes.com/india/No-question-of-succumbing-to-pressure-from-Dow-Moily/articleshow/6427695.cms?referral=PM

NEW DELHI: The Centre is firm on pressing for an additional Rs 1,500-Rs 2,000 crore from Dow Chemicals, which has taken over Union Carbide, to provide adequate compensation to lakhs of Bhopal gas tragedy victims.

Recent exchange of e-mails between Planning Commission deputy chairman Montek Singh Ahluwalia, US deputy national security advisor Mike Froman and World Bank executive director Pulok Chatterjee had led the BJP and Left to raise doubts whether the government would go easy on Dow Chemicals in return for an increase in India's loan limit.

But law minister Veerappa Moily dismissed these e-mail communications as inconsequential for the Centre as it has decided to go ahead and file a curative petition in Supreme Court for review of the $470 million compensation package and press for additional liability of Rs 1,500-2,000 crore from Dow Chemicals.

http://www.business-standard.com/article/companies/bhopal-haunts-dow-r-d-unit-110090900015_1.html

Dow Chemical Company is once bitten, twice shy. Close on the heels of its US parent's move to deny liability for damages resulting from the Bhopal gas tragedy at a plant run by Union Carbide (a company it had bought), Dow India has called off a greenfield project to establish a research & development facility in Maharashtra.

The company, which had estimated an investment of Rs 460 crore, has submitted an application to return 100 acres of land at Chakan to state-run Maharashtra Industrial development Corporation (MIDC). The decision was prompted by fierce opposition from local villagers and members of a religious sect, who said "it would lead to another Bhopal".

http://www.thehindu.com/news/the-india-cables/sops-for-chemicals/article1588625.ece

The Dow Chemical Company, an American multinational that bought the infamous Union Carbide, appointed a public relations manager recommended by a Shiv Sena parliamentarian at a generous monthly salary of $20,000. This was done in the hope that it would put an end to the protests the politician was spearheading against its proposed research facility in Pune.

Over in Gujarat, the company had to put on hold a proposed investment by its European arm in a state-owned unit because a Union Minister allegedly "demanded a large sum of money" to clear the project, which Dow refused to pay.

These allegations are contained in a confidential Mumbai Consulate cable sent to the U.S. State Department in late-2008 and accessed by The Hindu through WikiLeaks.

http://www.business-standard.com/article/companies/gacl-snaps-ties-with-dow-112092800068_1.html

State-run caustic soda major Gujarat Alkalies and Chemicals Ltd (GACL) has decided to set up 100,000 tonnes per annum (TPA) chloromethane project on its own and is currently scouting for suitable technology suppliers for the project.

Earlier, GACL had entered into a joint venture (JV) with a subsidiary of Dow Chemicals, a global leader in chemical industry, for this project at Dahej in Gujarat.

Both the companies had entered into a memorandum of understanding (MoU) in 2008 for the project. "However, Dow took so much time in implementing the project and there were also some problems. As a result, GACL decided to go solo in implementing this project," said government officials closely monitoring the development. Both the JV partners had envisaged an investment of Rs 600 crore for the project earlier.

**APPENDIX 3**
**Motley Fool Article**



The immediate aftermath. Source: Associated Press.

### The disaster and the devastation that followed

For Americans, the disastrous gas leak is a distant memory, but the aftermath burdens the daily lives of Bhopal citizens even today. While figures vary widely, several accounts estimate the disaster ultimately led to 20,000 deaths, and a 2006 Indian government affidavit stated that the leak caused 558,125 injuries. Those numbers continue to grow because of the hazardous waste that remains at the crumbling insecticide plant. The city has become a symbol of broken governance, legal maneuvering, and extreme human suffering.

Originally, Union Carbide claimed the gas leak was a result of sabotage. However, plaintiffs in a 1998 civil suit in India revealed a laundry list of safety issues that were contributing factors to the catastrophe. Among these were poor maintenance, failure to implement safety precautions, and evidence that cost-cutting measures increased the severity of the disaster. Reports have noted that the safety equipment and procedures in place in Bhopal were seriously lacking compared to those of similar U.S.-based plants.

Following the disaster, Union Carbide failed to appear in court for trial in India, and eventually reached a settlement, agreeing to pay $470 million in 1989, which amounted to $1,500 per death and $550 per contaminated individual. The figure was substantially reduced from the $3.3 billion original claim presented by the Indian government and seems drastically low given the lingering adverse health effects of the gas leak. Unusually high instances of cancer, respiratory difficulties, immune and neurological disorders, near-blindness, reproductive difficulties, and heart problems continue to afflict the survivors. Bhopal's miscarriage rate is now seven times the average in India . Moreover, no one under the age of 18 was registered as a victim during the aftermath, yet the number of children exposed to the gas is estimated to be over 200,000.

Adding insult to injury, some 425 tons of hazardous waste remain on the grounds of the old factory today. Little has been done to clean up or remove the various chemicals, which continue to seep into the ground and pollute the local drinking water. The Indian government ships fresh water, but the deliveries are highly irregular. As a result, slum-dwellers are left with no choice but to drink the tainted groundwater.

To make matters worse, the slums expanded around the site because of the relatively low cost of nearby land. The inhabitants, already crippled by extreme poverty, develop chronic and debilitating illnesses that burden their everyday lives. Their ability to work is diminished. Children raised in this area face twice the risk of dying as do children elsewhere, partly because their parents cannot care for them adequately. Surprisingly enough, despite the serious health problems reported over the years, Union Carbide once claimed that methyl isocyanate was only a "mild throat and ear irritant."


On-site chemicals. Source: Photograph by Julian Nitzsche

Legal wrangling, scapegoating, and corruption have let persist an environmental cesspool that is destroying human life. Had Union Carbide or the government cleaned up the waste and provided an adequate water supply, as originally intended, countless birth defects and premature deaths could have been avoided.

Only recently has the Madhya Pradesh state government taken steps to address the crumbling factory site, which *The New York Times* described as a "wasteland in the city's heart." A German agency has agreed to remove 350 tons of waste over the course of the next year, all at Indian taxpayers' expense. While the local government had previously impeded studies on Bhopal's environmental contamination, the Madhya Pradesh government's willingness to let the German agency remove the waste is a hopeful sign. Still, the epic mess that began over a quarter-century ago is far from over. Who can -- and should -- help the remaining victims and put an end to the ordeal once and for all?

**Why Dow should assume responsibility**

For nearly three decades, the companies involved and the Indian government repeatedly deflected responsibility for the Bhopal disaster. The plant's operator at the time of the leak, Union Carbide India Limited, was spun-off from the Union Carbide Corporation after the disaster, but by then the plant had closed permanently and the assets and liabilities were no longer on UCIL's books. After an extended round of the blame game, the responsibility for Bhopal fell into a black hole while Bhopali citizens continued to suffer.

We conducted a careful analysis and believe all roads lead to Dow when it comes to Bhopal's environmental liabilities. One by one, let's dissect and rebut Dow's arguments:

- **The Indian government should take responsibility for the Bhopal site.**
  Both India and the U.S. adhere to the "polluter pays" principle, which states that the producer of pollution must pay for its consequences. Union Carbide was the polluter, and the continued existence of severe health problems and toxic waste in Bhopal shows that Union Carbide never fulfilled its responsibility. Further, Union Carbide signed a lease with the Indian government, promising to return the site "in its original condition." Even though the Indian government does in fact own the site now, Union Carbide failed to fulfill its original obligation.
- **If Union Carbide owned the Bhopal plant, Dow bears no responsibility.**
  In 1984, Union Carbide owned the plant. A decade later, Union Carbide claimed that the plant was sold during an auction in 1994. However, contradictory to that claim, the plant was no longer on the books at the time of the auction. Instead, the Indian government had shut down the plant, and the legal ramifications of the pollution were still being resolved. In 2001, Dow acquired Union Carbide for $11.6 billion and the two entities became one and the same. So when we write "Dow," think "Union Carbide." Union Carbide describes the relationship in its annual report: "Union Carbide's business activities comprise components of Dow's global operations rather than stand-alone operations."
- **Dow bought Union Carbide free of liabilities.**
  According to international law, the principal of "successor liability" requires the purchaser to gain *both* the assets *and* liabilities of the target. So, along with the wealth of assets acquired from Union Carbide, Dow should also be responsible for the environmental and health damage Union Carbide caused in Bhopal.
- **There is no precedent for Dow assuming Union Carbide's liabilities.**
  A Dow spokesperson has pointed out that providing funds for Bhopal is out of the question since it would open up the company for additional liabilities. However, after purchasing Union Carbide in 2001, Dow acknowledged its responsibility for asbestos liabilities from American incidents involving Union Carbide dating back to 1972. In fact, Dow set aside $2.2 billion to resolve the asbestos issues. So Dow recognizes that "successor liability" applies, yet it ignores the inherited liabilities of the Bhopal disaster.
- **Union Carbide settled the claim years ago.**
  The Indian government's $470 million settlement with Union Carbide represented 15% of the

original $3.3 billion claim, and left victims with about $550. Dow Public Relations Officer Kathy Hun once asserted that "$500 is plenty good for an Indian." According to *The Bhopal Reader*, "It was widely believed that the courts had been pressured or influenced by the [Indian] Congress government ... and that the government had made a private deal with Union Carbide." To this day, Dow has continued to pressure the Indian government to keep the company free of liability, acknowledging that the debt is not fully paid and the criminal case not entirely resolved. In a 2006 letter to the Indian ambassador, Dow CEO Andrew Liveris sought assurance Dow had no further responsibility at Bhopal "to ensure that we have the appropriate investment climate."

- **Eveready Industries should be liable.**
  While Eveready Industries did purchase Union Carbide India Limited, Union Carbide's Indian subsidiary, in 1994, the Bhopal plant had long been closed, so there was no transfer of the site and its liability to Eveready. Union Carbide owned and operated the Bhopal site, so Union Carbide (and now Dow) should be held liable according to the "polluter pays" principle.

A company should take responsibility for the environmental damage caused by its operations. Since Dow acquired Union Carbide outright in 2001, this responsibility should lie with Dow, but thus far the U.S. courts have disagreed. Untangling the legal liability is outside of our focus, however, and the mistakes by the Indian government only made the legal mess worse. Ultimately, Dow should remedy the situation for ethical reasons, and establish an entirely new precedent.

This type of convoluted legal maneuvering by Union Carbide and Dow is not a new story. In Ecuador, beginning in the 1960s, Texaco discharged billions of gallons of oil waste directly into the Amazon rainforest, creating an oil spill that ruined the lives of countless indigenous people. **Chevron**, after acquiring Texaco (and its liabilities!) in 2001, has refused to pay the $18 billion fine ordered by Ecuadorian courts, claiming fraud. In a company statement, Chevron argues that PetroEcuador, the state-owned oil company that took over Texaco's facilities after 2001, should be held responsible. Sound familiar?

As these cases illustrate, multinational companies can use legal loopholes to shirk their responsibilities in developing countries. Some of the world's richest companies profit at the expense of some of its poorest citizens. Meanwhile, shareholders in these companies often remain oblivious to the true nature of these transactions.

### A solution to this continuing tragedy

Dow's management team, employees, and shareholders should capitalize on the unique opportunity the company has as a sponsor of the 2012 Olympic Games. While Dow has no *legal* obligation, Dow has an ethical obligation to right this wrong, a move that will end up benefiting Dow in the long run. Independent of the Indian government, Dow should create a Bhopal relief fund immediately to accomplish the following:


Site as it stands today. Source: Ruth Fremson/The New York Times/Redux

- **End unnecessary human suffering.**
  Dow must take responsibility for the survivors' health and rehabilitation. While the Indian government has attempted to finance a health insurance policy for victims, the effort failed because of bureaucracy and corruption. Dow should buy a group insurance plan to ensure people receive the care they deserve, while adhering to the "polluter pays" principle.
- **Build health care facilities.**
  Dow must provide ongoing access to treatment for the individuals affected by the Bhopal disaster. Allow organizations representing victims to participate and conduct research to better understand the afflicting illnesses.
- **Clean up the site.**
  A thorough cleanup is of utmost priority to prevent further exposure to toxic soil and groundwater. Beyond removing the waste, cleanup will include decontaminating the soil and water to remove all traces of the toxic chemicals and will ensure that Dow's liability does not keep growing.

Estimating the cost of the above actions is difficult. At this point, only the Indian government has access to critical information about the site and victims, and its studies recently estimated that just over $1 billion would be an appropriate comprehensive total. We outline below how Dow could finance at least half this amount (perhaps much more) soon after the 2012 Olympic games:

**1. Conduct a subsequent stock offering ($540 million investment)**
Dow's board of directors should propose a 1.5% dilutive stock offering, which would result in 18 million new common shares. Such an offering would raise approximately $540 million at Dow's current share price of $30, all of which would be committed to the Bhopal Relief Fund.

Initially, shareholders might balk at the idea of diluting their claim on the company's earnings. The recommended sum, $540 million, may give investors sticker shock, but this isn't an unusual move for the $36 billion company. Just last year, Dow issued 9.2 million new shares, half the amount proposed here. Even if shares drop initially, Dow's support would help erase a liability that management has ignored for over a decade. We think the market could interpret Dow's approach positively, if the company communicates the proposal effectively.

At the Fool, we encourage buy-and-hold investing practices, and shareholders with a similar outlook would recognize the move as an intangible investment in Dow's reputation. Investors should urge Dow to rise above its legal maneuvering and make a long-term investment by aiding the victims of Bhopal.

**2. Sponsor an Olympic fundraising campaign ($10 million investment)**

In addition to the stock offering, Dow should raise funds through a widespread campaign announced during the Olympics. Thus far, Dow's Olympic sponsorship has resulted in utter outrage in London and India. A motion in March 2012 to terminate Dow Chemical's Olympic sponsorship was only narrowly rejected in an 11-10 vote by the organizing committee.

The backlash has yet to subside, but Dow could change public sentiment during the London Games. Dow should announce the launch of a $10 million campaign to raise awareness for the people of Bhopal, calling attention to its intent to remediate Bhopal during one of the most widely watched events in the world.

While it's impossible to estimate third-party donations resulting from such a campaign, the response could be significant. Dow's willingness to take action despite its lack of legal obligation would set an important precedent in corporate America.

Overall, Dow's contribution would go a long way in addressing its liability to Bhopal inherited from Union Carbide. Dow would be committing more than half of the $1 billion requested by the Indian government. This is a fair and reasonable approach that would prevent Dow from paying for the government's inaction and missteps over the years. At the same time, this move would show that Dow has decided to rise above the legal mess, take responsibility for its subsidiary's negligence, and do what is ethically right.

**Why now?**

Dow's refusal to take responsibility for Bhopal has hit the company's bottom line well beyond the associated legal costs. The unaddressed liability has hurt its reputation, resulted in protests and media backlash, and even limited its ability to invest overseas. One activist organization went so far as to pose as a Dow spokesperson on the BBC, claiming responsibility for the Bhopal disaster, and consequently causing a sell-off in European markets that erased $2 billion worth of Dow's market cap (which was recovered when the hoax was revealed).

Despite Dow's disregard for Bhopal, the company's "human element" advertising campaign allegedly "showcases Dow's commitment to addressing global economic, social and environmental concerns." Now is the time for Dow to embody this uplifting message it has paid millions to publicize. By taking action for Bhopal, Dow has an opportunity to rebuild its brand and become the paradigm for corporate social responsibility.

Dow's employees, shareholders, and even the broader investing community have something at stake. Dow's reparations would pay back a debt to thousands of victims that had previously been excluded from its balance sheet, creating transparency in an opaque reporting environment. This approach should be championed across the business world.

We're forwarding this article and our proposal to Dow's 10 largest institutional investors. Alone, these 10 institutions hold 42% of the company, but there are millions of other shareholders. Every Dow investor should use his or her voice to support a resolution to help the people of Bhopal. There is no better time than now for Dow to live up to its advertising campaign and demonstrate the ideals of the Olympic Games.

How can you help? Our goal is to spread the word about a tragedy that many Americans had never heard of or scarcely remember. Share this article with friends and family, and tell them about the Bhopal tragedy. Also, contact the Dow Investor Relations Office at 1-800-422-8193 and voice your concerns about Dow's role as an Olympic sponsor.

In addition, you can learn more about Dow and the disaster through the following outlets:

- *Bhopali* , an award-winning documentary chronicling the disaster
- Photos then and now of the Bhopal disaster, site, and victims
- The Bhopal Medical Appeal website

The article How Dow Chemical Can End the Bhopal Tragedy originally appeared on Fool.com.

March 18, 2014

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: The Dow Chemical Company
Incoming letter dated February 7, 2014

The proposal requests that the company prepare a report to shareholders assessing the short- and long-term financial, reputational and operational impacts that the legacy of the Bhopal disaster may reasonably have on Dow's Indian and global business opportunities and reporting on any actions Dow intends to take to reduce such impacts.

There appears to be some basis for your view that Dow may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Dow's public disclosures compare favorably with the guidelines of the proposal and that Dow has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Dow omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Dow did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

## SANFORD J. LEWIS, ATTORNEY

March 21, 2014

Keith F. Higgins, Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: Calvert Management Inc. Request for Reconsideration and Appeal to Commission on No Action Request: Shareholder Proposal to Dow Chemical Company (Report Regarding Bhopal)**

Dear Mr. Higgins,

I am writing to you on behalf of the lead filers[1] who submitted a shareholder proposal ("Proposal") to Dow Chemical Company ("Dow" or "The Company") for the 2014 shareholder meeting. Subsequent to the submission of the shareholder proposal to the Company, in a letter dated February 7, 2014, sent to the Securities and Exchange Commission by Ronald O. Mueller of Gibson, Dunn & Crutcher, LLP on behalf of the Company, the Company contended that the Proponent's Proposal may be excluded from the Company's 2014 proxy statement by virtue of Rule14a-8(i)(10), arguing that the proposal is substantially implemented. The Company also sought a waiver of the 80 day deadline of Rule 14a-8(j) for filing its no action request.

On March 7, 2014 in opposition to the Company's no-action request, the undersigned submitted to the Staff a letter setting forth the reasons why the Company's no-action letter request should be denied. By letter dated March 18, 2014, the Staff granted the no-action letter pursuant to Rule 14a-8(i)(10), stating "Based on the information you have presented, it appears that Dow's public disclosures compare favorably with the guidelines of the proposal and that Dow has, therefore, substantially implemented the proposal." The Staff declined to grant the waiver of the 80 day deadline of Rule 14a-8(j).

We hereby request reconsideration of the Staff's grant of the no-action letter, and if reconsideration is denied that, pursuant to 17 CFR 202.1(d), the matter be presented to the Commission for its consideration.

### Background

The grant of this no action letter raises substantial policy issues for the Commission. The subject matter of the proposal, the legacy of the Bhopal chemical disaster, reflects the single most iconic corporate social responsibility issue of the 20th century. In 1984, a Union Carbide subsidiary's

[1] The lead filers of the Proposal are Calvert VP SRI Large Cap Value Portfolio, Calvert VP S&P 500 Index Portfolio, Calvert Large Cap Value Fund and Calvert Equity Income Fund (the "Proponents"). The Proposal was also co-filed by the Unitarian Universalist Association and Amnesty International USA.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • 413 549-7333 ph.

chemical plant in India released toxic gases into the community, killing thousands overnight and many thousand more in the aftermath. Union Carbide and its CEO averted criminal accountability for the disaster by refusing to appear in Indian courts. Though criminal and civil matters related to the disaster were unresolved and remain so to this day, Dow Chemical purchased Union Carbide in 2001. With the acquisition of the company, Dow Chemical also acquired the unresolved issues and reputation affiliated with the Bhopal legacy. In the years since, many battles in the courts, the media and public protest have taken place in India and elsewhere around the world to hold Dow Chemical responsible for bringing closure to the Bhopal matter.

As documented in our previous letter, the Company has suffered numerous setbacks in its efforts to invest in India over the last decade as a result of public protest and political engagement on this issue in India. In addition, the Company's public reputation has been well documented to have been impaired, due to its affiliation with Bhopal legacy. The record of prior correspondence and the Staff decision are attached as Exhbit 1.

The language of the proposal requests that the Company issue a report to shareholders by September 2014, at reasonable cost and excluding confidential information, assessing the short and long term financial, reputational and operational impacts that the legacy of the Bhopal disaster may, if left unresolved, reasonably have on Dow's Indian and global business opportunities, and reporting on any actions Dow intends to take to reduce such impacts.

The Company's response has been to refer the Staff to its online report which states, in essence, that it expects the Bhopal legacy to have **no impact on investment or reputation.** Despite the volume of evidence presented in our prior correspondence documenting ongoing impacts on investment and reputation, the Staff found that this assertion of the Company that it anticipates no impacts from the Bhopal legacy was found to "substantially implement" the Proposal and render it excludable under Rule 14a-8(i)(10).

**New Facts and Evidence Regarding Materiality of Misleading Omissions**

We believe the evidence presented in our response letter clearly and objectively documented with a preponderance of evidence that there *has* been substantial impediment to the Company over the last decade as a result of the Bhopal legacy, and that it is implausible to suggest that impacts experienced to-date will cease, especially given ongoing developments in the Indian courts and politics. Therefore, the Company's opinion of "no impact" is implausible at best, and also appears to be materially misleading within the meaning of Rule 14a-9 without disclosure of the ongoing impacts.

We realize that we may not have put the costs and impediments suffered to date in a context in which it is possible for the Staff or Commission to ascertain materiality. Therefore, in this request for reconsideration and appeal we add the following additional information on the materiality of impacts to-date:

Publicly available financial analysis, as documented in Dow Chemical-Government of India official director-level signed correspondence states that total losses in India 2008 to 2016 due to Dow Chemical's lack of responsibility and "environmental remediation in Bhopal Gas Leak site disaster remediation" are, ***as estimated at $300 million.***

- **Business case #1:** GACL business proposal passed by Board of Dow Europe April 21, 2008 (50% / 50% joint venture producing chloromethanes, cancelled 2012) (Source: attached Exhibit 2 GACL Dow Project Proposal.pdf)
    - $17 million loss realized 2011-2013 (Source: pages 8 to 9, attached Exhibit 2 GACL Dow Project Proposal.pdf)
        - Technology License Fee: $9 million
        - Process Design Package Fee: $8 million
    - $283 million expected revenue lost by Dow Chemical
        - $17 million is "less than 3% of the expected revenue"
        - Project length is 5 years (conservatively)
        - Total expected revenue is $565 million (Source: page 3, attached Exhibit 3 GACL-Dow rti on UCC issues.pdf)
        - Each partner receives 50% of expected revenue
        - $283 million expected revenue for Dow's portion, until 2016 (Source: page 3, attached Exhibit 3 GACL-Dow rti on UCC issues.pdf)
    - Result:
        - Government of India, Ministry of Chemicals & Fertilizers, Department of Chemicals & Petrochemicals states "that until the Dow Chemical Company of whom the Dow Europe GMBH Switzerland is a subsidiary owns up responsibility for environmental remediation in Bhopal Gas Leak site disaster remediation, **no proposals of investment should be considered favorably by Government of India" (Source: attached Exhibit 3 GACL-Dow rti on UCC issues.pdf)**

    - **Total realized and expected lost revenue and investment**
        - **$300 million according to published and signed Dow Chemical Company-Government of India correspondence**

- **Business case #2: Pune R&D Center (cancelled 2010) – $15 to $20 million**
    - Intended employment of "500 high caliber scientists"
    - Intended investment of circa $100 million abandoned
    - **Write-off by Dow Chemical of $15 to $20 million** because as described by Ram Vilas Paswan, Chemicals and Fertilisers Minister, **due to Dow Chemical's lack of environmental remediation of the Bhopal plant site** (Source: http://www.thehindu.com/news/the-india-cables/sops-for-chemicals/article1588625.ece)

The resolution asks "...that our Company prepare a report to shareholders by September 2014, at reasonable cost and excluding confidential information, assessing the short and long term financial, reputational and operational impacts that the legacy of the Bhopal disaster may, if left unresolved, reasonably have on Dow's Indian and global business opportunities, and reporting on any actions Dow intends to take to reduce such impacts."

To be clear, Dow Chemical Company, ***as estimated and published by Dow Chemical, has incurred a potential loss of at least $300 million from 2008 to 2016 because of their, according to the Government of India, lack of " responsibility for environmental remediation in Bhopal Gas Leak site disaster remediation".***

$300 million of losses in India is financially material amount and as such, as institutional investors, we are asking that our Company prepare a report to shareholders, at reasonable cost and excluding confidential information, assessing the financially material impacts that the legacy of the Bhopal disaster may, if left unresolved, reasonably have on our Company's Indian and global business opportunities.

**Foregone Investment**

According to the "Dow in India" webpage (accessed November 2013. See http://web.archive.org/web/20131003173229/http://www.dow.com/imea/india/about/index.htm), the net annual volume of business which the Company conducts in India is "sales in excess of $500 million". Therefore, the above figures are material amounts.

Moreover, the Company saw India as "a key component of Dow's global business strategy and a significant potential contributor to Dow's corporate growth and profitability" (Dow in India "Facts and Figures", 2008).

The disclosure report requested by the Proposal, if prepared completely, would include a discussion of the magnitude of investment the Company has planned to spend in India, compared with the amount that the Company will be able to do under the cloud of the Bhopal legacy. Unfortunately, the only available information we are aware of with regard to the overall magnitude of prevented investment is a cable from US diplomatic corps of June 22, 2009, which noted the results of a meeting between the US Embassy and the Director of Corporate Affairs at Dow Chemicals India, Rakesh Chitkara, and Dow India's chief legal advisor, Ramolla Karnani. The cable quoted Chitkaras saying that the company intended to invest up to $5 billion in India by 2015, a dramatic increase from 2009 levels of $750 million, and that given he difficulties Dow has recently experienced, that level of investment looks extremely unlikely.[2]

In light of the above and evidence presented in our previous letter, the Company's opinion asserting "no impact" from the Bhopal legacy is implausible and, in the absence of additional disclosures, would be materially misleading to investors within the meaning of rule 14a-9.

**Rule 14a-9 Materiality**

[2] https://wikileaks.org/plusd/cables/09MUMBAI265_a.html

The essential purpose of the proposal is reasonably accurate and complete disclosure of the anticipated impacts of the Bhopal legacy on the Company. However, the Company's "implementing" statements, if they were filed in the proxy as a response to the shareholder proposal, would appear to be misleading within the meaning of rule 14a-9, due to material omissions of the actual material impacts that the Bhopal legacy has been having on the company's reputation and investment in India.

SEC rule 14a-9 provides:

> No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

A publication issued in conjunction with a proxy may thus be misleading either in regard to the facts it discloses, or if omits to state facts necessary to avoid misleading shareholders. It seems clear that at a minimum, the information that the Company has published would need additional disclosures in order to avoid misleading shareholders as to the likelihood of future reputational and investment impacts of the Bhopal legacy.

The evidence of recent reputational and investment impact is clear, compelling and abundant. The evidence that these impacts are coming to an abrupt halt anytime soon is nonexistent, or at a minimum, none was presented by the Company to render their "opinion" of no impact plausible.

**<u>Substantial Policy Considerations for the Commission's Review</u>**

As a result of the above analysis, this no action letter presents two important policy issues for consideration of the Staff and Commission:

1. Can a company respond to a request for a report which asks for their assessment of an issue, by providing an *implausible* assertion of opinion and be deemed to have "substantially implemented" the request? Does the Staff have an obligation to assess whether the Company's so-called opinion is implausible, or can it simply find "substantial implementation" taking the Company's opinion on face value without consideration of countervailing evidence?

2. If the so-called "report" published by a company would be misleading within the meaning of Rule 14a-9 if published in the proxy as a response to the proposal, because it omits material information which investors would necessarily need to see so as to not be misled, can the report nevertheless be deemed to be substantially implemented?

These are formidable considerations that reflect directly on the integrity of the Rule 14a-8 process. Accordingly, we respectfully request reconsideration and reversal of the Staff decision of March 18, 2014, and if such reconsideration is denied, to seek review by the full Commission.

Finally, we note that the Staff has declined to grant the Company a waiver of the 80 day deadline for filing its no action request. Accordingly, we urge the Staff and Commission to instruct the Company, that during the pendency of this request that it may not file its proxy statement without including the Proposal. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff or Commission wishes any further information.

Sincerely,



Sanford Lewis

cc: Ronald O. Mueller, Gibson, Dunn & Crutcher, LLP
Charles J. Kalil, General Counsel and Corporate Secretary, Dow Chemical

**Exhibit 1 – Record of Decision**

[Submitted as Separate File]

**Exhibit 2– Dow GACL Proposal**

RTI / Foreign Investment Promotion Board / Department of Economic Affairs / Ministry



DUA

July 1, 2008

The Chairman
Foreign Investment Promotion Board
Department of Economic Affairs
Ministry of Finance
North Block
New Delhi 110 001

**Sub: Proposal for setting up a joint venture with Gujarat Alkalies and Chemicals Limited to manufacture inter alia chloromethanes and for payment of technology fees.**

Dear Sir,

We are writing to you for and on behalf of our client Dow Europe GmbH (**"Dow"**).

Dow seeks the approval of the Foreign Investment Promotion Board (**"FIPB"**) to set up a joint venture in India with Gujarat Alkalies and Chemicals Limited to manufacture inter alia chloromethanes and for payment of technology fees.

Attached please find 15 sets of the submission from Dow addressed to the FIPB in respect of the same. A letter of authorisation in favour of Dua Consulting Private Limited is enclosed at Attachment VII submission.

We would be grateful if you could consider the application favourably and expeditiously.

Thanking you,

Yours sincerely,
For **DUA CONSULTING PRIVATE LIMITED**

**Ravi Oberoi**

Encl: as above

DUA CONSULTING PRIVATE LIMITED
Registered Office: 301-303, Tolstoy House, 15 Tolstoy Marg, New Delhi - 110 001, India
Tel: 91-11-23359347-49 Fax: 91-11-23738450 E-mail: dua@duaconsulting.com
BANGALORE • CHANDIGARH • CHENNAI • GURGAON • HYDERABAD • MUMBAI • PUNE

DUA

July 1, 2008

The Chairman
Foreign Investment Promotion Board
Department of Economic Affairs
Ministry of Finance
North Block
New Delhi 110 001

**Sub: Proposal for setting up a joint venture with Gujarat Alkalies and Chemicals Limited to manufacture inter alia chloromethanes and for payment of technology fees.**

Dear Sir,

We are writing to you for and on behalf of our client Dow Europe GmbH ("**Dow**").

Dow seeks the approval of the Foreign Investment Promotion Board ("**FIPB**") to set up a joint venture in India with Gujarat Alkalies and Chemicals Limited to manufacture inter alia chloromethanes and for payment of technology fees.

Attached please find 15 sets of the submission from Dow addressed to the FIPB in respect of the same. A letter of authorisation in favour of Dua Consulting Private Limited is enclosed at Attachment VII submission.

We would be grateful if you could consider the application favourably and expeditiously.

Thanking you,

Yours sincerely,
For **DUA CONSULTING PRIVATE LIMITED**



**Ravi Oberoi**

Encl: as above

DUA CONSULTING PRIVATE LIMITED
Registered Office: 301-303, Tolstoy House, 15 Tolstoy Marg, New Delhi - 110 001, India
Tel: 91-11-23359347-49 Fax: 91-11-23738450 E-mail: dua@duaconsulting.com
BANGALORE · CHANDIGARH · CHENNAI · GURGAON · HYDERABAD · MUMBAI · PUNE

# CONTENTS

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Dow Europe GmbH
Bachtobelstrasse 3, P.O. Box
CH-8810 Horgen
Switzerland

June12th, 2008

The Chairman
Foreign Investment Promotion Board
Department of Economic Affairs
Ministry of Finance
Government of India
North Block
New Delhi 110 011.

*Subject*: **Proposal for setting up a joint venture with Gujarat Alkalies and Chemicals Limited to manufacture inter-alia chloromethanes.**

Dear Sir,

We, Dow Europe GmbH along with Gujarat Alkalies And Chemicals Limited, feel privileged to present this proposal for setting up a joint venture in India to manufacture inter-alia chloromethanes through an Indian joint venture company which will have equal participation in its share capital by both the joint venture partners as detailed hereunder.

**1. BACKGROUND**

Dow Europe GmbH, a company established under the laws of Switzerland and having its principal place of business at Bachtobelstrasse, 3, Horgen, Switzerland ("Dow Europe") has been in discussions with Gujarat Alkalies and Chemicals Limited ("GACL") to set up a joint venture in India to be engaged in the manufacture of methyl chloride, methylene chloride, chloroform, carbon tetra chloride and Hydrochloric Acid ("Products" or "chloromethanes").

74

It is proposed that the joint venture be implemented through a new Indian company to be set up in accordance with the laws of India ("JV Co."). The JV Co. will have its registered office and the proposed plant to manufacture the Products in the State of Gujarat. We are informed that the manufacture of the Products does not require any industrial license to be obtained and only an Industrial Entrepreneur Memorandum is to be filed with the Ministry of Commerce and Industry, Government of India.

**Dow Europe GmbH**

As stated above, Dow Europe established under the laws of Switzerland on November 29, 2001, is a wholly owned subsidiary of Dow Europe Holding N.V., Netherlands, which in turn is a wholly owned subsidiary of The Dow Chemical Company, USA ("Dow"), a leader in science and technology, providing innovative chemical, plastic and agricultural products and services to many essential consumer markets. With annual sales of US $ 54 billion, Dow is a diversified chemical company that combines the power of science and technology with the "Human Element" to constantly improve what is essential for human progress. Dow delivers a broad range of products and services to customers in 160 countries connecting chemistry and innovation with the principles of sustainability to help provide everything from food, water, transportation and pharmaceuticals to paints, personal and homecare products and building and construction solutions among others.

Dow is acknowledged world leader in manufacture of chloromethanes and currently produces about 500,000 MTA at various locations in Germany and USA. Dow (including affiliates) holds itself to the highest level of integrity with a stringent Environment, Health and Safety (EH&S) policy. Accordingly, Dow ensures that its products and operations meet applicable government and Dow standards in protection of the environment, employees and the community, whichever is more stringent.

Dow Europe was and is engaged in the business of manufacture and sale of various chemicals and related products.

## GUJARAT ALKALIES AND CHEMICALS LIMITED

Gujarat Alkalies and Chemicals Limited ("**GACL**") was incorporated on March 29, 1973 in the State of Gujarat by Gujarat Industrial Investment Corporation, a wholly owned company of Government of Gujarat, as its core promoter. GACL has its registered office at Vadodara. GACL has integrated manufacture facilities at Vadodara and Dahej, both in the State of Gujarat. GACL is *inter alia* engaged in the business of manufacture and sale of caustic soda, chlorine, hydrogen gas, hydrochloric acid, chloromethanes, hydrogen peroxide, phosphoric acid, potassium hydroxide, sodium cyanide, sodium, ferrocyanide, aluminum chloride, etc. Its manufacturing capacity for caustic soda is 412500 tonnes per annum and it is the largest producer of chlor-alkali in India. The unit at Dahej also has 90 MW captive power plant for regular and economical power supply.

GACL is working to expand its current caustic soda capacity at Dahej. In addition it has several other expansions and diversification projects in the pipeline including expansion of capacity of hydrogen peroxide; setting up a Wind Mill project, project for polyols, and a project for hydrazine hydrate. In addition to the said projects, this synergy with Dow Europe will provide a strong strategic advantage to GACL's medium and long term plans. More about GACL can be found at www.gacl.com.

Details in brief of the joint venture

The JV Co. will have Dow Europe and GACL as equal partners (50:50). The JV Co. will be incorporated as a limited liability company in the State of Gujarat with initial capital contribution of INR 10,000,000 each by the two partners to its equity share capital. The new chemical facility with a total anticipated investment of INR 600 crores (INR 6,000,000,000), is proposed to be set up at GIDC industrial area at Dahej with the state-of-the-art technology from Dow affiliate. The project cost will be funded by way of contribution to share capital, shareholder loans being provided by the two joint venture partners equally and institutional finance. The technology to be employed, will be best in class and will be licensed by Dow Global Technologies Inc. ("DGTI"), an affiliate of Dow Europe.

DGTI a subsidiary of Dow, is the owner and / or possesses licensing rights to various technologies of Dow and its affiliates. DGTI has a License Agreement with Serum Institute of India Limited for Pfēnex Expression Technology™, a Pseudomonas-based technology from DowpharmaSM. However, the Pfenex technology typically used in the pharmaceutical field is very different from the technology to be licensed for manufacture of chloromethanes.

The new facility will produce chloromethanes via a single train with obvious advantage in low cost production and minimum production of carbon tetra chloride ("CTC") to meet the requirement under the Montreal Protocol, which provides for reduction or phasing out of substances causing ozone layer depletion. Dow Europe will also bring in its marketing and sales expertise. Similarly, in addition to the 50% investment in the share capital of the JV Co. and provision of 50% shareholder loan, GACL will be providing to the JV Co. feedstock in the form of about 600 MT of chlorine per day and power at mutually agreed prices.

While JV Co. is expected to be duly incorporated by the end of June 2008, the construction of the plant is expected to be completed by May 2011 and commercial production is targeted for around July 2011. On incorporation of the JV Co., all other activities such as execution of definitive agreements, obtaining of various permits / approvals from various environmental and other competent authorities, engineering design and construction of plant as per prevailing environment, health and safety standards of the State Pollution Control Board or Dow which ever are more stringent and other activities to drive establishment and functioning of the facility will be undertaken.

Presence of Dow group in India

Dow first began operating in India over 50 years ago with the joint venture agreement signed in 1957 with Polychem Limited ("Polychem") for production of polystyrene. This venture was for technology transfer and as per the terms of the agreement with Polychem, Dow withdrew from the same with efflux of time. Apart from the aforesaid venture, Dow had been operating in the

7-1

country first through Representative and then a Branch office, until the incorporation of Dow Chemical International Pvt. Ltd. in 1998.

Dow Chemical International Pvt. Ltd ("Dow India") was incorporated at Mumbai in 1998. Presently, Dow India has more than 900 employees at seven locations including two manufacturing sites for polyol formulations. In the last five years, Dow India's operations have experienced an unprecedented and exciting growth: with an exponential increase in sales, manufacturing and employee numbers. It has established three Centers of Excellence as follows:

- Global R&D Center at Pune, Maharashtra, which is the first major research center outside of the USA. With an investment of Rs. 400 crores the center when completed will house over 500 high caliber scientists with focus on *inter alia* water, pharmaceuticals, surfactants, paints and coatings and personal care products Serving multiple disciplines, the center's capabilities include discovery of new molecules and developing novel applications for existing ones

- Mumbai Global Services Center which serves as a hub for transactional services for India and global operations

- India Engineering Center, a state-of-the-art facility is located in the IT corridor of Chennai. The Center provides a broad range of project and support based engineering services including Design Engineering, Construction Management, Process Automation, Process Engineering, Process Safety, and Project Controls. It delivers projects using global work processes and tools

Dow India is an active and responsible corporate citizen and has contributed generously over the years to various country specific social responsibility initiatives. Building houses for the poor through the Jimmy Carter Work Project - 'Habitat for Humanity' and providing free supplies of artificial limbs to the physically challenged through the 'Jaipur Foot' initiative are some key contributions. Dow technology in water purification in collaboration with the

Byrajju Foundation has led to supply of clean drinking water to villages in Andhra Pradesh.

In addition, Dow AgroSciences LLC, a subsidiary of Dow has presence in the agrochemical field in India, through its wholly owned subsidiary Dow AgroSciences India Pvt. Ltd, (DAS India). DAS India is located in Mumbai and has its manufacturing facility at Lote Parshuram in Maharashtra.

Declaration of Dow Europe GmbH as regards previous tie ups in India in the same field together with No objections from Dow India and DAS India for setting up joint venture with GACL are attached as Attachment I.

Status of Joint Venture Company

As stated above, the JV Co. is in the process of being incorporated. The name "Dow-GACL SolVenture Limited" has been made available by the Registrar of Companies, Gujarat. The JV Co. is expected to be incorporated by late June 2008.

Advantages and Benefits of the project:

The setting up of a joint venture between GACL and Dow Europe is a significant development. A major advantage arising out of this project would be to meet the rising demand of chloromethanes by using the best-in-class technology. India is a leading importer of chloromethanes with annual imports of almost INR 200 Crores. This new facility would help in saving the foreign exchange. Moreover the Dow technology proposed to be used minimizes the production of CTC.

This facility will provide the push to downstream users in the pharmaceuticals, refrigerant and solvent sectors by making raw materials at more competitive rates.

The project provides a value added and consistent outlet for chlorine.

In addition Dow has the capability of facilitating technology for use of CTC to manufacture Per-tet. This not only helps to safely dispose of CTC but also results in a value added product.

Technology

DGTI, an affiliate of Dow Europe owns the trade secrets and know-how relating to the technology that will be used by the JV Co. to produce chloromethanes and has the rights to license the said technology.

DGTI is willing and shall grant a non-exclusive license, and certain technical documentation and technical assistance for production of chloromethanes to the JV Co. DGTI will grant a non-exclusive license to use the Process to make chloromethanes and to design, build, operate, maintain and alter the facility for a capacity of 200 KTA of chloromethanes per annum. In addition, DGTI will provide specified technical documentation to the JV Company, including a Process Design Package (PDP), and Operating Manual. Additional technology and / or technical services to support the operation and maintenance of the plant can be provided to the JV by DGTI by agreement.

The chloromethane technology from DGTI has the largest single train capability, the highest methylene chloride (M2)/chloroform (M3) ratio, and greatest flexibility to swing between the two products of any chloromethane technology available. The uniqueness of these features enables the licensee to build a single 200 KTA plant at lower cost as compared to other technologies that require multiple trains. The technology also provides product ratio flexibility which allows the producer to make the final products needed to meet the constantly changing market demand. The high methylene chloride capability of DGTI technology is perfectly matched to serve India's growing solvent needs into pharmaceutical applications, while minimizing chloroform and CTC production. Other benefits include higher reliability (on-line time) and longer plant life (less incidents that cause potential harm to the physical plan.)

The fee of USD 17 million, which is inclusive of not only the license fee but also the PDP fee, has been agreed upon considering the resources that have

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been invested in developing and perfecting this technology including its capability, product quality and flexibility, over a period of more than three decades. Only after perfecting the technology that DGTI is making a first offering of technology [outside Dow group] as provided herein to the JV Co.

The technology license and other support from DGTI to the JV Co. has been discussed and agreed between the joint venture partners and is as follows:

Technology License fee : USD 9,000,000 (US 9 million dollars)
Process Design Package fee : USD 8,000,000 (US 8 million dollars)

The aforesaid total amount of USD 17 million (gross) is proposed to be paid in 5 installments as under:

1. USD 5 million on execution of Technology License Agreement
2. USD 6 million on delivery of Process Design Package
3. USD 2 million 90 days after delivery of Process Design Package
4. USD 1 million on plant start-up and delivery of first 500 MT of product
5. USD 3 million on successful commissioning of the plant.

No royalty payment is envisaged on exports or domestic sales.

GACL as a strategic partner, synergies

The arrangement with GACL to set up a chloromethanes manufacturing facility is a significant development for a long term strategic business relationship. GACL a promoter of green technology and the largest producer of chlor-alkali in India is the ideal partner for this project. Like Dow, it is a company that continuously strives for excellence and expansion. GACL has evolved and implemented several programs pertaining to environment, safety and social welfare. Being the largest producer of chlor-alkali in India, it produces chlorine which is the feedstock required for the project. This project not only provides a value added and consistent outlet for GACL's chlorine but it also fits into the growth plans of both partners.

As stated, while Dow Europe will provide technology (through its affiliate) and marketing and sales expertise in the markets worldwide, GACL will provide the feedstock and local expertise in various disciplines.

## 2. PROPOSAL

It is proposed that a new company in joint venture with GACL and Dow Europe be set up to manufacture inter-alia chloromethanes and both parties participate in the share capital of the new company equally (50:50). The two parties will initially contribute INR 10,000,000 each to the share capital of the JV Co. Further infusion of capital will be made as may be required and as agreed between the Partners. The two Partners would also contribute further funds to the JV Co. by way of shareholder loans in compliance with the legal requirements in this regard.

Further DGTI, will provide to the JV Co. technology pertaining to the manufacture of the Products principally on the following terms and conditions:

a) Technology License fees : USD 9,000,000 (US Nine million dollars)
b) Process Design Package fee : USD 8,000,000 (US Eight million dollars)
To be paid in four installments as stated hereinabove.

The aforesaid proposal has been considered at the meeting of the Board of Dow Europe held on April 21, 2008 and a copy of the resolution passed in this regard is attached as Attachment II.

A letter of support from GACL having read this proposal of Dow Europe and conveying its agreement on the same for participation in the joint venture is attached as Attachment III.

Foreign exchange inflow / outflow

Share capital will be brought in through foreign inward remittance from time to time. Long term loans will be arranged by the JV Co. these will comply with the regulatory requirements including external commercial borrowings norms as per applicable laws and regulations. Outflow would principally be for payment of technology, fee for services received, for imports that may be made in terms of prevailing Foreign Trade Policy of the Government of India and if external commercial borrowings are raised, for servicing cost of such borrowings and repayments of such external commercial borrowings.

Benefits to India

The project and establishment of the chloromethanes facility will bring the following benefits to India:

- New "state-of-the-art" technology being introduced in India
- The product mix is based on the country's requirement
- Will help in reduction of imports and thus save valuable foreign exchange
- Introduction of safety excellence in Indian manufacturing facilities
- Creation of high and low end jobs
- Increases revenues from tax flows
- Increases community outreach and contributions towards communities
- Provides a value added and consistent outlet for chlorine
- Provides an option to manage CTC with best-in-class technology and assists in complying with the Montreal Protocol; and
- Provides the push to development downstream sectors like pharmaceuticals, refrigerants and solvents

In the context of the foregoing, and as stated under the head, **"REQUEST"**, Dow Europe wishes to seek approval of the Government of India for setting up the joint venture as aforesaid.

## 3. REQUEST

By way of this application Dow Europe hereby seeks approval of the Government of India for setting up a joint venture with GACL and for participation equally with GACL in the share capital of the JV Co. as under:

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a) Enter into a joint venture with GACL and hold 50% shares in the equity share capital of the JV Co.

b) Payment of technology fees by the JV Co. to DGTI, the technology provider of USD 17 million which includes the Technology License fee of USD 9 million and Process Design Package fee of USD 8 million payable in five installments as under:

1. USD 5 million on execution of Technology License Agreement
2. USD 6 million on delivery of Process Design Package
3. USD 2 million 90 days after delivery of Process Design Package
4. USD 1 million on plant start-up and delivery of first 500 MT of product
5. USD 3 million on successful commissioning of the plant.

Dow Europe will be pleased to provide any further information/ clarification that you may require in respect of this proposal.

We, Dow Europe, have authorized Dua Consulting Private Limited to file this application with your office and to undertake such follow up actions as may be required and further to collect, on our behalf, the approval letter from the relevant authority. A separate letter of authorization in this behalf is enclosed as Attachment VII.

Yours faithfully,
For **Dow Europe GmbH**



I. Molina,
Director

**Exhibit 3 – Dow GACL - Disposition**

SAU 6 U                                                          106

No. 14022/6/2008-Ch. II
Government of India
Ministry of Chemicals & Fertilizers
Deptt.of Chemicals & Petrochemicals

Shastri Bhawan, New Delhi
Dated the 31st July, 2008

To

M/s. Dow Europe GMBH Switzerland
C/o DUA Consulting Pvt. Ltd.
301-303, Tolstoy House,
15 Tolstoy Marg,
New Delhi- 110 001.

**Fax No. 2373-8450**

Sub: Proposal for approval of foreign investment No. 197/FC/2008 dated 2.7.2008 received from M/s. Dow Europe GMBH Switzerland.

Sir,

I am directed to refer to your letter dated 28.7.2008 on the subject mentioned above.

You are requested to furnish following additional information immediately so as to reach this office by 4th August evening positively:

1. Details of Chloromethane technology supplied by DGTI with details of technology fees to other users in the world.

2. Kindly clarity regarding the origin of the Chloromethanes Technology to be supplied to the joint venture and whether this technology has any relevance / linkage with M/s. Union Carbide.

Yours faithfully,



(JASBIR SINGH)
INDUSTRIAL ADVISER

Jasbir Singh
Industrial Adviser
Deptt. of Chemicals & Petrochemicals
New Delhi

124



Dow Europe GmbH

August 4, 2008

Mr. Jasbir Singh
Industrial Advisor
Department of Chemicals and Petrochemicals
Ministry of Chemicals & Fertilizers
Shastri Bhawan
New Delhi

Sub: Proposal for approval of foreign investment No. 179/FC/2008 dated 2/7/2008

Sir,

We refer to your letter dated July 31, 2008 received by us on August 1, 2008, requesting further clarifications on our subject application. We are pleased to provide the response to your questions as below:

**Question 1: Details of Chloromethanes Technology Supplied by DGTI with details of technology fees to other units in the world.**

*Please refer to our letter dated July 28, 2008, wherein we had replied this query in detail.*

*So far DGTI has not offered this in-house technology for production of chloromethanes to any other company in the world as it is a closely guarded state of the art technology developed by the Dow research team. Hence, no comparison is possible*

**Question 2: Kindly clarify regarding the origin of the Chloromethanes Technology to be supplied to the joint venture and whether the technology has any relevance / linkage with M/s Union Carbide**

*Chloromethanes Technology was first developed approximately two decades ago at our Research and Development Center at Freeport, USA. Over the years it has been further developed and perfected at Research centers and plants of Dow at Freeport and Plaquemine in USA and Stade in Germany.*

*We reiterate that Chloromethanes Technology was developed by Dow and has absolutely no relevance or linkage with Union Carbide Corporation.*

Further, in continuation of our above referred letter of July 28, 2008, we wish to clarify that the output expected from the proposed plant of the joint venture over a period of 5 years is about 900,000 MT, which in terms of turnover translates to around Rs. 2700 Crores. While the cost of technology at USS 17 million is less than 3% of the expected turnover.

We trust the above answers your queries to your satisfaction.

Please note that information provided herein is confidential to be used only for the purpose of considering our proposal and may not be shared with third parties without our prior consent.



Thanking you

Yours truly,

*For Dow Europe GmbH*

*Authorized Signatory*

Jasbir Singh

12.2

August 4, 2008

Shri Jasbir Singh,
Industrial Advisor,
Department of Chemicals and Petrochemicals,
Ministry of Chemicals and Fertilizers,
Government of India,
Shastri Bhawan, New Delhi

Dear Shri Jasbir Singh,

***Proposal for the approval foreign investment no. 197/FC/2008 dated July 02, 2008***

Please refer to your letter dated August 4, 2008 on the above subject.

The Chloromethane technology offered as per the above proposal has NOT been developed, perfected and owned by Union Carbide Company. This technology has been developed, perfected and owned by The Dow Chemical Company.

Yours sincerely,
*For Dow Europe GmbH*



*Authorized Signatory*

-20(5)

150

No.14022/6/2008-Ch.II
Government of India
Ministry of Chemicals & Fertilizers
Department of Chemicals & Petrochemicals
******

Shastri Bhawan, New Delhi.
Dated ~~August 22~~ Sept-11, 2008

## OFFICE MEMORANDUM

Subject **Proposal for approval of foreign investment No.197/FC/2008 dated 02/07/2008 – M/s Dow Europe GMBH Switzerland reg.**

The undersigned is directed to refer to Deptt. of Economics Affairs, FIPB Unit OM No.197/FC/2008 dated 03.07.2008 on the subject cited above and to state that the Department of Chemicals & Petrochemicals is aware of the fact that accessing cost effective foreign technology by domestic companies is in the interest of the country. However, since the investment involves production of Carbon Tetrachloride (CTC), which is covered under Montreal Protocol, the proposal was sent to Ministry of Environment & Forests for clearance. No response has been received from Ministry of E&F.

2. The issue of environmental remediation consequent to Bhopal Gas Tragedy is of national importance and also a subject matter of litigation before Jabalpur High Court of Madhya Pradesh. Dow Chemicals Limited and two others have been cited as respondents, as possible polluters. It has been the considered view and consistent stand of Department of Chemicals & Petrochemicals that the responsibility for environmental remediation should be fixed on the polluter as may be decided by the Hon'ble High Court of Madhya Pradesh and the Department has also sought an advance of Rs.100 crores to be deposited by the respondents for environmental remediation of Gas Leak Disaster site as an interim measure pending final fixation of legal and financial liability by the High Court.

3. Therefore, notwithstanding the merits in the proposals before the FIPB the Department of Chemicals and Petrochemicals would recommend, as a matter of principle, that until the Dow Chemical Company of whom the Dow Europe GMBH Switzerland is a subsidiary owns up responsibility for environmental remediation in Bhopal Gas Leak site disaster remediation, no proposals of investment should be considered favorably by Government of India.

4. This issues with the approval of Hon'ble Minister (G&F and S).

Geeta Menon
(Geeta Menon)
Director
Tel: 2378 2266

**Department of Economic Affairs,**
**(Shri Prabodh Saxena, Director)**
**Foreign Investment Promotion Board,**
**North Block, New Delhi.** Tel (O) 23093558
Fax No. 23092511-2477

Sent 17/9